Form 20-F
period 2025-06-30
STAK Inc.
filed 2025-11-05
CIK 2002453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number:001-42535

STAK INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 11, 8th Floor, No. 6 Beitanghe East Road

Tianning District, Changzhou, Jiangsu

People’s Republic of China, 213000

(Address of principal executive offices)

Chuanbo Jiang

Telephone: +86 519 8880 2609
Chief Executive Officer and Chairman of the Board

Building 11, 8th Floor, No. 6 Beitanghe East Road

Tianning District, Changzhou, Jiangsu

People’s Republic of China, 213000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.001 per share	STAK	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2025, there were 13,210,349 ordinary shares, par value US$0.001 per share, being the sum of 4,010,349 Class A ordinary shares, par value of US$0.001 per share, and 9,200,000 Class B ordinary shares, par value of US$0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“CAGR” refers to compound average growth rate;

●	“Changzhou Zhongshan” refers Changzhou Zhongshan Intelligent Equipment Co., Ltd., one of our PRC subsidiaries.

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China;

●	“Class A Ordinary Shares” refer to the Class A ordinary shares of STAK, Inc., par value $0.001 per share;

●	“Class B Ordinary Shares” refer to the Class B ordinary shares of STAK, Inc., par value $0.001 per share;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“mainland China” are to the People’s Republic of China, excluding, solely for the purpose of this annual report, Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this annual report;

●	“PRC Subsidiaries” refers to the Company’s subsidiaries incorporated in the mainland China, including STAK (Changzhou) Intelligent Technology Co., Ltd, YLAN Technology (Changzhou) Co., Ltd, and Changzhou Zhongshan Intelligent Equipment Co., Ltd;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Ordinary Shares” refer to the Class A Ordinary Shares and Class B Ordinary Shares of STAK, Inc., collectively;

●	“we,” “us,” “our,” the “Company” and the “Group” refer to STAK Inc. 斯塔克工业集团有限公司, a Cayman Islands exempted company, together as a group with its subsidiaries;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States; and

●	“YLAN” refers to YLAN Technology (Changzhou) Co., Ltd., as an operating entity of STAK Inc. 斯塔克工业集团有限公司 in mainland China.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Company Structure

Our Company, STAK Inc., is a holding company with no material operations of its own. We conduct our operations through the PRC Subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by the PRC Subsidiaries. If our existing PRC Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. The PRC Subsidiaries didn’t distribute dividends and have made no further plans to pay dividends since such date and do not expect to do so unless and until they have generated sufficient accumulated profits and have met the requirements for statutory reserve funds.

The following diagram illustrates our corporate structure as of the date of this annual report.

STAK Inc.
100%
STAK Holdings Limited
offshore
onshore
100%
STAK (Changzhou) Intelligent Technology Co., Ltd
100%
YLAN Technology (Changzhou) Co., Ltd
YLAN Technology (Changzhou) Co., Ltd. Shiyan Branch
YLAN Technology (Changzhou) Co., Ltd. Guizhou Branch
100%
Changzhou Zhongshan Intelligent Equipment Co., Ltd

Permissions Required from the PRC Authorities for Our Operations

We do not hold a special vehicle production permission to produce special vehicles as requested by the Chinese Ministry of Industry and Information Technology, so we rely on a collaborative outsourcing model to provide final products to customers. While this approach reduces the initial operational investment in large fixed assets, it also brings policy risks and business expansion bottlenecks. If the government does not allow outsourcing or if our business demand exceeds the outsourcing factory’s capacity in the future, it could severely restrict our growth and adversely affect the value of your investment. We plan to use a part of the IPO proceeds to establish a qualified factory and to obtain specialized vehicle permission, however, there is no guarantee that we can obtain the permission in a timely manner or whether we can obtain the permission at all.

Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Furthermore, on December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures,” which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. On July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which became effective on September 1, 2022. We do not collect or store any personal data (including certain personal information) from our individual end-users. As of the date of this annual report, we have not collected or stored personal information from our individual end-users. As a result, the likelihood of us being subject to the review of the CAC is remote. Given the recent issuance of the Measures for the Security Assessment of Cross-Border Data, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. Moreover, on September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. According to such regulations, network data processors conducting network data processing activities that may affect or potentially affect national security shall conduct national security reviews in accordance with national regulations.

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). According to the Overseas Listing Regulations, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. We cannot assure you that we will be able to complete such filings in a timely manner, or at all. The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

We cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. If we are subject to additional requirements that we obtain the approval or clearance from either the CSRC, the CAC or any other regulators in China in the future but fail to obtain such approval or clearance, we will not be able to pursue offerings in the future any further. See “Risk Factors—Risks Related to Doing Business in China—We are subject to the filing procedures with the CSRC in connection with subsequent securities offerings. The approval of or clearance by the CAC and other compliance procedures may be required in connection with subsequent offerings and subsequent securities offerings, and, if required, we cannot predict whether we will be able to obtain such approval or clearance.”

Cash and Asset Flows Through Our Organization

For the fiscal year ended June 30, 2025, STAK Inc. made capital contributions of $0.6 million to the STAK (Changzhou) Intelligent Technology Co., Ltd, or WFOE, through its intermediate holding company. Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between YLAN, our main operating subsidiary, and its subsidiaries. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision) (the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. For the fiscal years ended June 30, 2025 and 2024, no transfers, dividends or distributions from a subsidiary were made to STAK Inc. or other investors. As advised by our PRC counsel, DeHeng Law Offices (Shenzhen), the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.

The Holding Foreign Companies Accountable Act

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before our Ordinary Shares may be prohibited from trading or delisted has been reduced accordingly.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China, and (ii) Hong Kong. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

Furthermore, various equity-based research organizations have recently published reports on mainland China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, HTL International, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL International, LLC is headquartered in Houston, Texas, it is currently subject to inspection by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our subsequent offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether the framework will be fully complied, which could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. On December 15, 2022, the PCAOB issued a Determination Report which determined that the PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated, (2) has timely access to, and the ability to retain and use, any document or information that the PCAOB considers relevant to an inspection or investigation, and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of the Act and the rules of the PCAOB, as interpreted and applied by the PCAOB. Consequently, the PCAOB concluded that in the absence of any evidence that authorities in the PRC currently are taking any positions to impair the PCAOB’s ability to execute its statutory mandate with respect to inspections or investigations, the HFCA Act dictates that the PCAOB vacate the 2021 Determinations. As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether the PCAOB should issue a new determination.

3.A.	[Reserved]

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Our annual report should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in this Item 3.D. “Item 3. Key Information — D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

●	We cannot assure you that we will maintain profitability.

●	We operate in a volatile industry where the demand for oil equipment can fluctuate significantly, often in correlation with oil and natural gas prices, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

●	We have a limited operating history and experience in specialized oilfield equipment and integrated solutions, which makes it difficult to evaluate our business. We cannot assure you that the market for our products will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

●	Failure to maintain and enlarge our customer base or strengthen customer engagement may adversely affect our business and results of operations.

●	Failure to maintain the quality of our products and service could have a material and adverse effect on our reputation, financial condition and results of operations.

●	We depend on our cooperation with our business partners. Our business may be negatively affected if such partners do not continue their relationship with us or if their operations fail.

●	We may experience significant liability claims or complaints from customers, litigation and regulatory investigations and proceedings.

●	We are dependent on our top customers. If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

●	Our industry is intensely competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources.

●	We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

●	Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Our Capital Structure

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

●	Our dual class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Risks Related to Doing Business in China

●	Uncertainties and quick changes in the PRC legal system could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	We are subject to the filing procedures with the CSRC in connection with subsequent securities offerings. The approval of or clearance by the CAC and other compliance procedures may be required in connection with subsequent offerings and subsequent securities offerings, and, if required, we cannot predict whether we will be able to obtain such approval or clearance

●	We must remit subsequent offerings proceeds to mainland China before they may be used to benefit our business in mainland China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our securities.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our subsequent offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

●	We do not hold a special vehicle production permission to produce special vehicles as requested by the Chinese Ministry of Industry and Information Technology. If the government does not allow outsourcing or if our business demand exceeds the outsourcing factory’s capacity in the future, it could severely restrict our growth and adversely affect the value of your investment.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

Risks Related to Ordinary Shares

●	The market price for the Ordinary Shares may be volatile.

●	Our management team has limited experience managing a public company.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

●	Substantial future sales or perceived potential sales of Ordinary Shares in the public market could cause the price of the Ordinary Shares to decline.

●	We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

●	Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Business and Industry

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to increase our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, declining growth of the marketing industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our Ordinary Shares could decline.

We cannot assure you that we will maintain profitability.

We accounted $5.7 million net loss and $2.4 million net profit for the fiscal years ended June 30, 2025 and 2024, respectively. We may not be able to regain or maintain our level of profitability. We may raise additional working capital if our working capital is not sufficient for our future development. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures may make us continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur losses again in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we cannot assure you that we will maintain operating profits as we continue to expand our business, and otherwise implement our growth initiatives.

We operate in a volatile industry where the demand for oil equipment can fluctuate significantly, often in correlation with oil and natural gas prices, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

We are a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment. We design and manufacture oilfield-specialized production and maintenance equipment, then collaborate with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, we sell oilfield-specialized equipment components, related products, and provide automation solutions. The market in which our customers operate can fluctuate significantly, often in correlation with oil and natural gas prices, and the industry may not develop as we anticipate. As our business develops in response to oil prices and market competition, we may need to impose more rigorous risk management systems and policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve the expected results and may materially and adversely affect our financial condition and results of operations. It is therefore difficult to accurately predict our prospects.

We have a limited operating history and experience in specialized oilfield equipment and integrated solutions, which makes it difficult to evaluate our business. We cannot assure you that the market for our products will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

In early 2020, we started our focus on the production of oilfield-specialized and maintenance equipment, leading to the establishment of YLAN, our operating subsidiary. Since then we have achieved rapid growth in terms of customer base and revenue. For the fiscal years ended June 30, 2025 and 2024, our specialized oilfield equipment revenue accounted for 48.0% and 46.9% of our total revenue, respectively. However, our limited operating history in our services to provide specialized oilfield equipment and integrated solutions may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	expand our products and services offering;

●	retain existing customers and attract new customers;

●	offer customized and comprehensive services tailored to the needs of oilfield maintenance and service companies throughout their lifecycles;

●	successfully compete with other companies that are currently in, or may in the future enter, our industry or similar industries;

●	obtain permits of specialized vehicles manufacture; and

●	observe and strategize on the latest market trends.

All of these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our services does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations, and financial condition will be materially and adversely affected.

Failure to maintain and enlarge our customer base or strengthen customer engagement may adversely affect our business and results of operations.

Our revenue growth depends on our ability to maintain and enlarge our customer base and strengthen customer engagement so that more of oilfield services companies will replace the products and services of our competitors with ours, which will contribute to our revenue growth. Our customers may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service or products providers. Our ability to maintain and enlarge our customer base and strengthen our customer engagement will depend on many factors, some of which are out of our control, including:

●	our ability to continually innovate our solutions in response to evolving customer demands and expectations and intense market competition;

●	our ability to customize solutions for different oilfield maintenance and service companies;

●	customer satisfaction with our products, including any oilfield specialized maintenance and service vehicles that we may develop, and the competitiveness of our oilfield specialized equipment; and

●	the effectiveness of our solutions in helping our customers improve oilfield maintenance efficiency, enhance service quality, and reduce operation or repair costs.

Failure to maintain the quality of our products and services could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality of our products and services is critical to our success. We pay close attention to quality control, monitoring our products and services. Yet, maintaining consistent product and service quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective. Furthermore, given that we do not have permits to manufacture specialized vehicles in mainland China, we cooperate with the qualified manufactures to assemble the oilfield-specialized vehicles. Therefore, we may not have sufficient controls over the quality of the final products to be delivered to the end-users. In the event that our qualified manufacturers cannot meet our requirement or standard, our clients may not purchase our products and our reputation will suffer.

In addition, the quality of the materials provided by our suppliers is subject to factors beyond our control, including the effectiveness and efficiency of their quality control system, among others. There can be no assurance that our suppliers may always be able to adopt appropriate quality control systems and meet our quality control requirements in respect of the services they provide. Any failure of our business partners to provide satisfactory services could harm our reputation and adversely impact our operations. In addition, we may be unable to receive sufficient compensation from business partners for the losses caused by them.

We depend on our cooperation with our suppliers. Our business may be negatively affected if such suppliers do not continue their relationship with us or if their operations fail.

We cooperate with various suppliers when conducting our business. We have four and two suppliers who accounted for more than 10% of the Company’s purchase in the years ended June 30, 2025 and 2024, respectively. If we are not able to retain our existing suppliers, the quality of our products and services may decline, which will hinder our business growth. The occurrence of any of these circumstances may significantly hinder our ability to carry out our business operations and increase the customer base we can reach, and may significantly increase our expense and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

Furthermore, our oilfield vehicles business relies on qualified vehicles manufacturers in mainland China to assemble the oilfield-specialized vehicles by using the oilfield maintenance equipment manufactured by us. However, we may not have sufficient controls over the quality of the final products assembled by the qualified vehicles manufacturers. In the event that the qualified vehicles manufacturers cannot meet our requirements or standards, our clients may not purchase our products and our reputation will suffer.

We may experience significant liability claims or complaints from customers, litigation and regulatory investigations and proceedings.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, whether or not accurate, and whether or not concerning our services, can adversely affect our business, results of operations and reputation.

We may face exposure to claims and lawsuits arising from our products and services. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.

As of the date of this annual report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of customer rights protection, nor have we been punished or can foresee any punishment to be made by any government authorities of the PRC or any in any overseas jurisdiction.

We are dependent on our top customers. If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Maintaining existing customers and developing new customers are essential to our success. We are heavily dependent on our top customers, who are dealers that purchase our products and resell to the downstream end-users, oilfield service companies. For the year ended June 30, 2025, our three top customers contributed approximately 62% to our revenue. We do not maintain long-term agreements with the top customers and the services agreements with the top customers are made on a per-project basis. Therefore, we cannot be certain that our revenues from the top customers will continue.

Our ability to cost-effectively attract new customers and retain existing customers, especially our top customers, is crucial to driving net income growth and achieving profitability. We promote and attract new customers who are our customers that promote our products to the downstream end-users, oilfield service companies, through methods including cultivating positive word-to-mouth referrals within the industry and proactively expanding our business through our sales team. We also expect to continue to invest significantly to acquire new customers and retain existing ones, especially our top customers. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if our existing customers, especially our existing top customers no longer find our services appealing, or if our competitors offer more attractive prices, discounts or better customer products, our existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers, especially our top customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations will be significantly affected. If our top customers reduce their budgets for the purchase of oilfield specialized equipment or change its way to operate, our revenues may decrease significantly and affect the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivable from our major customers, our results of operation may be materially and adversely affected.

Our industry is intensely competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources.

The oilfield maintenance industry is intensely competitive and includes thousands of companies both domestically and internationally. We face increasing competitive pressures to grow our business in order to maintain our competitive position, and we may encounter competition from, and lose customers to, other companies with design, technological and manufacturing capabilities similar to ours. Some of our potential competitors may have special vehicles manufacture permits, and therefore, they can design and manufacture oil pumping trucks by themselves, and have a pricing advantage compared to us. Some of our potential competitors may also have greater name recognition, greater operating revenues, larger customer bases, longer customer relationships and greater financial, technical, personnel and marketing resources than we have. If we are unsuccessful in competing with our competitors for our existing and prospective customers’ business, our financial conditions and results of operation may be adversely affected.

Furthermore, increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated some and continuously growing our customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our growth strategy is based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that we will be successful in implementing our strategies including (i) continued research on oilfield-specialized production and maintenance equipment, (ii) maintaining our brand, (iii) our rapid response to meet our customers and market demands, and (iv) future new sales model by integrating supply chain finance. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

Our success depends, in part, upon the continued services of key members of our management, Chuanbo Jiang, Ke Dennis Xu, and Huyun Gao. Our executives’ and managers’ knowledge of technologies, market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

We believe that the extensive experience of our management team, their industry knowledge, in-depth understanding of the market and well-established relationships with our customers, suppliers and business associates, enable us to assess the market trends and requirements of our customers, as well as to evaluate and manage our customers efficiently. Our future success will depend on the continued involvement, efforts, performance and abilities of our key personnel as a whole. Although we have employment agreements with our key personals, there can be no assurance that we will be able to retain the services of our key personnel and to continually leverage their leadership skills. If we are unable to retain our key personnel or attract and engage suitable personnel on a timely and commercially viable basis, it may result in the loss of strategic leadership, disruption or delay to our business operations, which could have a material adverse effect on our business, operations and financial conditions.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from our suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to collect account receivables from our customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from customers for the amounts they owe us for our products and services. As of June 30, 2025 and 2024, our accounts receivable balance amounted to approximately $2.0 million and $3.5 million, respectively. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

Adverse general economic, business and industry conditions could have a material adverse effect on the Company’s results of operations and cash flow.

The demand for energy, including crude oil, nature gas liquids (“NGL”) and natural gas, is generally linked to broad-based economic activities. If there is a slowdown in economic growth, an economic downturn or recession or other adverse economic or political development in the US, Europe, or Asia, there could be a significant adverse effect on global financial markets and commodity prices. In addition, hostilities in the Middle East and Ukraine and the occurrence or threat of terrorist attacks in the US or other countries could adversely affect the global economy. Global or national health concerns, including the outbreak of pandemic or contagious diseases, such as COVID-19 (coronavirus), may adversely affect the Company by (i) reducing global economic activity thereby resulting in lower demand for crude oil, NGL and natural gas, (ii) impairing its supply chain, for example, by limiting the manufacturing of materials or the supply of goods and services used in the Company’s operations, and (iii) affecting the health of its workforce, rendering employees unable to work or travel. These and other factors that affect the demand for crude oil, NGLs and natural gas, and the Company’s business and industry, could ultimately have an adverse impact on the Company’s results of operations and cash flows.

Changes to the demand for oil and the rise of petroleum alternatives may negatively affect the Company’s financial condition, results of operations and cash flow.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation systems could reduce the demand for oil. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of hydrocarbons and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and put downward pressure on commodity prices. Advancements in energy efficient products have a similar effect on the demand for oil. The Company cannot predict the impact of changing demand for oil, and any major changes may have a material adverse effect on the Company’s oilfield equipment and integrated solutions business, financial condition, results of operations and cash flow by decreasing the Company’s profitability, increasing its costs, limiting its access to capital and decreasing the value of its assets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Prior to our initial public offering on the Nasdaq, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of June 30, 2025, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Following the identification of the material weaknesses and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Ordinary Shares and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees.

However, we do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. If we were subject to substantial liabilities, we could incur costs and losses that could materially and adversely affect our results of operations and financial condition.

If we do not obtain substantial additional financing, our ability to execute our strategies as outlined in this annual report will be impaired.

Our plans for business expansion and development are dependent upon our raising additional capital. Our plans call for new investments in research and development, marketing, expanded service capacity, and working capital and other items. Although we expect the proceeds of subsequent offerings and our net earnings to substantially fund our planned growth and development, our management will be required to properly and carefully administer and allocate these funds. Should our capital needs be higher than estimated, or should additional capital be required, we may seek additional investments, loans or debt financing to fully pursue our strategies. Such additional investment may not be available to us on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our strategies will be impaired.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

In the PRC, governmental measures implemented by the Chinese government included various stages of lockdowns, closures, quarantines, and travel bans. While our financial performance for the fiscal year 2022 was not materially affected by COVID-19, the pandemic has had an impact on our operations, an impact on the operations of our collaborators, third-party contractors and other entities. In the year of 2022, the resurgence of the COVID-19 pandemic in China and the relevant lockdown measures taken by government had negatively impact on our manufacturing business. Our financial performance for the fiscal year 2022 was negatively affected accordingly.

On December 7, 2022, the joint prevention and control mechanism of the State Council of China issued the “New Ten Rules,” which means that the control measures for epidemic prevention are gradually liberalized. The extent of the impact of COVID-19 on our future financial results will be dependent on future developments, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our manufacturing facility as well as adversely affect our business, financial condition, and results of operations.

Our directors and officers currently own an aggregate of approximately 98.6% of the total voting power.

Currently, our directors and officers collectively own an aggregate of approximately 98.6% of the total voting power. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value thereof.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Chuanbo Jiang, our CEO and Chairman of the board, is beneficially own 83.7% of our issued and outstanding Class B Ordinary Shares, representing approximately 77.0% of the total voting power.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Market Place Rules. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules after our initial public offering, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of exempted companies incorporated under the laws of the Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association that will become effective upon the listing of our Ordinary Shares on Nasdaq to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of our paid up voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a general meeting is one or more holders holding shares that represent not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. There are nine designated “relevant activities” under the ES Act, and for so long as our Company is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, our Company is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, our current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Relating to Our Capital Structure

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances. Only our Class A Ordinary Shares are listed on Nasdaq.

As of the date of this annual report, Mr. Chuanbo Jiang, our CEO and Chairman of the board, and Ms. Huyun Gao, our COO, will collectively beneficially own all of our issued and outstanding Class B Ordinary Shares, which will constitute approximately 98.6% of the total voting power. As a result of this dual class share structure and the concentration of control, as of the date of this annual report, Mr. Chuanbo Jiang and Ms. Huyun Gao have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 98.6% of the total voting power as of the date of this annual report. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This voting structure will also limit your ability to influence corporate matters and could discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial

Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares.

In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. This may reduce the influence of Class A Ordinary Shareholders over matters requiring shareholder approval.

There can be no assurance as to when or if we will issue additional Class B Ordinary Shares, or the terms of any such issuance. However, any such future issuances could materially and adversely affect the market price of our Class A Ordinary Shares and dilute the interests of existing Class A Ordinary Shareholders.

Risks Related to Doing Business in China

Uncertainties and quick changes in the PRC legal system could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Our PRC Subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in mainland China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in mainland China could materially and adversely affect our business and impede our ability to continue our operations.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Furthermore, on December 28, 2021, the CAC, the NDRC and several other administrations jointly issued the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Moreover, on July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which became effective on September 1, 2022. Given the recent issuance of the Measures for the Security Assessment of Cross-Border Data, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. According to such regulations, network data processors conducting network data processing activities that may affect or potentially affect national security shall conduct national security reviews in accordance with national regulations.

We manufacture and sell our products and services in mainland China. Our subsidiaries in mainland China do not collect or store any data (including certain personal information) from our individual end-users, who may be PRC individuals. As of the date of this annual report, we have not collected and stored personal information from our individual end-users. As a result, the likelihood of us being subject to the review of the CAC is remote. As of the date of this annual report, we have been advised by DeHeng Law Offices (Shenzhen), our counsel as to PRC law, that our initial public offering in the U.S. is not subject to the review or prior approval of the CAC, except for completing the filing procedures with the CSRC before our initial public offering. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in mainland China could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We are subject to the filing procedures with the CSRC in connection with subsequent securities offerings. The approval of or clearance by the CAC and other compliance procedures may be required in connection with subsequent securities offerings, and, if required, we cannot predict whether we will be able to obtain such approval or clearance

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require an overseas special purpose vehicle that is controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval in connection with the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining such CSRC approval for subsequent offerings would subject us to sanctions imposed by the CSRC and other PRC regulators.

While the application of the M&A Rules remains unclear, we believe that the CSRC approval is not required in connection with the M&A Rules, because (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings under this annual report are subject to the M&A Rules; (2) our PRC Subsidiaries were not established by merger with or acquisition of PRC domestic companies as defined under the M&A Rules; and (3) we have completed filing procedures with the CSRC for our initial public offering pursuant to the requirements of the Overseas Listing Regulations that recently came into effect and provided clearer guidance for such requirements. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for subsequent offerings or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, delays in or restrictions on the repatriation of the proceeds from any such offering into mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the Ordinary Shares that we are offering. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for subsequent offerings, we may be unable to obtain a waiver of such approval requirements.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were made available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing mainland China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, on December 28, 2021, the CAC and other ministries and commissions (including the CSRC) announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and provide that network platform operators possessing personal information of more than one million individual users must undergo a cybersecurity review by the CAC when they seek to have their securities listed on a foreign stock exchange. These policies and any related implementation rules to be enacted may subject us to additional compliance requirements. As of the date of this annual report, no official guidance or related implementation rules have been issued in relation to these recently issued opinions, and the interpretation and implementation of these opinions remain unclear at this stage.

On February 17, 2023, the CSRC issued the Overseas Listing Regulations. The Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures with the CSRC. The required filing materials shall include but not be limited to: (1) filing report and relevant commitments; and (2) domestic legal opinions. According to the Overseas Listing Regulations, we need to submit the required filing materials to the CSRC within three business days after our initial filing of the application for subsequent offerings to the SEC, and shall complete the filing procedures with CSRC before our listing on U.S. exchanges. We have completed the filing with the CSRC in connection with our initial public offering and our listing on the Nasdaq Capital Market, and the CSRC published the notification of its approval of our completion of the required filing procedures on August 9, 2024. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the Overseas Listing Regulations.

Except for the CSRC approval for our initial public offering, which we have obtained, no effective laws or regulations in the PRC explicitly require us to seek approval from any other PRC governmental authorities for our overseas listing plan, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities.

We cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. If we are subject to additional requirements that we obtain the approval or clearance from either the CSRC, the CAC or any other regulators in mainland China for subsequent offerings but fail to obtain such approval or clearance, we will not be able to pursue subsequent offerings any further. If we attempt to pursue subsequent offerings without obtaining such approval or clearance from regulators in mainland China, even if it is rejected or granted, but later rescinded, or if we inadvertently conclude that such approvals are not required, we may face severe and expansive sanctions imposed by regulators in mainland China, including fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, delays in or restrictions on the repatriation of the proceeds from subsequent offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, forced delisting of the Ordinary Shares, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the Ordinary Shares. The CSRC or other regulators in mainland China may also take actions requiring us, or making it advisable for us, to halt subsequent offerings before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulators in mainland China later promulgate new rules or explanations requiring that we obtain their approvals for subsequent offerings, we may be unable to obtain a waiver of such approval requirements.

The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our securities.

The PRC government has significant authority to exert influence on our operations in mainland China. Therefore, uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the Ordinary Shares, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the Ordinary Shares to significantly decline in value or become worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. The economic, political and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our future products in the Chinese market and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	changes in political or social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

We must remit subsequent offerings proceeds to mainland China before they may be used to benefit our business in mainland China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of our subsequent offerings must be sent back to mainland China, and the process for sending such proceeds back to mainland China may take several months after the closing of subsequent offerings. In utilizing the proceeds of subsequent offerings as an offshore holding company of our PRC Subsidiaries, we may make loans to our PRC Subsidiaries, or we may make additional capital contributions to our PRC Subsidiaries. Any shareholder loan or additional capital contribution are subject to PRC regulations. For example, loans by us or making additional capital contribution to our subsidiaries in mainland China, which are foreign-invested enterprises, or FIEs, to finance their activities cannot exceed statutory limits, while the shareholder loan must be also registered with the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

To remit the proceeds of subsequent offerings, we must take the steps legally required under the PRC laws. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC Subsidiaries or with respect to future capital contributions by us to our PRC Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from subsequent offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Ordinary Shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We conduct all of our operations in mainland China, and all of our assets are located in mainland China. In addition, our current officers reside within mainland China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC Subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries, as an FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our subsequent offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs, in China, capital contributions to our PRC Subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC Subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC Subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC Subsidiaries must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our subsequent offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our subsequent offerings to fund our PRC operating subsidiary, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before our Ordinary Shares may be prohibited from trading or delisted has been reduced accordingly.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China, and (ii) Hong Kong. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

Furthermore, various equity-based research organizations have recently published reports on mainland China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, HTL International, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL International, LLC is headquartered in Houston, Texas, it is currently subject to inspection by the PCAOB on a regular basis The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our subsequent offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether the framework will be fully complied, which could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. On December 15, 2022, the PCAOB issued a Determination Report which determined that the PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated, (2) has timely access to, and the ability to retain and use, any document or information that the PCAOB considers relevant to an inspection or investigation, and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of the Act and the rules of the PCAOB, as interpreted and applied by the PCAOB. Consequently, the PCAOB concluded that in the absence of any evidence that authorities in the PRC currently are taking any positions to impair the PCAOB’s ability to execute its statutory mandate with respect to inspections or investigations, the HFCA Act dictates that the PCAOB vacate the 2021 Determinations. As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether the PCAOB should issue a new determination.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We rely on dividends paid by our operating subsidiaries in mainland China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the Ordinary Shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 since June 1, 2015.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our Company. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC Subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC Subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

To the best of our knowledge, our PRC resident shareholders who: (i) directly or indirectly hold shares in our Cayman Islands holding company and (ii) are known to us, have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in mainland China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. Companies operating in mainland China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Should we fail to make adequate contributions to employee benefit plans or under-withhold individual income tax, we may be subject to late fees and fines and our financial condition and results of operations may be adversely affected.

Failure to timely register a branch office for business activities as required by PRC regulations may subject us to penalties.

Starting from June 2021, we leased facilities and employed staff in Shiyan, China, to carry out warehousing, assembly, testing, coordination with contract manufacturers, and related operations. However, due to various external factors, including disruptions to our daily operations caused by the COVID-19 pandemic, we did not establish a legally registered branch office for our operations in Shiyan, China, until September 2024. This non-compliance may expose us to potential administrative penalties and tax liabilities. Chinese local regulations require business operating within its jurisdictions to comply with all applicable registration procedures and maintain proper licensing. Our failure to adhere to these requirements could lead to fines, interest charges on any unpaid taxes, as well as potential operational restrictions imposed by the authorities. We have taken steps to rectify this situation by registering our branch office in Shiyan, China, and ensuring full compliance moving forward. Nonetheless, such failure may subject us to late fees and fines and our financial condition and results of operations may be adversely affected. Based on the advice of our PRC counsel, DeHeng Law Offices (Shenzhen), the likelihood of incurring penalties or tax liabilities is remote due to the relatively minor nature of the violations and our proactive measures to address the situation.

We do not hold a special vehicle production permission to produce special vehicles as requested by the Chinese Ministry of Industry and Information Technology. If the government does not allow outsourcing or if our business demand exceeds the outsourcing factory’s capacity in the future, it could severely restrict our growth and adversely affect the value of your investment.

We do not hold a special vehicle production permission to produce special vehicles as requested by the Chinese Ministry of Industry and Information Technology, so we rely on a collaborative outsourcing model to provide final products to customers. While this approach reduces the initial operational investment in large fixed assets, it also brings policy risks and business expansion bottlenecks. If the government does not allow outsourcing or if our business demand exceeds the outsourcing factory’s capacity in the future, it could severely restrict our growth and adversely affect the value of your investment. We plan to use a part of the IPO proceeds to establish a qualified factory and to obtain specialized vehicle permission, however, there is no guarantee that we can obtain the permission in a timely manner or whether we can obtain the permission at all.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer,” the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

STAK Inc. is incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our operating subsidiaries in mainland China. In addition, all of our assets are located in mainland China and all of our senior executive officers and directors reside within mainland China for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Ordinary Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Risks Related to Ordinary Shares

There has been no public market for our Ordinary Shares prior to our initial public offering, and you may not be able to resell the Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Ordinary Shares. Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market. If an active trading market for the Ordinary Shares does not develop after our initial public offering, the market price and liquidity of the Ordinary Shares will be materially and adversely affected.

Negotiations with the underwriters determine the initial public offering price for the Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for the Ordinary Shares will develop or that the market price of the Ordinary Shares will not decline below the initial public offering price.

The market price for the Ordinary Shares may be volatile.

The trading prices of the Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in mainland China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;

●	conditions in the global demand for oil which may directly affect on our business;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other oilfield automation machinery services businesses;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

The trading market for the Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

Our management team has limited experience managing a public company.

Most of the members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities. As a public company, we are subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Substantial future sales or perceived potential sales of Ordinary Shares in the public market could cause the price of the Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. In addition, if we issue additional Ordinary Shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ordinary shares. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering and subsequent offerings, and such use may not produce income or increase the price of our Ordinary Shares.

As of June 30, 2025, our cash and cash equivalent were US$1.0 million. Immediately following the completion of our initial public offering, we received net offering proceeds of approximately $4.2 million from our initial public offering and the underwriter’ exercise of over-allotment option, after deducting underwriting discounts and the estimated offering expenses payable by us. Our management have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the price of our Ordinary Shares. The net proceeds from our initial public offering and subsequent offerings may be placed in investments that do not produce income or that lose value.

We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, our directors and officers collectively own an aggregate of 98.6% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Ordinary Shares in our initial public offering and subsequent offerings. In addition, the significant concentration of share ownership may adversely affect the trading price of the Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this annual report is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements..

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Capital Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company.

Upon completion of our initial public offering, we has become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse United States income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this annual report captioned “Certain United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Corporate History

We are a holding company incorporated in the Cayman Islands and conduct our operations in mainland China through our PRC Subsidiaries. We began our operations in June 2020 when YLAN was founded in Changzhou, China.

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in 2023. In May 2023, STAK Inc. was incorporated in the Cayman Islands as our offshore holding company. Shortly after its incorporation, STAK Inc. incorporated a wholly-owned subsidiary in Hong Kong, namely, STAK Holdings Limited, or STAK HK. In August 2023, STAK HK established STAK (Changzhou) Intelligent Technology Co., Ltd, or WFOE, as a wholly foreign owned entity in the PRC. WFOE acquired 100% equity interest in YLAN in September 2023, and STAK Inc. became the ultimate holding company of our operating subsidiaries, YLAN and Changzhou Zhongshan, a wholly-owned subsidiary of YLAN, which was established in April 2022 in mainland China. YLAN also established two registered branch offices for its operations in Shiyan, Hubei Province and Guiyang, Guizhou Province in September 2024 and January 2025, respectively.

Our Class A Ordinary Shares began trading on the Nasdaq under the symbol “STAK” on February 26, 2025. On February 27, 2025, the Company closed its initial public offering (the “IPO”) of 1,250,000 ordinary shares at a public offering price of $4.00 per ordinary share. On March 4, 2025, the underwriters for the IPO partially exercised their over-allotment option to purchase an additional 160,349 ordinary shares at a public offering price of $4.00 per ordinary share. The total gross proceeds received from the IPO, including proceeds from the exercise of the over-allotment option, were $5.6 million.

On February 27, 2025, the Company issued warrants to the Kingswood Capital Partners, LLC, the representative of the underwriters in the IPO, to purchase an aggregate of 70,517 ordinary shares (the “Representative’s Warrants”). Such Representative’s Warrants have an exercise price of $4.80 per share. The Representative’s Warrants may be exercised in cash or on a cashless basis, and are exercisable for five years from February 27, 2025 to 5:00 p.m., Eastern time, February 25, 2030. The Representative’s Warrants are not redeemable by the Company. As of the date of this annual report,·70,517 ordinary shares were reserved and no shares were exercised.

On June 5, 2025, the Company by way of resolution of shareholders passed at the extraordinary general meeting (the “EGM”) of the Company (i) re-designated and re-classified 37,500,000 ordinary shares as 37,500,000 Class A Ordinary Shares of par value US$0.001 each, cancelled 12,500,000 ordinary shares and created a new share class of 12,500,000 Class B Ordinary Shares of par value US$0.001 each; (ii) immediately after such implementation of dual class structure, increased the Company’s authorized share capital to US$100,000 divided into (a) 75,000,000 Class A Ordinary Shares of a par value of US$0.001 each and (b) 25,000,000 Class B Ordinary Shares of a par value of US$0.001 each, by creation of an additional 37,500,000 Class A Ordinary Shares and 12,500,000 Class B Ordinary Shares; (iii) immediately after such implementation of dual class structure and the increase of authorized share capital, adopted the second amended and restated memorandum and articles of association of the Company to reflect the changes of the authorized share capital and the rights of Class B Ordinary Shares; and (iv) subject to such implementation of dual class structure, the increase of authorized share capital and the effectiveness of the second amended and restated memorandum and articles of association, approved that repurchase of certain Class A Ordinary Shares held by certain shareholders and issuance of Class B Ordinary Shares thereto. Subsequently, the Company repurchased 7,700,000 and 1,500,000 Class A Ordinary Shares from two shareholders, Lanying Capital Limited and MT. Yang Holding Ltd, respectively, and issued a corresponding number of Class B Ordinary Shares to such shareholders. As of the date of this annual report, the Company has an aggregate of 4,010,349 Class A Ordinary Shares with one vote each and 9,200,000 Class B Ordinary Shares with 30 votes each, $0.001 par value per share (each a “Class B Ordinary Share,” and collectively, the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”) issued and outstanding.

Historic Milestones

Corporate Information

Our principal executive office is located at Floor 8, Block 11, The Industry Park of Intelligent Auto Parts. No. 6 Bei Tang He East Rd., Tianning District, Changzhou City, Jiangsu Province, People’s Republic of China, and our phone number is +86 519 88802609. Our registered office in the Cayman Islands is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at https://www.stakindustry.com/ir/.

4.B.	Business Overview

We are a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment. We design and manufacture oilfield-specialized production and maintenance equipment, then collaborate with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, we sell oilfield-specialized equipment components, related products, and provide automation solutions.

Our products include oilfield vehicles such as oil pumping trucks, oil-well repair trucks, fracking trucks, well flushing-wax removal trucks, and boiler trucks. We also produce specialized equipment and components for oil well repair and maintenance, fracking, oil well cleaning and wax removal, oil pumping, and boilers.

Through our in-house developed automation products, we offer efficient, energy-saving, and environmentally friendly equipment and services for oilfield operations, meeting the cost reduction and efficiency enhancement needs of oilfield service companies.

STAK Inc. is a holding company headquartered in Changzhou, China. The core team members of the Company have been focusing on the research and design of general-purpose automation control modules and the development of industrial software for specialized applications since 2012. In early 2020, the team, led by our CEO, Chuanbo Jiang, shifted its focus to the production of specialized oilfield equipment and integrated solutions, leading to the establishment of YLAN. The team relocated to Changzhou City pursuant to an Investment Promotion and Protection Agreement with the representative of Changzhou Tianning Economic Development Zone, Changzhou local government. YLAN, an operating entity of STAK Inc. in mainland China, specializes in the research, manufacturing, sale, and related services of oilfield-specialized production and maintenance equipment. In April 2022, YLAN incorporated Changzhou Zhongshan Intelligent Equipment Co., Ltd. to engage in the field of specialized trucks through collaboration with specialized vehicle manufacturers. Our initial public offering (“IPO”) plan has received support from the local government, and it was included in the list of prospective listed companies by the People’s Government of Tianning District of Changzhou City on September 26, 2022 (Changzhou Tianning Market Listing Office [2022] No. 3), providing various favorable supporting for the Company. YLAN was also acknowledged as one of 197 key enterprises for future securities exchange listing and included in the “Long Teng Action Plan” by the local government.

37

斯塔克工业

STAK Changzhou Head Office

STAK-Hubei employees'photo

Our Products and Solutions

We provide specially designed and configured vehicles and equipment for oilfield development and operations. These vehicles and equipment play a crucial role in cost reduction and efficiency improvement during exploration, extraction, transportation, and production processes in oilfields. Our main products currently include oil pumping trucks, oil-well repair trucks, fracking trucks, well flushing-wax removal trucks, boiler trucks, and other maintenance vehicles. We manufacture the equipment for oilfield development and operations and outsource the final vehicle assembly work to manufacturers holding special vehicle production permission.

Below are images of our main products, which may contain logos from other companies that supply the vehicle chassis for our specialized vehicles used in oil fields.

38

39

40

41

List of Our Products
Item	Name	Picture	Dimension
1	Type 350 Oil Field Workover Rig

Environmental Information Disclosure: WP8.350E61

Wheelbase: 2100+4575+1400, 2100+4375+1400

Total Weight/Curb Weight/Rated Load Weight: 41000*40870, 40805

Engine Model: WP8.350E61

Dimensions: Length: 15100 Width: 2550 Height: 4000

2	60-ton Oil Field Workover Rig		Environmental Information Disclosure: WP8.350E61 Wheelbase: 2100+4575+1400 Total Weight/Curb Weight/Rated Load Weight: 31000/30870 Engine Model: WP8.350E61 Dimensions: 18200, 15800/2550/3995

3	Type 450 Oil Field Workover Rig

Dimensions: 12560×2550×3990(mm)

Gross Weight: 27600(Kg) Curb Weight: 27470, 27405(Kg)

Approach/Departure Angle: 18/8(°) Front/Rear Overhang: 1460/3500(mm)

Axle Load: 6500/10550/10550 Wheelbase: 4700+1350(mm)

4	Oil Field Fracturing Truck		Environmental Information Disclosure: WP10H400E62 Wheelbase: 1800+3775+1400 Total Weight/Curb Weight/Rated Load Weight: 31000/30870, 30805 Engine Model: WP9H350E62 WP10H375E62 Dimensions: 11550×2550×3420

5	Oil Field Cementing Truck

Environmental Information Disclosure: WP12.460E62 Wheelbase: 1800+4575+14001800+4775+1400 Total Weight/Curb Weight/Rated Load Weight: 29430/29300, 29235 Engine Model: WP12.460E62 Dimensions: Length: 12000 Width: 2550 Height: 3900

6	Oil Field Oil Extraction Truck

Environmental Information Disclosure: YCS06200-60/YCS06245-60A Wheelbase: 5000 Total Weight/Curb Weight/Rated Load Weight: 16500/16370, 16305 Engine Model: YCS06200-60 Dimensions: Length: 11600 Width: 2550 Height: 3900

7	Oil Field Boiler Truck

Environmental Information Disclosure: B6.2NS6B230 YCS06245-60 Wheelbase: 4500+4200 Total Weight/Curb Weight/Rated Load Weight: 13000/12805, 12870 Engine Model: B6.2NS6B230 YCS06245-60 Dimensions: 8040×2550×3500

8	Oil Field Well Washing Truck	Environmental Information Disclosure: MC07.27-60 Wheelbase: 5000 Total Weight/Curb Weight/Rated Load Weight: 17000/16870 Engine Model: MC07.27-60 Dimensions: 9100/2550/3000

9	Oil Field Rescue Vehicle	Dimensions: 708020112735 (mm) Gross Weight: 5000 (kg) Anti-lock Braking System: Yes Engine: F1CE8481K Displacement: 2998 (ml)

10	Oil Field Liquid Nitrogen Pump Truck

Dimensions: 12000×2500×3960(mm) Gross Weight: 31000(Kg) Load Utilization Coefficient: Curb Weight: 30870(Kg) Approach/Departure Angle: 18/10(°) Front/Rear Overhang: 1300/2900(mm) Axle Load: 6560/6560/17880 (tandem axle)

11	Oil Field Logging Truck	Gross Weight: 20400(Kg) Curb Weight: 20270(Kg) Approach/Departure Angle: 17/11(°) Front/Rear Overhang: 1515/2630(mm) Axle Load: 6000/7200/7200 Wheelbase: 4450+1450, 3800+1450, 5050+1450(mm) Tire Specification: 12.00R20 16PR

12	Oil Field Well Completion Assembly Equipment	Nominal Minor Repair Depth (m): 7000 (2-7/8″ Tubing) Nominal Major Repair Depth (m): 5800 (2-7/8″ Drill Pipe) Rated Hook Load (kN): 1000 Maximum Hook Load (kN): 1350 (150 short tons)

13	Oil Field Fracturing Assembly Equipment	Maximum Operating Pressure (MPa): 65 Maximum Operating Flow Rate (L/min): 1580 Maximum Input Power of the plunger pump (kW): 670 Wheelbase (mm): 5050+1450 Maximum Input Power: 503 kW (675hp) Maximum Input Speed: 2500r/min

14	Oil Field Cementing Assembly Equipment	Chassis Engine Power: 404 kW (550HP) Cementing Pump Plunger Diameter (mm): Φ115+Φ127 Maximum Operating Pressure (Mpa): 45+40 Maximum Displacement (L/min): 1794+2188 Metering Tank Capacity: 4m³

15	Oil Field Oil Production Assembly Equipment	Maximum Oil Extraction Depth: 2350m Maximum Hoisting Load: 120kN Operation Line: 0.5-2.55m/s Full Power Takeoff: Speed Ratio 1.17 Reducer: Cylindrical, Conical Gear Transmission: Speed Ratio 1.65 Terminal Drive Adopts Chain Transmission: Speed Ratio 2.762

16	Oil Field Boiler Assembly Equipment

Steam Vertical Lanzhou Boiler with Boiler Certificate, Coil 8 Inch Fuel Tank: 2 cubic meters with a liquid level gauge Water Tank: 4 cubic meters, made of 5mm steel plate, equipped with a water pump system and a liquid level gauge Generator: Weifang 4100 4-cylinder diesel engine, 30 kW Shed: Single-layered, 1.2mm steel plate cladding for oil extraction

17	Oil Field Well Washing Assembly Equipment	Vehicle Engine Power: 360 kW (489HP) Cold Washing Conditions: Maximum Operating Pressure: 60MPa Maximum Displacement: 80m³/h Hot Washing Conditions: Maximum Operating Pressure: 20MPa Maximum Displacement: 20m³/h Maximum Outlet Temperature: 160℃ Heating Furnace: 18m³/h Horizontal Direct Current Hot Water Boiler

18	Oil Field Rescue Assembly Equipment	Wheelbase: 5050+1450, Front Overhang: 725mm. Side Protection: Material 6.3 channel steel welded with 3mm steel plate, Connection Method: Bolt Connection. Rear Protection: Material 120×70 rectangular tube welded, Cross-sectional dimension: 120mm×70mm, Height from Ground: 480mm

19	Oil Field Liquid Nitrogen Pump Assembly Equipment

Exterior: Cold-rolled steel plate, interior aluminum alloy plate, insulated with fire-resistant material in between. There are rainproof natural ventilation windows on the top sides of the compartment. The bottom is covered with flame-retardant and static dissipative rubber board. Fixed loops are installed on the side of the compartment. Inside the compartment: Smoke sensor installed on the top, anti-theft device above the door frame, equipped with two fire extinguishers.

20	Oil Field Logging Assembly Equipment	Both sides are protected by a skirt instead, with the rear skirt 540mm above the ground; Optional height without air conditioning cover is 3945mm; Structure, ABS model/manufacturer: 486 106/KNORR; Net engine power is 353KW; Optional appearance with signal lights above both sides of the compartment.

Research and Development

In the fiscal years 2025 and 2024, our continuous expenditures on research and development were approximately $3.3 million and $1.7 million, respectively.

Research Management with Academic and Institutional Collaboration

As a small company with limited resources and capabilities, we will continue to leverage social and academic resources. In March 2023, we partnered with Dalian University of Technology Jiangsu Research Institute to jointly establish the Smart Oilfield Specialty Vehicle Research Center. The institute dispatched 10 research and development experts to work full-time at the center, including four with doctoral degrees and four with master’s degrees. The institute integrates technology research and development, outcome transformation, and talent development, focusing on the efficient, energy-saving, and environmentally friendly automation equipment urgently needed in the oil production and enhancement fields, which helps the company move towards the high-end and cutting-edge of the manufacturing value chain.

In March 2022, we entered into a 3-year industry-academic research agreement with Jiangsu University to collaborate on research and development related to smart devices, driver assistance system, and autonomous driving system.

We believe that by collaborating with academic institutions, we can meet our research and development needs and control our research and development costs. We also engage in joint development with research partners to develop new models and next generation oilfield-specialized productions and maintenance equipment. We share costs in joint development to manage risks and costs effectively.

Research Directions and Priorities

Currently, we consider the automation upgrade of our products as an essential means of our differentiation and competitive strategy. We attach great importance to the automation upgrade of oilfield specialty vehicles and equipment, with the following key research and development priorities:

Intelligence: With the continuous advancement of artificial intelligence technology, oilfield specialty equipment will become more intelligent, automated, and digitized. For example, real-time monitoring, warning, and intelligent control of wellhead processes and equipment can be achieved through the use of sensors and data analysis technology.

Lightweighting: Oilfield specialty heavy equipment will become lighter, smaller, and more convenient to adapt to increasingly complex and diversified oilfield operation requirements. For example, the use of new materials and structural designs can significantly reduce the weight and size of equipment while improving reliability and durability.

Safety: Oilfield specialty equipment will increasingly focus on personnel safety and environmental protection. For example, strengthening the design and evaluation of equipment and processes to withstand harsh weather and oilfield environments to ensure personnel safety and health.

Environmental Protection: With the growing environmental awareness, oilfield specialty equipment will pay more attention to environmental performance. For example, adopting energy-efficient, low-emission power systems and using renewable energy sources to reduce environmental impact.

Internet Connectivity: Oilfield specialty equipment will increasingly use internet technology to enable data sharing and interaction between devices. For example, analyzing and optimizing equipment and processes through cloud computing and big data technology to improve exploration and production efficiency, reduce costs, and risks.

Intellectual Property and Certificates

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio included the following:

Patents: As of the date of this annual report, we have 57 registered patents in China. The term for invention patents in China is 20 years from the date of filing, for utility model patents is 10 years from the filing date, and the term for design patents is 15 years from the filing date. Our patents cover various areas, including a kind of support of oilfield workover designed to prevent secondary collapse, an intelligent drilling monitoring device, an integrated oil-field workover platform a new type of oil extraction vehicle petroleum well workover platforms, fully automated underground operation vehicles, new types of oil recovery vehicles, and fully automated intelligent hydraulic well workover vehicles and etc. We borrowed approximately $0.7 million from the bank and pledged three patents as collateral.

Software copyrights: As of the date of this annual report, we have 48 software copyrights registered in China.

Trademarks: As of the date of this annual report, we own 18 trademarks including “STAKINC,” “STAKIND,” “STAK INDUSTRY” stylized or graphic trademarks for the categories of transportation, mechanic manufactures, and advertisement sales.

Any enterprise engaged in the production of specialized vehicles in the PRC must meet the corresponding requirements and obtain the qualification for specialized vehicle production through approval from the Ministry of Industry and Information Technology. Currently, we do not possess the qualifications for manufacturing specialized vehicles. Our products require qualified manufacturers to assemble them on our behalf and apply for announcements with the Ministry of Industry and Information Technology. During our cooperation with our qualified manufacturers, they applied for 77 announcements from the Ministry of Industry and Information Technology for our specialized vehicles in China.

Certificates: As of the date of this annual report, we have ISO 14001 environment system certificate, ISO 45001 occupational health and safety system certificate, ISO9001 quality system certification and CE certification.

Domain names: currently, we own eight domain names (including stakindustry.com, stakindustry.cn, stakindustry.net, stakindustry.top, stakinc.net, stakinc.cn, stakinc.com.cn and stakinc.top).

Our Supply Chain

Our diversified procurement strategy helps us establish a more resilient supply chain and provide flexibility in procurement. Our supply chain is built based on outsourcing and contract manufacturing models to ensure the high quality and efficiency of specialized vehicle production.

Our business focuses on core functions such as design, research and development, and final assembly of specialized equipment. Due to the lack of specialized vehicle production qualifications, we outsource specialized vehicle production. To ensure a stable supply chain, we have established strategic partnerships with a range of reliable suppliers and contract manufacturers to ensure the stability and flexibility of our supply chain.

Firstly, we have established good relationships with specialized vehicle chassis suppliers. These suppliers provide various specialized vehicle chassis required for production. We maintain close communication and collaboration with them to ensure a stable supply to meet our needs.

Secondly, our specialized equipment manufacturing process is similar to that of the machinery manufacturing industry, where most components are procured or outsourced, and we perform assembly and processing using our integrated technology. Except for a few key components and self-made parts involving core technology, a large number of components are procured or outsourced. External procurement refers to standard components commonly used in production, and we purchase them from professional manufacturers. External outsourcing refers to non-standard components with a large production input and relatively simple processing that are specific to our products. We provide technical drawings to suppliers for production, which is exclusively used by us.

We have established partnerships with suppliers who are responsible for the production of non-core components. These suppliers have advanced production equipment and technology and extensive experience in manufacturing and assembling non-core components of oilfield specialty vehicles. We collaborate with them to define product specifications and technical requirements and provide assembly guidance. We have established long-term cooperative relationships with subcontractors to ensure product quality, delivery times, and cost control.

Our specific manufacturing process for oilfield specialty equipment is as follows:

We have entered into framework cooperation agreements with two manufacturers which hold specialized vehicle production qualifications to obtain announcements from the Chinese Ministry of Industry and Information Technology. Pursuant to the framework cooperation agreements, which will end on December 31, 2025, we shall submit vehicle announcements to the manufacturers, including model details, parameters, and other relevant data. Order quantities, fees, and payment details will be specified with each order placed. Manufacturers must deliver work according to national standards, or our requirements when no national standard exists. The announcements are necessary permits for conducting specialized vehicle production in China and confirm the legality of our collaboration with manufacturers and their ability to comply with industry standards. We have established strong partnerships with these specialized vehicle manufacturers, jointly committed to producing high-quality specialized vehicle products in line with industry standards. In our collaboration with specialized vehicle manufacturers, we place orders and provide assembly oilfield equipment to the manufacturers and closely cooperate with them to ensure that specialized vehicle design, production, assembly, and other processes comply with the requirements specified by the Ministry of Industry and Information Technology. Through rigorous quality control and compliance inspections, our specialized vehicle products meet national standards and receive the necessary announcements, allowing us to offer legal and competitive products in the Chinese specialized vehicle market. This collaboration provides us with a stable supply chain and enables efficient and reliable specialized vehicle production. By partnering with manufacturers holding specialized vehicle production qualifications, we can concentrate resources on core activities such as research and development and marketing while reducing production costs and risks, all while ensuring compliance. Additionally, we have established a robust supply chain management team to oversee and coordinate the entire supply chain. This team is responsible for maintaining strong relationships with suppliers and contract manufacturers, procuring necessary raw materials, monitoring production processes, coordinating logistics and distribution, and addressing any supply chain issues.

We provide a manufacturer’s standard warranty on all products sold, including specialized oilfield equipment and vehicles. As of June 30, 2025, we had not received any claim for products; therefore we do not recognize related warranty liability bases on the best estimation.

Marketing

Our marketing activities currently rely on a network of specialized vehicle customership within the industry and word-of-mouth promotion among end-users, as well as bulk purchases from cost-conscious corporate customers.

Leveraging Specialized Vehicle Customership Networks

We conduct sales through specialized vehicle customers within the industry, especially for oilfield specialty vehicles. These customers have mature sales networks and markets in their respective regions, and we offer models that better meet user needs and are more cost-effective, allowing us to reach their customer base and promote and distribute our vehicles.

Cultivating Positive Word-of-Mouth Recommendations within the Industry

Given that our personalized customization process for end-users provides a comfortable service experience, and our oilfield specialty vehicles indeed improve customer operational efficiency and address some pain points, we aim to cultivate positive word-of-mouth recommendations within the oilfield industry. This approach enables us to generate organic interest and build a good reputation in the market.

Building the Company’s Brand through Quality and Service

Our business development follows the fundamental principle of market demand orientation. On one hand, we continuously enhance the functionality and performance of existing products, increase product technological content, and focus on perfecting products. On the other hand, we track the latest information in the oil and natural gas industry, use our existing technology to independently develop high-tech products that meet market demands, and update key product technologies to maintain our core competitive advantages.

We will establish several maintenance service bases across the oilfields nationwide based on the distribution of oilfields. We aim to establish a complete service network to provide convenient on-site maintenance, sales, and after-sales services for oilfield users across the country, enhancing the company’s market responsiveness, winning customer trust with excellent service, and gaining more market share.

Our Customers

We sell our products to our customers, who are the dealers and resell the products to end-users, oilfield service companies. In general, the customers pay a certain percentage of payment as a deposit after they sign the sales agreements with us. Once we receive the deposit, we commence to manufacture the ordered equipment or collaborate with qualified vehicles manufacturer to manufacture the ordered vehicles. The delivery period is agreed upon in the contract and varies for equipment and vehicles, typically ranging from three to six months. The customers make final payment settlement once they receive our products. For the year ended June 30, 2025, our top three customers contributed approximately 62% to our revenue.

Regulation

Our business operations are primarily in the PRC and primarily subject to PRC laws and regulations. The following is a summary of the most material PRC laws and regulations relevant to our business and operations.

Regulations on Company

The Company Law of PRC (the “Company Law”) was promulgated on December 29, 1993, which became effective on July 1, 1994, and was subsequently amended in 1999, 2004, 2005, 2013, 2018, 2023 and 2024 respectively. All companies established in the PRC are subject to the Company Law. The Company Law regulates the establishment, operation, corporate structure, and management of corporate entities in China and classifies companies into limited liability companies and companies limited by shares. Foreign-invested companies are also subject to the Company Law, except as otherwise provided in the foreign investment laws. Under the latest amended Company Law, which became effective on July 1, 2024, there are several noteworthy changes, including (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company; (ii) shareholders seeking to transfer equity need only furnish written notification to other shareholders, specifying quantity, price, payment method, and time limit for such and the other shareholders may buy the equity before any third-party buyer acquires it on those terms; (iii) a company can establish an audit committee comprised of an unspecified number of directors of the board and responsible for supervising the company’s financial and accounting matters; and (iv) where a shareholder leveraging control over two or more companies attempts to evade debts and infringe upon creditors’ rights by exploiting the independent legal personality of the company and the limited liability of shareholders, each involved company shall have joint and several liability for the debts incurred by either entity.

Regulations Relating to Foreign Investment

On March 15, 2019, the Foreign Investment Law of the PRC was promulgated by the National People’s Congress and came into effect on January 1, 2020. According to the Foreign Investment Law of the PRC, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises or other organizations (hereinafter “Foreign Investors”). Under the Foreign Investment Law, the PRC government implements a system of pre-entry national treatment plus a negative list for the administration of foreign investments, and gives national treatment to foreign investments beyond the negative list. The Implementing Regulations for the Foreign Investment Law, which was promulgated by the State Council on December 26, 2019 and came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraging Foreign Investment (2022 Edition) (the “2022 Catalog”), which was promulgated by the Ministry of Commerce (“MOFCOM”), and the NDRC, on October 26, 2022 and took effect on January 1, 2023, and the Special Administrative Measures for Access of Foreign Investment, (the “2024 Negative List”), which was promulgated by the MOFCOM and the NDRC on September 6, 2024 and took effect on November 1, 2024 and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2022 Catalog and 2024 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Measures on Reporting of Foreign Investment Information was promulgated by the MOFCOM and State Administration for Market Regulation (“SAMR”) on December 30, 2019 and took effect on January 1, 2020, which repealed the Provisional Methods for Filing Management. According to the Measures on Reporting of Foreign Investment Information, foreign investors or foreign-invested enterprises shall submit investment information through submission of initial reports, change reports, deregistration reports, annual reports etc. Such investment information shall be submitted to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. The market regulatory authorities shall promptly forward the aforesaid investment information submitted by foreign investors and foreign-invested enterprises to the commerce administrative authorities.

Regulations on Production of Oilfield Specialized Vehicles and Equipment

The administrative authority for specialized vehicle and equipment industry is the Ministry of Industry and Information Technology (“MIIT”) which is responsible for implementing licenses for specialized vehicle manufacturing enterprises and their products, and issuing the Announcement on On-Road Motor Vehicle Manufacturing Enterprises and Products for specialized vehicle enterprises and products. The SAMR, the Ministry of Emergency Management, the Ministry of Ecology and Environment, and other departments are respectively responsible for regulatory work related to quality, safety, environmental protection, and other aspects.

On June 18, 2009, the MIIT issued the Rules for the Administration of Access to specialized Vehicle and Trailer Manufacturing Enterprises and Products, implementing an access management system for specialized vehicle production enterprises and their products, which were further amended by the MIIT on July 15, 2014. Enterprises engaged in the production of specialized vehicles within PRC must meet corresponding requirements and obtain the qualification for specialized vehicle production through approval from the MIIT. Specialized vehicles must also receive MIIT approval before production and sales. The list of specialized vehicle enterprises and products granted access is published by MIIT through announcements.

The industry standard for oilfield specialized vehicles is the QC/T 739-2023 General Technical Conditions for Oilfield specialized Vehicles Industry Standard which was promulgated on April 21, 2023 and came into effect on November 1, 2023. It replaced the previous QC/T 739-2005 General Technical Conditions for Oilfield specialized Vehicles.

Regulations on Production Safety

In accordance with the Law on Production Safety of the PRC (the “Production Safety Law”), which was promulgated on June 29, 2002, became effective on November 1, 2002 and was amended on August 27, 2009, August 31, 2014 and June 10, 2021, respectively, entities engaging in production are required to implement production safety measures specified in the Production Safety Law and other relevant laws, administrative regulations, national standards and industry standards. Any entity that does not implement such measures for safe production is prohibited from engaging in production and business operation activities. Entities are required to provide their employees with education and training in production safety. Entities shall also provide their employees with protective gear that meets national and industry standards as well as supervision and proper training to ensure their correct utilization.

Regulations on Product Quality

According to the Civil Code of the PRC, which was promulgated in May 2020 and became effective in January 2021, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

The Product Quality Law of the PRC was promulgated on February 22, 1993, amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of the PRC. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities.

Regulations Relating to Environmental Protection

Enterprises conducting manufacturing activities in China are subject to provisions under the PRC environmental laws and regulations on noise, wastewater, air emission and other industrial waste. The major governing environmental laws and regulations consist of the Environmental Protection Law of the PRC, which was most recently amended on April 24, 2014 and became effective on January 1, 2015, the Law of the PRC on the Prevention and Control of Water Pollution, which was most recently amended on June 27, 2017 and became effective on January 1, 2018, the Law of the PRC on the Prevention and Control of Air Pollution, which was most recently amended and became effective on October 26, 2018, the Law of the PRC on the Prevention and Control of Solid Waste Pollution, which was most recently amended on April 29, 2020 and became effective on the September 1, 2020 and the Law of the PRC on the Prevention and Control of Noise Pollution, which was promulgated on December 24, 2021 and became effective on June 5, 2022 (collectively the “Environmental Laws”). Pursuant to the Environmental Laws, PRC enterprises shall build requisite environmental treatment facilities affiliating to the manufacturing facilities, where waste air, wastewater and waste solids generated can be treated properly in accordance with the relevant provisions.

Pursuant to the Law of the PRC on Evaluation of Environment Effects, which was promulgated on October 28, 2002 and was amended on July 2, 2016 and on December 29, 2018, the Administrative Regulations on Environmental Protection for Construction Projects, which was promulgated on November 29, 1998 and amended on July 16, 2017 and became effective on October 1, 2017, and the Interim Measures for the Acceptance Inspections for Environment Protection upon Completion of Construction Projects, which was promulgated by the Ministry of Environmental Protection of the PRC on November 20, 2017, enterprises that are planning construction projects should provide assessment reports, statement or registration form on the environmental impact of such projects. The assessment reports and statements must be approved by the competent environmental protection authorities prior to commencement of any construction work, while the registration forms shall be filed with them. Unless otherwise stipulated by laws and regulations, enterprises which are required to provide assessment reports and statements shall undertake the responsibility of acceptance inspections of the environmental protection facilities by itself upon the completion of the construction project. A construction project may be formally put into production or use only if the corresponding environmental protection facilities have passed the acceptance inspection. The competent authorities may carry out spot check and supervision on the implementation of the environmental protection facilities.

Regulations on Consumer Protection

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity, etc. of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the Internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the Internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers.

Regulations Relating to Intellectual Property Rights

Patent

Pursuant to the Patent Law of the PRC (the “Patent Law”), promulgated on March 12, 1984 with the last amendment effective from June 1, 2021, and the Implementing Regulations of the Patent Law of the PRC promulgated on June 15, 2001 with the last amendment effective from January 20, 2024, respectively, an inventor or a designer may apply to the State Intellectual Property Office (“SIPO”) for the grant of an invention patent, a utility model patent or a design patent. According to the Patent Law, the right to apply for a patent (a patent application) and of registered patent can be transferred upon completion of registration with SIPO. The patent right duration is 20 years for invention, 10 years for utility model and 15 years for design, starting from the date of application. A patentee is obligated to pay annual fee beginning with the year in which the patent right is granted. Failure to pay the annual fee may result in a termination of the patent right duration.

Copyright

Pursuant to the PRC Copyright Law amended on February 26, 2010, became effective on April 1, 2010, and latest amended on November 11, 2020 and took effect on June 1, 2021 and the Implementing Regulations of the PRC Copyright Law promulgated by the State Council on August 2, 2002, last amended on January 30, 2013 and became effective on March 1, 2013, the PRC citizens, legal persons, and other organizations shall, enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The term of protection for copyrighted software is 50 years.

Trademark

The Trademark Law of the PRC was promulgated on August 23, 1982 with the last amendment effective from November 1, 2019. The implementing regulations of Trademark Law of the PRC were promulgated on August 3, 2002 by the State Council and amended on April 29, 2014 and became effective on May 1, 2014. These current effective laws and regulations provide the basic legal framework for the regulations of trademarks in China, covering registered trademarks including commodity trademarks, service trademarks, collective marks and certificate marks. The Trademark Office of the China National Intellectual Property Administration or “CNIPA” is responsible for the registration and administration of trademarks in China. Trademarks are granted on a term of 10 years commencing on its registration date. Six months prior to the expiration of the 10-year term, an application may renew the trademark for another 10 years.

Domain names

Domain names are mainly protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of domain names, under supervision of which the China Internet Network Information Centre is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations on Employment and Social Welfare

Labor Laws

Companies in the PRC are subject to the PRC Labor Law (the “PRC Labor Law”) which was promulgated on 5 July 1994, became effective on 1 January 1995 and was further amended on 27 August 2009 and 29 December 2018, the PRC Labor Contract Law (the “PRC Labor Contract Law”) which was promulgated on 29 June 2007, became effective on 1 January 2008 and was further amended on 28 December 2012, and the Implementation Regulations of the PRC Labor Contract Law which was promulgated by the State Council on 18 September 2008 and became effective on the same date, as well as other related regulations, rules and provisions promulgated by the relevant government authorities from time to time. Compared to previous PRC Laws and regulations, the PRC Labor Contract Law imposes stricter requirements in such respects as signing of labor contracts with employees, stipulation of probation period and violation penalties, termination of labor contracts, payment of remuneration and economic compensation, use of labor dispatches as well as social security premiums.

According to the PRC Labor Law and the PRC Labor Contract Law, a labor contract in writing shall be concluded when a labor relationship is to be established between an employer and an employee. An employer shall pay an employee two times of his salary for each month in the circumstance where he fails to enter a written labor contract with the employee for more than a month but less than a year; where such period exceeds one year, the parties are deemed to have entered an unfixed-term labor contract. Employers shall pay wages that are not lower than the local minimum wage standards to the employees. Employers are also required to establish labor safety and sanitation systems in compliance with PRC rules and standards, and to provide relevant training to the employees.

Social Insurance and Housing Provident Funds

The PRC social insurance system is mainly governed by the Social Insurance Law of the PRC (the “Social Insurance Law”). The Social Insurance Law was promulgated by the SCNPC on 28 October 2010, became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, the Decision of the State Council on the Establishment of the Medical Insurance Program for Urban Workers (effective from December 14, 1998), the Regulation of Insurance for Work-Related Injuries (effective from January 1, 2004 and amended on December 20, 2010), Trial Measures for Maternity Insurance of the Staff and Workers in Enterprises (effective from January 1, 1995), the Regulations on Unemployment Insurance (effective from January 22, 1999), the Interim Regulations on the Collection and Payment of Social Insurance Premiums(effective from January 22, 1999 and most recently amended on March 24, 2019), employers in the PRC shall make social insurance registration with the competent authorities, and pay five basic types of social insurance premiums for their employees, or rather, basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. According to the Social Insurance Law, if an employing entity does not pay the full amount of social insurance premiums as scheduled or required, the social insurance premium collection institution shall order it to make the payment or make up the difference within the stipulated period and impose a daily fine equivalent to 0.05% of the overdue payment from the day on which the payment is overdue. If the payment is not made within the prescribed time, the social insurance authority shall impose a fine ranging from one to three times of the overdue payment amount.

According to the Regulations on Management of Housing Provident Funds which was promulgated by the State Council and came into effect on April 3, 1999 and was amended on March 24, 2002 and March 24, 2019, all business entities (including foreign invested enterprises) are required to register with the local housing provident funds management center and then maintain housing provident fund accounts and pay the related funds for their employees. In addition, for both employees and employers, the payment rate for housing provident fund shall not be less than 5% of the average monthly salary of the employees in the previous year. The payment rate may be raised if the employer desires so. Where an entity fails to deposit the housing provident fund in full within the time limit, it shall be ordered by the housing provident fund management center to deposit the fund within a time limit; if it still fails to deposit the fund within the time limit, the housing provident fund management center may apply to the People’s Court for enforcement.

Regulations on Foreign Exchange

The Regulation of the PRC on Foreign Exchange Control, promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008, is the principal regulation on foreign exchange in the PRC. According to such regulation, Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, requires prior approval of and registration with the SAFE.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by the SAFE and its branches.

On January 26, 2017, SAFE promulgated the Circular on Further Improving the Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “Circular 3”), which became effective on the same date and stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: to process outbound remittance of profits in an amount equivalent to above USD 50,000 for domestic entities (i) banks shall, under the principle of genuine transaction, check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements, and affix seals on the original version of the tax filing records to indicate the amount and the date of the outbound remittance; and (ii) domestic entities shall use profits to make up for previous years’ losses before remitting the profits. Further, pursuant to the Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE issued the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, pursuant to which all foreign-invested enterprises can make domestic equity investments with their capital funds in accordance with the law. On April 10, 2020, the SAFE promulgated the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, according to which, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc. for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “Circular 37”). On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (the “Circular 13”), which took effect on June 1, 2015. Circular 13 has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

These circulars require PRC residents to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in Circular 37 as a “special purpose vehicle.” These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Tax

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law (the “EIT Law”), which was promulgated on March 16, 2007, and was most recently amended and became effective on December 29, 2018, and (ii) the Implementing Regulations of the EIT Law (the “EIT Regulation”) promulgated by the State Council on December 6, 2007 and implemented on January 1, 2008 and most recently amended on December 6, 2024. The EIT Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they are qualified for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards.

The EIT Law also provides that enterprises established under the laws of foreign jurisdictions with “de facto management body” located in PRC are treated as “resident enterprises” for PRC tax purposes, and will be subjected to PRC income tax on their worldwide income. Under the EIT Regulation, a “de facto management body” is defined as a body that has real and overall management control over the business, personnel, accounts and properties of an enterprise.

PRC Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation (the “SAT”) issued the Announcement on Issues concerning Beneficial Owners in Tax Treaties (the “Circular 9”), effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009, and the Announcement of State Administration of Taxation on Recognition of “Beneficial Owner” in Tax Treaties, effective on June 29, 2012. Circular 9 provides a more flexible guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, non-resident taxpayers qualified to enjoy tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or materials and information provided to the withholding agent do not meet the criteria for enjoying tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain preferential tax treatments, the PRC tax authorities will have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity.

PRC Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax (the “VAT”). Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. The Value-Added Tax Law of the PRC was promulgated on December 25, 2024 and will come into effect on January 1, 2026.

On March 23, 2016, the Ministry of Finance (the “MOF”) and SAT, jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, (the “Circular 36”), which took effect on May 1, 2016. Pursuant to the Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors obligated to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except that a rate of 11% applies to real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease, and a rate of 17% applies to providing lease service of tangible property, and a rate of zero for specific cross-bond activities.

On April 4, 2018, the MOF and the SAT jointly promulgated the Circular of the SAT on Adjustment of Value-Added Tax Rates (the “Circular 32”), according to which, (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, applicable tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, applicable rate is be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods originally subject to a tax rate of 16%, applicable rate is adjusted to 12%; (iv) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to a tax rate of 11% and an export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. Circular 32 became effective on May 1, 2018 and supersedes any previously existing provisions in case of inconsistency.

On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform (the “Announcement 39”), to further lower VAT rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to an existing VAT rate of 16% or 10%, the VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to an existing VAT rate of 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to an existing VAT rate of 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities subject to an existing VAT rate of 10%, with the same export refund rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the former State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, DeHeng Law Offices (Shenzhen), that CSRC approval is not required in the context of our initial public offering because: (a) our PRC Subsidiaries were not incorporated by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules; (b) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings under this annual report are subject to the M&A Rules; and (c) we have completed filing procedures with the CSRC for our initial public offering pursuant to the requirements of the Overseas Listing Regulations that recently came into effect and provided clearer guidance for such requirements.. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) companies incorporated in the PRC (“PRC domestic companies”) and (ii) companies incorporated overseas with substantial operations in the PRC. Among other things, if an overseas listed issuer intends to implement any offering in an overseas market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include but not be limited to: (1) filing report and relevant commitments; and (2) domestic legal opinions. If domestic enterprises fail to comply with the Overseas Listing Regulations, they will be required to correct their behaviors, facing warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined which amount will range from RMB500,000 to RMB5,000,000.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009 (the “Provisions”). The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023, together with the Overseas Listing Regulations. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Overseas Listing Regulations. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

4.D.	Property, Plant and Equipment

Our headquarters is located at Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, PRC, 213000, and we have established a research and development operation center in Changzhou and a manufacturing center in Shiyan, Hubei. Our factory is located in the Liuliping Ganghe Industrial Park, Danjiangkou City, Shiyan, Hubei, occupying two factory buildings. As of the date of this annual report, we do not own any real estate properties and lease a total of 8,500 square meters of real estate, with 1,500 square meters used for research and development offices and 7,000 square meters used for the manufacture center. We do not expect difficulties in renewing any leases when they expire. If we need additional space, we can obtain additional space on commercially reasonable terms. To control costs, we can terminate lease agreements in advance or choose not to renew them after they expire while maintaining a reasonable layout of production capacity.

62

斯塔克工业

STAK-Changzhou Head Office

STAK-Hubei employees'photo

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

5.A.	Operating Results

Overview

We are a holding company with operating subsidiaries, and with all of our operations and assets in mainland China. We are a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. We design and manufacture the oilfield-specialized production and maintenance equipment, then collaborate with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, we sell oilfield-specialized equipment components, related products, and provide automation solutions.

Our vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Our mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China.

Our total revenue increased from $18.9 million for the year ended June 30, 2024 to $24.9 million for the year ended June 30, 2025, representing a year-on-year growth rate of 31.69%. The increase in revenues was mainly driven by the increase in sales of specialized oilfield vehicle of $5.5 million and sales of specialized oilfield equipment of $3.1 million, partially offset by the decrease of other revenue of $2.6 million. Gross profit margin remained steady with a slight increased from 29.99% for the year ended June 30, 2024 to 30.86% for the year ended June 30, 2025.

Our total revenue decreased from $21.1 million for the fiscal year ended June 30, 2023 to $18.9 million for the fiscal year ended June 30, 2024, representing a year-on-year decline rate of 10.53%. The decrease in revenues was mainly driven by the decrease in demand for specialized oilfield equipment and vehicle, which was partially offset by the increase of income from automation solutions and others. Gross profit margin decreased from 31.97% for the year ended June 30, 2023 to 29.99% for the year ended June 30, 2024. The decrease was mainly driven by increasing price of raw materials of specialized oilfield equipment, which accounted for 46.93% of the total revenue for the year ended June 30, 2024, compared with 65.82% in the same period of 2023. For the year ended June 30, 2024, the gross profit margin for the specialized oilfield equipment was 33.59%, while the gross profit margin for the specialized oilfield vehicles was 28.17%.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to maintain our major customers;
●	our ability to attract new customers and to increase our revenue per customer;
●	our ability to enhance our operational efficiency; and
●	our ability to acquire sufficient parts and materials and key components from their suppliers in suitable quantity and quality.

Results of Operations

The following table sets forth a summary of our consolidated statements of (loss) income and comprehensive (loss) income for the years ended June 30, 2025, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Years Ended June 30,			Variance
	2025	2024	2023	Amount	%
Revenues	$24,914,618	$18,918,847	$21,146,463	$5,995,771	31.69%
Cost of revenues	(17,224,749)	(13,245,171)	(14,385,492)	(3,979,578)	30.05%
Gross profit	7,689,869	5,673,676	6,760,971	2,016,193	35.54%

Operating expenses:
Selling and marketing expenses	(746,119)	(653,218)	(1,177,448)	(92,901)	14.22%
General and administrative expenses	(6,800,745)	(544,304)	(579,353)	(6,256,441)	1,149.44%
Research and development expenses	(3,269,086)	(1,677,456)	(1,371,912)	(1,591,630)	94.88%
Total operating expenses	(10,815,950)	(2,874,978)	(3,128,713)	(7,940,972)	276.21%

Operating (loss) income	(3,126,081)	2,798,698	3,632,258	(5,924,779)	(211.70)%

Other (expense) income
Loss from sale of property and equipment	(1,538,023)	-	-	(1,538,023)	100.00%
Loss from sale of accounts receivable	(1,097,204)	-	-	(1,097,204)	100.00%
Interest expense, net	(167,146)	(126,373)	(52,349)	(40,773)	32.26%
Government subsidies	18,994	45,638	595,593	(26,644)	(58.38)%
Other expense	(73,182)	-	-	(73,182)	100.00%
Total other (expense) income, net	(2,856,561)	(80,735)	543,244	(2,775,826)	3,438.19%

(Loss) income before income tax	(5,982,642)	2,717,963	4,175,502	(8,700,605)	(320.11)%
Income tax benefit (expense)	269,962	(276,189)	(715,040)	546,151	(197.75)%

Net (loss) income	$(5,712,680)	$2,441,774	$3,460,462	$(8,154,454)	(333.96)%

Comparison of Years Ended June 30, 2025 and 2024

Revenues

A detailed breakdown of revenues for the years ended June 30, 2025 and 2024 is set forth below:

	For the Years Ended June 30,		Variance
	2025	2024	Amount	%
Sales of specialized oilfield equipment	$11,952,061	$8,877,804	$3,074,257	34.63%
Sales of specialized oilfield vehicle	10,909,211	5,406,586	5,502,625	101.78%
Service income from automation solutions	1,762,092	1,763,018	(926)	(0.05)%
Others	291,254	2,871,439	(2,580,185)	(89.86)%
Total	$24,914,618	$18,918,847	$5,995,771	31.69%

Our revenues for the years ended June 30, 2025 and 2024 were $24.9 million and $18.9 million, respectively. The 31.69% increase in revenues was mainly driven by the increase in demand and average sales price for specialized oilfield equipment and increase in average sales price for specialized oilfield vehicles and partially offset by the decrease in demand for sales of raw materials and parts.

Sales of specialized oilfield equipment increased by $3.1 million, or 34.63%, to $12.0 million for the year ended June 30, 2025 from $8.9 million for the year ended June 30, 2024. The increase was mainly due to our decision to expand production capacity of higher-pricing specialized oilfield equipment in order to allocate more resources towards research and development for our new specialized oilfield equipment products with higher profit margins, given that all specialized oilfield equipment shares the same production facilities. Such transformation resulted in a 12.35% increase in the sales volume and a 19.83% increase in the average sales price of specialized oilfield equipment for the year ended June 30, 2025, compared to the same period for the year ended June 30, 2024.

We design and manufacture the equipment and components, then outsource them to qualified specialized vehicle manufacturing companies to integrate and produce specialized oilfield vehicles, and the vehicles are sold by us externally. Sales of specialized oilfield vehicles increased by $5.5 million, or 101.78%, to $10.9 million for the year ended June 30, 2025 from $5.4 million for the year ended June 30, 2024. The increase was mainly due to our decision to optimize product portfolio. We used to produce and sell large quantities of lower unit price vehicles to improve our efficiency of inventories’ turnover for the year ended June 30, 2024. While for the year ended June 30, 2025, we keep focusing on producing and selling vehicles with higher price, which resulted in the declining sales volume. We produced higher selling price and higher margin specialized oilfield vehicles, resulting in the average unit sales price of specialized oilfield vehicles increased from $2,368 to $29,564, or 1,148.48% for the year ended June 30, 2025.

We provide customers with automation solutions services, including software development or customized function development on customers’ system, testing, debugging and other automation solutions services with respect to specialized equipment used in the oilfield. The service revenue remained stable at $1.8 million for both the years ended June 30, 2025 and 2024. Because we earned cultivate positive word-of-mouth recommendations within the oilfield industry and a good reputation in the market. We have potential to keep the revenue relatively stable. But we still are not expecting to achieve such trend in service income from automation solutions continuously as we are going to focus our research and development efforts on our own vehicle products.

Other revenue derives primarily from sales of parts and materials, such as integrated circuits, box iron and backlight panel, etc. Our revenue generated from others decreased by $2.6 million, or 89.86%, to $0.3 million for the year ended June 30, 2025 from $2.9 million for the year ended June 30, 2024. We sold chassis parts of $2.8 million for the year ended June 30, 2024. We planned the sales was in one-time and unsustainable based on our customer’s demand for the years ended June 30, 2025 and 2024.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $4.0 million, or 30.05%, to $17.2 million for the year ended June 30, 2025 from $13.2 million for the year ended June 30, 2024. The increase in cost was mainly due to the increase in revenues of 31.69%.

Gross profit and gross profit margin

	For the year ended June 30, 2025		For the year ended June 30, 2024
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
Sales of specialized oilfield equipment	$3,760,783	31.47%	$2,982,107	33.59%
Sales of specialized oilfield vehicles	3,434,999	31.49%	1,522,957	28.17%
Service income from automation solutions	596,336	33.84%	796,042	45.15%
Others	(102,249)	(35.11)%	372,570	12.98%
Total gross profit	$7,689,869	30.86%	$5,673,676	29.99%

Gross profit increased by $2.0 million, or 35.54%, to $7.7 million for the year ended June 30, 2025 from $5.7 million for the year ended June 30, 2024. Gross profit margin remained steady with a slightly increased from 29.99% for the year ended June 30, 2024 to 30.86% for the year ended June 30, 2025. The increase in both gross profit and gross profit margin was mainly driven by higher margin achieved in sales of specialized oilfield vehicles, which was partially offset by the decreasing sales of specialized oilfield equipment.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of commission.

Our selling and marketing expenses have been steadily maintained at $0.7 million for the years ended June 30, 2025 and 2024. The observed revenue expansion reflects our management team’s direct business development efforts rather than commission-based sales channels, thereby maintaining stable commission expenditures.

General and administrative expenses

Our general and administrative expenses consist primarily of share-based compensation expenses, professional fees, provision for credit losses, salaries and welfare expenses, depreciation and amortization expenses and rental expenses.

Our general and administrative expenses increased by $6.3 million, or 1,149.44%, to $6.8 million for the year ended June 30, 2025 from $0.5 million for the year ended June 30, 2024, which attributed to the increase in share-based compensation expenses of $3.9 million, professional fees of $1.6 million and provision for credit losses $0.5 million.

Research and development expenses

Our research and development expenses consist primarily of (i) parts and materials in relation to testing materials; and (ii) design and development expenses, with new technology, materials and suppliers and other research and development related expenses for designing and testing.

Research and development expenses increased by $1.6 million, or 94.88%, to $3.3 million for the year ended June 30, 2025 from $1.7 million for the year ended June 30, 2024, attributed to the increase of design and development expenses to develop new products and refine existing products. The research and development expenses are mainly driven by the stage and scale of our equipment development.

Other (expense) income

Our other (expense) income consists primarily of (i) loss from sale of property and equipment, (ii) loss from sale of accounts receivable, (iii) interest expense, net, (iv) government subsidies, and (v) other expense.

Other expense, net was $2.9 million for the year ended June 30, 2025, primarily as a result from loss from sale of property and equipment of $1.5 million due to relocation of production factory, and loss from sale of accounts receivable of $1.1 million due to our demand exchange of on accelerate cash consideration collection and optimize operating cashflow. Interest expense, net subsidies increased by $0.04 million to $0.17 million for the year ended June 30, 2025 from $0.13 million for the year ended June 30, 2024 due to increase in bank borrowings. While government subsidies decreased by $26,644, or 58.38%, to $18,994 for the year ended June 30, 2025 from $45,638 for the year ended June 30, 2024. Our government subsidies received in cash were not contingent upon our further actions or performance. We are not expecting to receive government subsidies continuously.

Income tax benefit (expense)

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. Our income tax benefit of $0.3 million for the year ended June 30, 2025 changed from an income tax expense of $0.3 million for the year ended June 30, 2024. The change resulted from the change in our taxable income.

Net (loss) income

As a result of the foregoing, we recorded net loss of $5.7 million for the year ended June 30, 2025 and a net income of $2.4 million for the year ended June 30, 2024.

Comparison of Years Ended June 30, 2024 and 2023

Revenues

A detailed breakdown of revenues for the years ended June 30, 2024 and 2023 is set forth below:

	For the Years Ended June 30,		Variance
	2024	2023	Amount	%
Sales of specialized oilfield equipment	$8,877,804	$13,919,600	$(5,041,796)	(36.22)%
Sales of specialized oilfield vehicle	5,406,586	6,361,812	(955,226)	(15.01)%
Service income from automation solutions	1,763,018	271,462	1,491,556	549.45%
Others	2,871,439	593,589	2,277,850	383.74%
Total	$18,918,847	$21,146,463	$(2,227,616)	(10.53)%

Our revenues for the years ended June 30, 2024 and 2023 were $18.9 million and $21.1 million, respectively. The 10.53% decrease in revenues was mainly driven by the decrease in demand for specialized oilfield equipment and vehicles and partially offset by the increase in demand for automation solutions and sales of raw materials and parts.

Sales of specialized oilfield equipment decreased by $5.0 million, or 36.22%, to $8.9 million for the year ended June 30, 2024 from $13.9 million for the year ended June 30, 2023. The decrease was mainly due to our decision to reduce the production of lower-pricing specialized oilfield equipment in order to allocate more resources towards research and development for our new specialized oilfield equipment products with higher profit margins, given that all specialized oilfield equipment shares the same production facilities. Such transformation resulted in a 67.71% decline in the sales volume of specialized oilfield equipment for the year ended June 30, 2024, compared to the same period for the year ended June 30, 2023. The decrease in sales revenue of specialized oilfield equipment was due to a decrease in sales volume, which resulted from our reduced promotion of the lower-pricing specialized oilfield equipment. The decrease was partially offset by increase in the average unit sales price of the specialized oilfield equipment.

We design and manufacture the equipment and components, then outsource them to qualified specialized vehicle manufacturing companies to integrate and produce specialized oilfield vehicles, and the vehicles are sold by us externally. Sales of specialized oilfield vehicles decreased by $1.0 million, or 15.01%, to $5.4 million for the year ended June 30, 2024 from $6.4 million for the year ended June 30, 2023. The decrease was mainly due to a decline in the sales volume of specialized oilfield vehicles for the year ended June 30, 2024, compared to the same period for the year ended June 30, 2023. We produced higher selling price and higher margin specialized oilfield vehicles, resulting in the average unit sales price of specialized oilfield vehicles increased by 185.81% for the year ended June 30, 2024.

We provide customers with automation solutions services, including software development or customized function development on customers’ system, testing, debugging and other automation solutions services with respect to specialized equipment used in the oilfield. The service revenue increased by $1.5 million, or 549.45%, to $1.8 million for the year ended June 30, 2024 from $0.3 million for the year ended June 30, 2023. The increase was mainly driven by the increased demand as a result of our cultivating positive word-of-mouth recommendations within the oilfield industry and a good reputation in the market. We are not expecting to achieve such growth in service income from automation solutions continuously as we are going to focus our research and development efforts on our own vehicle products.

Other revenue primarily derives from sales of parts and materials, such as integrated circuits, box iron and backlight panel, etc. Our revenue generated from others increased by $2.28 million, or 383.74%, to $2.87 million for the year ended June 30, 2024 from $0.59 million for the year ended June 30, 2023, which was primarily attributable to the sales of intelligent chassis parts of $2.83 million for the year ended June 30, 2024. We are not expecting to achieve such growth in other revenues continuously.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, depreciation, maintenance, and other overhead expenses. Our cost of revenues decreased by $1.2 million, or 7.93%, to $13.2 million for the year ended June 30, 2024 from $14.4 million for the year ended June 30, 2023. The decrease in cost of revenue was mainly due to the decrease in revenues of 10.53%.

Gross profit and gross profit margin

	For the years ended June 30, 2024		For the years ended June 30, 2023
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
Sales of specialized oilfield equipment	$2,982,107	33.59%	$5,029,953	36.14%
Sales of specialized oilfield vehicles	1,522,957	28.17%	1,630,946	25.64%
Service income from automation solutions	796,042	45.15%	107,979	39.78%
Others	372,570	12.98%	(7,907)	(1.33)%
Total gross profit	$5,673,676	29.99%	$6,760,971	31.97%

Gross profit decreased by $1.1 million, or 16.08%, to $5.7 million for the year ended June 30, 2024 from $6.8 million for the year ended June 30, 2023, primarily due to the decrease of revenues.

Gross profit margin slightly decreased from 31.97% for the year ended June 30, 2023 to 29.99% for the year ended June 30, 2024. The decrease of gross profit margin was mainly driven by higher cost of materials for specialized oilfield equipment and the adoption of competitive pricing approaches starting from 2023, partially offset by the increasing sales of higher gross profit margin specialized oilfield vehicles.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of commission.

Our selling and marketing expenses decreased by $0.5 million, or 44.52%, to $0.7 million for the year ended June 30, 2024 from $1.2 million for the year ended June 30, 2023, in alignment with the change in sales performance.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and welfare expenses, allowance for doubtful accounts, renovation expenses, depreciation and amortization expenses and professional fees.

Our general and administrative expenses decreased by $0.1 million, or 6.05%, to $0.5 million for the year ended June 30, 2024 from $0.6 million for the year ended June 30, 2023, which attributed to the increase in renovation expenses of $0.05 million and professional fees related to the offering of $0.02 million, partially offset by decrease in salaries and welfare expenses of $0.07 million and bad debt expenses of $0.07 million.

Research and development expenses

Our research and development expenses primarily consist of (i) parts and materials in relation to testing materials; and (ii) design and development expenses, with new technology, materials and suppliers and other research and development related expenses for designing and testing.

Research and development expenses increased by $0.3 million, or 22.27%, to $1.7 million for the year ended June 30, 2024 from $1.4 million for the year ended June 30, 2023, attributed to the increase of design and development expenses. The research and development expenses are mainly driven by the stage and scale of our equipment development.

Other income (expense)

Our other income (expense) primarily consists of (i) interest expense, net, and (ii) government subsidies. Our government subsidies received in cash were not contingent upon our further actions or performance.

Interest expenses increased by $0.08 million, or 141.40%, to $0.13 million for the year ended June 30, 2024 from $0.05 million for the year ended June 30, 2023, as a result of the increase of bank borrowings. While government subsidies decreased by $0.55 million, or 92.34%, to $0.05 million for the year ended June 30, 2024 from $0.6 million for the year ended June 30, 2023. The change is due to our one-time government subsidies of government investment promotion and entrepreneurial funding to the talents for the year ended June 30, 2023. We are not expecting to receive government subsidies of such an amount continuously.

Income tax expense

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. Income tax expenses decreased by $0.4 million, or 61.37%, to $0.3 million for the year ended June 30, 2024 from $0.7 million for the year ended June 30, 2023. The change resulted from the change in our taxable income.

Net income

As a result of the foregoing, our net income decreased by $1.1 million to $2.4 million for the year ended June 30, 2024 from $3.5 million for the year ended June 30, 2023.

Cash Flows

Years Ended June 30, 2025, 2024 and 2023

The following table summarizes our cash flows for the periods indicated:

	For the years ended June 30,
	2025	2024	2023
Net cash used in operating activities	$(2,878,901)	$(2,735,297)	$(1,529,678)
Net cash used in investing activities	(2,439,997)	(273,213)	(2,955,564)
Net cash provided by financing activities	5,716,615	3,074,304	4,958,361
Effect of exchange rate changes	(33,246)	(839)	88,167
Net increase in cash and cash equivalents	$364,471	$64,955	$561,286
Cash and cash equivalents at beginning of the year	$658,154	$593,199	$31,913
Cash and cash equivalents at the end of the year	$1,022,625	$658,154	$593,199

Operating Activities

Net cash used in operating activities was $2.9 million for the year ended June 30, 2025, primarily derived from (i) net loss of $5.7 million, (ii) an adjustment of added non-cash items of a net amount of $7.1 million, inclusive of share-based compensation expenses of $3.9 million, loss on sale of property and equipment of $1.5 million, loss on sale of accounts receivable of $1.1 million and other non-cash items; deducted by (iii) an increase of inventories of $8.6 million in relation to materials for volume production and finished goods that we capitalized on the depressed material prices to lock in favorable costs for our future production and research and development needs, (iv) an increase of prepaid expenses and other current asset of $0.8 million, because of the outstanding receivable related to the sale of accounts receivable and property and equipment, and (v) partially offset by an increase of accounts payable of $2.9 million, (vi) an increase of deferred revenues of $1.2 million, and (vii) an decrease of advances to suppliers of $0.9 million.

Net cash used in operating activities was $2.7 million for the year ended June 30, 2024, primarily derived from (i) net income of $2.4 million, (ii) an increase of accounts receivable of $0.5 million; deducted by (iii) an decrease of accounts payables of $2.6 million with respect to the repayment to our suppliers, (iv) an increase of inventories of $2.1 million in relation to materials for volume production and finished goods; and (v) an increase of advances to suppliers of $0.9 million.

Net cash used in operating activities was $1.5 million for the year ended June 30, 2023, primarily derived from (i) net income of $3.5 million, (ii) an adjustment of added non-cash items of a net amount of $0.31 million, inclusive of amortization and depreciation and other non-cash items; deducted by (iii) an increase of accounts receivables of $3.5 million with respect to the increase of our sales; and (iv) an increase of inventories of $3.4 million in relation to materials for volume production and finished goods, (v) an increase of accounts payable of $0.5 million.

Investing Activities

For the year ended June 30, 2025, net cash used in investing activities was $2.4 million, which was mainly due to purchases of intangible assets of $2.0 million and net proceeds to independent third parties of $0.4 million.

For the year ended June 30, 2024, net cash used in investing activities was $0.3 million, which was mainly due to loans to independent third parties.

For the year ended June 30, 2023, net cash used in investing activities $3.0 million, which was mainly due to loans to third parties and purchases of property and equipment, and intangible assets.

Financing Activities

For the year ended June 30, 2025, net cash provided by financing activities was $5.7 million, which was mainly due to net proceeds from initial public offering of $4.2 million and bank loans of $1.5 million.

For the year ended June 30, 2024, net cash provided by financing activities was $3.1 million, which was mainly due to net proceeds from bank loans.

For the year ended June 30, 2023, net cash provided by financing activities was $5.0 million, which was due to (i) the contribution from shareholders in the amount of $3.7 million; and (ii) net proceeds from bank loans of $1.3 million.

Taxation

Cayman Islands Taxation

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of the Ordinary Shares nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenue gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of Ordinary Shares are effected outside of Hong Kong such as, for example, on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

People’s Republic of China Taxation

According to the Enterprise Income Tax Law of the PRC (the “Income Tax Law”) and the Implementation Regulations of Enterprise Income Tax Law of the PRC, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%.

According to the Income Tax Law, income such as dividends, rental, interest and royalty from the PRC derived by a non-resident enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

According to the arrangement between mainland China and Hong Kong, the withholding tax rate for dividends paid by a PRC resident enterprise to a Hong Kong resident enterprise is 5%, if the Hong Kong enterprise owns at least 25% of the PRC enterprise. According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

5.B.	Liquidity and Capital Resources

Material Cash Requirements

To date, the primary sources of liquidity consist of cash flows from the PRC Subsidiaries’ operating activities, capital contributions from shareholders and loans from banks. We have financed our operations primarily through capital contributions and revenue from operations. As of June 30, 2025, we had cash and cash equivalents of $1.0 million and a total working capital surplus of $10.0 million. For the next 12 months from the date of this Annual Report, we plan to implement measures to meet the cash requirements, including: (i) strictly controlling and reducing expenses; (ii) seeking additional credit facilities; and (iii) seeking equity financing from shareholders. We believe the above measures will be adequate to meet the operation requirements in the next 12 months from the date of this Annual Report.

We believe our current working capital is sufficient to support our operations for the next twelve months from the date of this Annual Report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Hong Kong. However, as of the date of this Annual Report, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we do not anticipate declaring or paying any dividends in the foreseeable future, as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

To utilize the proceeds from this Offering, we may make additional loans or capital contributions to our PRC Subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC Subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC Subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC Subsidiaries need to file such change of registered capital with the State Administration for Market Regulation (the “SAMR”) or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then push such information to the China’s Ministry of Commerce or its local counterparts. If the holding company provides funding to our PRC Subsidiaries through loans, (i) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (ii) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC Subsidiaries and loans to our PRC Subsidiaries, we cannot assure that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this Offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We expect the net proceeds from our initial public offering to be used in the PRC and will be in the form of Renminbi and, therefore, our PRC Subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Capital Expenditures

Our capital expenditures are primarily incurred for the purpose of acquisition of property and equipment, and intangible assets. Our capital expenditures were $2.1 million, $0.02 million and $2.6 million for the years ended June 30, 2025, 2024 and 2023, respectively.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Holding Company Structure

Our Company, STAK Inc., is a holding company with no material operations of its own. We conduct our operations through the PRC Subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by the PRC Subsidiaries. If our existing PRC Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. The PRC Subsidiaries didn’t distribute dividends and have made no further plans to pay dividends since such date and do not expect to do so unless and until they have generated sufficient accumulated profits and have met the requirements for statutory reserve funds.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payments due by period
	Total	Within 1 year	Within 1-2 years	Over 2 years
Bank borrowings	$6,055,615	$5,636,831	$418,784	$-
Loan from related parties	30,222	30,222	-	-
Total	$6,085,837	$5,667,053	$418,784	$-

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Holding Company Structure

See “Item 3. Key Information—Our Company Structure.”

5.C.	Research and Development

See “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property.”

5.D.	Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited, to allowance for doubtful accounts, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets, inventories write-downs. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

We believe the following critical accounting policies involve a higher degree of judgment and complexity than our other accounting policies. Therefore, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses.

Accounts receivable, net are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. On July 1, 2023, we adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

We evaluate our accounts receivable for expected credit losses on a regular basis. We maintain an estimated allowance for credit losses to reduce our accounts receivable to the amount that we believe will be collected. Our estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. We adjust the allowance percentage periodically when there are significant differences between estimated credit losses and actual credit losses. If there is strong evidence indicating that the accounts receivable are likely to be unrecoverable, we also make specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

There were $43,521, $93,218 and $97,526 provision for credit losses as of June 30, 2025, 2024 and 2023, respectively.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers with a date of the initial application of July 1, 2021 using the modified retrospective method.

We generate revenues primarily from sales of specialized oilfield vehicles, sales of specialized oilfield equipment, automation solutions services and others. In accordance with Revenue from Contracts with Customers (“ASC 606”), revenues from contracts with customers are recognized when or as the control of the services or goods is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services net of business tax and value added tax. Revenue recognition policies for each type of revenue stream are as follows:

Sales of specialized oilfield vehicles and specialized oilfield equipment

We sell specialized oilfield vehicles and specialized oilfield equipment. We design and manufacture the specialized oilfield equipment and components of specialized oilfield vehicles. In addition, we also supply our core equipment and components then outsource them to qualified specialized vehicle manufacturing companies to integrate and produce specialized oilfield vehicles, and the final products are sold by us externally. We generate revenues from sales of specialized oilfield vehicles and specialized oilfield equipment through contracts with customers. We identify only one performance obligation to provide customers with the specific vehicle or equipment at a fixed price stated in the contracts.

We provide standard manufacturer’s warranty promise to general repairs on delivered specialized oilfield vehicles or specialized oilfield equipment if it does not perform as expected. We consider the warranty we provided not as an incremental service to customers, but rather an assurance of the product’s quality. Therefore, it is an assurance-type warranty, not a separate performance obligation, and should be accounted for in accordance with ASC 460, Guarantees. Because we have not experienced any claim for products, we do not recognize assurance-type warranty liability bases on the best estimation. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

The revenue is recognized at a point in time upon the controls of the promised products are transferred to the customers. This occurs when the customers either pick up the products themselves or when the products are delivered to the customers’ designated place and accepted by them. Payment terms for product sales are generally 6 months after the control of products is transferred to the customers. We are deemed as the principal, recognizing revenue on a gross basis as we are primarily responsible for fulfilling the contract, bear the inventory risk as the processed specialized oilfield vehicles and equipment are stored in our warehouse before sales and we have the controls and ownership over the products, and have the discretion in establishing the sales price.

Automation solutions services

We provide corporate customers with automation solutions services, with multiple promises in the service contract, including software development, training, debugging, and other services for oilfield-specialized production and maintenance equipment. The software development, training, debugging, and other services are provided to customers prior to their acceptance of the developed software or function, and are not distinct because they are highly interdependent and interrelated with one another, integrated together as inputs to provide an combined output, that is to provide a well-developed software or function to corporate customers.

Therefore, we identify only one performance obligation to provide corporate customers with the automation solutions services at a fixed price stated in the contracts. Corporate customers would not receive and consume the benefits before the delivery of the developed software or function. Both the corporate customers and us have the unilateral right to terminate the contract at any time with compensation, which would be further agreed by each party upon termination if any. In addition, we would control the source code and script of the software or function and would not have the enforceable right to the payment until the delivery of the developed software or function, therefore, the revenue is recognized at a point in time upon the corporate customers’ acceptance of the developed software or function. Payment terms are generally 6 months after the completion of the service. We are deemed as the principal, recognizing revenue on a gross basis as we are primarily responsible for fulfilling the contract, bear the inventory risk, and have the discretion in establishing the sales price.

Others

Other revenue primarily derives from sales of parts and materials, such as integrated circuits, box iron and backlight panels, etc.. We recognize revenue from sales of parts and materials at a point in time upon the customer’s acceptance of the parts and materials.

For all the revenue streams, the contract payment is not subject to any refund, sales incentives, cancellation or termination provision. Nor have we made such payments.

Contract Balances

Timing of revenue recognition was once we have determined that the customer has obtained control over the product. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when we have satisfied its performance obligation and have an unconditional right to the payment.

Deferred revenue primarily represents our obligation to transfer additional goods or services to a customer for which we have received consideration. The consideration received remains a contractual liability until goods or services have been provided to the customer.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss) income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive (loss) income. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended June 30, 2025, 2024 and 2023. As of June 30, 2025 and 2024, we did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as at the date of this annual report:

Name	Age	Position
Chuanbo Jiang	39	Chief Executive Officer and Chairman of the board
Diana Li	36	Chief Financial Officer
Huyun Gao	39	Chief Operating Officer
Ke Dennis Xu	54	Chief Technology Officer
Zhaohui Randall Xu	57	Independent Director
Yiqin Hu	60	Independent Director
Johannes Antonius Gerardus Beekmans	65	Independent Director

The business and working experience and areas of responsibility of our directors and executive officers are set out below:

Chuanbo Jiang was appointed as our Chief Executive Officer and Director in June 2023 and May 11, 2023. Mr. Jiang has approximately 16 years of business management and finance related experience. From June 2007 to February 2008, Mr. Jiang worked as an auditor of KPMG Qingdao office. From March 2008 to July 2012, Mr. Jiang served as a regional business supervisor of Qingdao Impulse Health Technology Co. From September 2012 to December 2019, Mr. Jiang started his entrepreneurial career as the manager of Liaocheng Yinshang Computer Co. Ltd. From June 2020 till now, Mr. Jiang has been serving as an executive director, the general manager of YLAN. Mr. Jiang graduated with a bachelor’s degree in management from the School of Management of Ocean University of the PRC in June 2007. Mr. Jiang obtained the certificate of intermediate auditor issued by the Audit Office of the People’s Republic of China and the Ministry of Human Resources and Social Security in January 2013. Mr. Jiang co-authored Petroleum machinery Series 2H Screw. We believe Mr. Jiang is well qualified to serve as our director based on his extensive management experience.

Diana Li has been our CFO since November 2023. She has more than 9 years’ experience in accounting, taxation and finance and has rich theoretical knowledge and practical experience in taxation and business consulting related to SEC regulations compliance and Nasdaq rules. From October 2017 to October 2023, she served as a senior advisor of Guangzhou Jing Tian Enterprise Management Consulting Service Co., Ltd, a company mainly focuses on internal audit, taxation, incorporate governance and compliance, where she participated in several cross-border enterprise restructure tax planning, tax due diligence, and compliance review projects. From January 2014 to June 2017, she served as a tax advisor of Canuswa Accounting and Tax Services Inc. and was responsible for personal financial and tax consulting, compliance services. Ms. Li is a Chartered Professional Accountant of Canada. She graduated from Simon Fraser University with a bachelor’s degree in business administration (Honors with Distinction) in Accounting and Finance in September 2013.

Huyun Gao was appointed as our Chief Operating Officer in June 2023. Ms. Gao has approximately 15 years of business management experience. Ms. Gao has been serving as a deputy general manager of YLAN since June 2020. Prior to joining the Company, Ms. Gao founded Shanghai Fill-in-the-Blank Culture Communication Co. and served as its chief executive officer between May 2018 and April 2020. Prior to that, Ms. Gao worked as a senior operation manager at Ctrip (09961.HK) from July 2012 to December 2017. Ms. Gao worked as an advanced project manager for Apax Group Limited from April 2008 to May 2012. Ms. Gao obtained a bachelor’s degree in tourism management from East China Normal University in July 2008.

Ke Dennis Xu was appointed as our Chief Technology Officer in June 2023. Mr. Xu has approximately 23 years of experience in the computing engineering industry. Mr. Xu has been serving as Chief Technology Officer of YLAN, since June 2020. From February 2017 to May 2020, Mr. Xu served as the chairman and general manager of BigData Resolution LLC, a US data company, where he was responsible for the company’s technology development. From April 2013 to January 2017, Mr. Xu served as General Manager of RDS Group LLC, a US company focusing on health management. Mr. Xu obtained a master’s degree in computer science from the Towson University (University of Maryland Towson branch) in June 2001 and a master’s degree in chemical engineering from Washington University at St. Louis in May 1999. Mr. Xu also graduated with a bachelor’s degree in chemical engineering from Zhejiang University in June 1992.

Zhaohui Randall Xu serves as our independent director. He is a seasoned expert in financial reporting & management and SEC regulations compliance with rich knowledge and hands-on experience with U.S. securities law and Nasdaq and NYSE rules. He has 33 years of experience in business management and finance related experience. He has had experience in mergers & acquisitions transactions, equity and debt financing. He has been serving as a professor of Accounting at the University of Houston-Clear Lake since September 2007. He served as senior financial advisor to Kaixin Auto Holdings (NASDAQ: KXIN) from November 2019 to December 2021, and has been serving as a Director of IR department to Renren Inc. (NYSE: RENN) since November 2020. From May 1994 to May 1999, Mr. Xu served as financial manager with Dalian Transportation Co. Ltd. From August 1990 to April 1994, he served as business analyst with Jinshi International Trading Co. Ltd. From August 1986 to July 1990, he studied in Luoyang Foreign Languages Institute and got his bachelor degree majoring in English. He received his master’s degree in business administration in Tulane University in May 2002. He also obtained his doctoral degree in philosophy from the University of Alabama in June 2007. He has obtained his U.S. CPA License from Delaware and Colorado in December 2002. Professor Xu is a member of Financial Executives International, a member of American Accounting Association and a member of AICPA. We believe Mr. Xu is well qualified to serve as our director based on his employment experience in public companies.

Yiqin Hu serves as our independent director. Ms. Hu is a scholar in the field of economics. Ms. Hu has been the professor of the School of Economics at Zhejiang University of Finance and Economics since December 1999, where she focuses on research and teaching in the fields of microeconomics and regional economics. From July 1990 to December 1999, Ms. Hu has been an instructor and associate professor of Hunan Institute of Administration. Ms. Hu obtained her Ph.D. degree in Agricultural Economics and Management from Northwest Agricultural & Forestry University in 2008. Ms. Hu also graduated with a master’s degree and bachelor’s degree in economics from Beijing Normal University in 1990 and 1987, respectively. We believe Ms. Hu is well qualified to serve as our director based on her management skills.

Johannes AG Beekmans serves as our independent director. Mr. Beekmans has approximately 38 years of experience in the auto industry. Mr. Beekmans has been a project manager at JBD Consultancy & JBDesign since 2015. From 2004 to 2015, he served as the project manager at JBD Trade Assist China. From 1995 to 2004, he served as a project manager at BOVA. From 1991 to 1995, he served as a project manager at BERKHOF. Mr. Beekmans obtained his Ph.D. degree majoring in Logistics Management from University of Eindhoven in 1996. Mr. Beekmans graduated from the University of Stuttgart with his master’s degree majoring in Tribology in 1987 and from the University of Apeldoorn with his bachelor’s degree majoring in HTS Automotive Engineering in 1984. We believe Mr. Beekmans is well qualified to serve as our director based on his experience and skills in the manufacturing industry.

6.B.	Compensation

For the years ended June 30, 2025 and 2024, we paid an aggregate of approximately $0.17 million and approximately $0.11 million, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers for a period of three years from the effective date of the registration statement. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon three months’ advance written notice. Each executive officer may resign at any time upon three months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

Share Incentive Plan

In March 2025, we adopted the 2025 Share Incentive Plan, or 2025 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued pursuant to all awards under the 2025 Plan is 1,800,000, all of which have been granted and remain outstanding as of the date of this annual report.

The following paragraphs describe the principal terms of the 2025 Plan.

Types of awards. The 2025 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. Our board of directors or a committee of one or more members of the board of directors administers the 2025 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2025 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant, except that the maximum exercisable term is ten years from the date of a grant.

6.C.	Board Practices

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors consist of independent directors.

Our board of directors currently consists of one director and three independent directors. Our board of directors has determined that each of Professor Xu, Professor Hu, and Johannes AG Beekmans is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nomination committee under our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our Audit Committee consists of our three independent directors, and is chaired by Zhaohui Randall Xu. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Zhaohui Randall Xu qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the compensation and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our Compensation Committee consists of our three independent directors, and is chaired by Professor Hu. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nomination Committee.

Our Nomination Committee consists of our three independent directors, and is chaired by Johannes AG Beekmans. We have determined that each member of our Nomination Committee will satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The Nomination Committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The Nomination Committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our board of directors such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board of directors the names of directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nomination Committee itself; and

●	evaluating the performance and effectiveness of the board of directors as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others, a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Terms of Directors and Officers

Our officers are elected by the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our second amended and restated memorandum and articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

6.D.	Employees

As of June 30, 2025, we had 47 full-time employees, all of which were located in China.

The table below provides the number of full-time employees divided by function as of June 30, 2025:

Function	Number of Full-Time Employees
Manufacturing	25
Research and Development	6
Business and Marketing	8
Administrative, Human Resources and Finance	8
Total	47

In accordance with Chinese law requirements, we participate in various employee social security plans organized by municipal and provincial governments for Chinese full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. According to the laws of the People’s Republic of China, we are required to make contributions every month based on the designated percentages of the wages, bonuses, and certain allowances of our Chinese full-time employees, up to the maximum amount set by local governments.

We have entered into employment contracts and standard confidentiality and intellectual property agreements with key employees. We believe that maintaining good working relationships with employees is crucial, and we have not experienced any labor disputes. We have not established a labor union.

6.E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of our Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to one (1) vote per share and thirty (30) votes per share, respectively, and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned as of June 30, 2025
	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
Name of Beneficial Owners(1)	Number	%	Number	%	%
Directors and Executive Officers:
Chuanbo Jiang(2)	-	-	7,700,000	83.7	82.5
Diana Li	-	-	-	-	-
Huyun Gao(3)	-	-	1,500,000	16.3	16.1
Ke Dennis Xu	-	-	-	-	-
Zhaohui Randall Xu	-	-	-	-	-
Yiqin Hu	-	-	-	-	-
Johannes AG Beekmans	-	-	-	-	-
All directors and executive officers as a group 5% shareholders:	-	-	9,200,000	100.0	98.6
Lanying Capital Ltd(2)	-	-	7,700,000	83.7	82.5
MT. Yang Holding Ltd(3)	-	-	1,500,000	16.3	16.1
Total	-	-	9,200,000	100.0	98.6

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, People’s Republic of China, 213000.

(2)	Chuanbo Jiang, our CEO and Chairman of the board, beneficially holds 7,700,000 Class B Ordinary Shares, or 83.7% of the outstanding Class B Ordinary Shares through his 100% shareholding of Lanying Capital Ltd. Following the EGM held in June 2025, the Company repurchased 7,700,000 Class A Ordinary Shares from Lanying Capital Limited and issued a corresponding number of Class B Ordinary Shares to such shareholder.

(3)	Huyun Gao, our COO, beneficially holds 1,500,000 Class B Ordinary Shares, or 16.3% of the outstanding Class B Ordinary Shares of the Company through her 100% shareholding of MT. Yang Holding Ltd. Following the EGM held in June 2025, the Company repurchased 1,500,000 Class A Ordinary Shares from MT. Yang Holding Ltd and issued a corresponding number of Class B Ordinary Shares to such shareholder.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less exhaustive body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, most of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel with respect to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States and (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that there is no statutory enforcement laws in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

DeHeng Law Offices (Shenzhen) has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and the PRC providing for the mutual recognition and enforcement of court judgments. Under the PRC laws, a foreign judgment cannot be directly or summarily enforced in the PRC. The judgment must first be recognized by the PRC court either under applicable the PRC laws or in accordance with common law principles. For the PRC courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958, Maintenance Orders (Facilities for Enforcement) Act 1949 or Probate and Administration Act 1959. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in the PRC, a judgment obtained in the United States must be enforced by commencing fresh proceedings in a PRC court. The requirements for a foreign judgment to be recognized and enforceable in the PRC are: (i) the party to such judgment apply directly to the intermediate people’s court of the PRC which has jurisdiction for recognition and enforcement, or the foreign court, pursuant to the provisions of the international treaty concluded or acceded to by the country of the foreign country and the PRC or under the principle of reciprocity, request for recognition and enforcement by the PRC court; (ii) the foreign court must have had jurisdiction accepted by a the PRC court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene the basic principles of the laws of PRC or the sovereignty, security and public interests of the PRC; (v) the people’s court has not made a judgment or ruling on the same dispute and has not recognized the judgment or ruling made by a court of a third country for the same dispute; (vi) the proceedings in which the judgment was obtained were not opposed to natural justice; and (vii) the judgment must be final and conclusive.

6.F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.	Related Party Transactions

Employment Agreements and Director Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Director Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

The following is a summary of transactions since July 1, 2022 to which we have been a party and in which any members of our board of directors, any executive officers, or major shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this annual report captioned “Management.”

	Subsequent	For the Years Ended June 30,
	Period (1)	2025	2024	2023
Shareholder contributions (2)
Mr. Chuanbo Jiang	$-	$-	$38,500	$2,804,556
Ms. Huyun Gao	-	-	7,500	553,652
Mr. Huailiang Xu	-	-	2,000	168,516
Mr. Haoyu Xiong	-	-	1,500	126,134
Mr. Cheukyin Tai	-	-	500	6,895
Changzhou Xinmou	$-	$-	$38,500	$-

(1)	For the period from July 1, 2025 through the date of this annual report.
(2)	The transaction amount represented the shareholders’ capital contributions to our PRC operating subsidiary YLAN in exchange for equity interest of YLAN, and all capital contributions have been received within the corresponding periods. In September 2023, WFOE entered into a share transfer agreement with YLAN’s former shareholders to acquire 100% voting equity interests of YLAN at the consideration of $0.7 million (RMB5.2 million). The transaction has been treated as a corporate restructuring of entities under common control as part of the Reorganization process.

Share Issuances in May 2023 and Share Splits in May 2024

Upon our incorporation in the Cayman Islands in May 2023, we issued 50,000 shares to our initial shareholders at par value $1 per share. We effected a one thousand-for-one subdivision of shares to the shareholders in May 2024, whereby increased the total number of issued and outstanding ordinary shares from 50,000 to 50,000,000, and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 40,000,000 to the Company for no consideration and thereafter such shares were cancelled. Following the surrender, the issued and outstanding ordinary shares were 10,000,000 of par value of $0.001 per share. The share numbers in this annual report have given effect to the one thousand-for-one subdivision of shares, unless expressly indicated otherwise:

Shareholder	Number of Ordinary Shares	Consideration
Lanying Capital Ltd	7,700,000	$38,500
MT. Yang Holding Ltd	1,500,000	$7,500
Mr. Huailiang Xu	400,000	$2,000
Mr. Haoyu Xiong	300,000	$1,500
Mr. Cheukyin Tai	100,000	$500
Total	10,000,000	$50,000

We have received consideration of $50,000 as of May 20, 2024.

The foregoing issuances were exempt from registration under the Securities Act since they were transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares. Other than disclosed herein, we did not issue any securities in the past three years.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which will be tasked with review and approval of all related party transactions.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. Currently, we are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Class A Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board of directors may deem relevant.

8.B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offering and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “STAK” since February 26, 2025.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “STAK” since February 26, 2025.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

Our Company has adopted by way of special resolution dated June 5, 2025 the second amended and restated memorandum and articles of association. The following are summaries of material provisions of the second amended and restated memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our shares.

Objects of Our Company. Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares does not receive a certificate in respect of such Ordinary Shares. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Subject to the provisions of the Companies Act and our second amended and restated memorandum and articles of association regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles of association: (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights. A resolution put to the vote of the meeting shall be decided on a poll, and subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Advance notice of at least 7 clear days is required for the convening of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify, among other things, the place, the date and the hour of the meeting, whether the meeting will be held virtually, at a physical place or both, the general nature of the business to be transacted, and if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors, persons entitled to a share in consequence of the death or bankruptcy of a shareholder and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The chairman may, with or without an appointed date for resumption, at any time during the meeting, with the consent of the shareholders constituting a quorum. When a meeting is adjourned for more than seven clear days, shareholders shall be given at least seven clear days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. In the case of an equality of votes, the chairman of the meeting, shall not be entitled to a second or casting vote.

Transfer of Ordinary Shares. Subject to any applicable requirements set forth in the articles of association and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer all or any of his or her Ordinary Shares to another person by completing an instrument of transfer in the common form or in a form prescribed by Nasdaq or any other form approved by our board of directors, executed:

●	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

●	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	any applicable fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture of Shares. Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate: (a) either alone or jointly with any other person, whether or not that other person is a shareholder; and (b) whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Redemption, Repurchase, and Surrender of Shares. Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors: (a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and (c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Conversion Rights. Each Class B Ordinary Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share and without the payment of any additional sum, into fully paid Class A Ordinary Share on a one-to-one basis subject to adjustments. a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

The Company shall at all times reserve and keep available out of the Company’s authorized but unissued Class A Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights, and the Company shall not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

Issuance of Additional Shares. Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited financial statements.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	is not required to open its register of members for inspection by shareholders of that company;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a dissenting shareholder of a Cayman constituent is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

●	a company acts act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority vote that has not been obtained; and

●	an act which constitutes a “fraud on the minority.” Where the wrongdoers are themselves in control of the company,

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our second amended and restated memorandum and articles of association provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association. Our second amended and restated articles of association allow one or more of our shareholders who together hold not less than 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors may be removed, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director, (ii) is made bankrupt or makes any arrangement or composition with his creditors generally; (iii) only held office as a Director for a fixed term and such term expires; (iv) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (v) resigns his or her office by notice in writing to the company; (vi) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our second amended and restated memorandum and articles of association, our then effective memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange.”

10.E.	Taxation

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our securities. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of the Ordinary Shares nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenue gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●

Gains arising from the sale of Ordinary Shares, where the purchases and sales of Ordinary Shares are effected outside of Hong Kong such as, for example, on the New York Stock Exchange, should not be subject to Hong Kong profits  tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

People’s Republic of China Taxation

According to the Enterprise Income Tax Law of the PRC (the “Income Tax Law”) and the Implementation Regulations of Enterprise Income Tax Law of the PRC, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%.

According to the Income Tax Law, income such as dividends, rental, interest and royalty from the PRC derived by a non-resident enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

According to the arrangement between mainland China and Hong Kong, the withholding tax rate for dividends paid by a PRC resident enterprise to a Hong Kong resident enterprise is 5%, if the Hong Kong enterprise owns at least 25% of the PRC enterprise. According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

10.I.	Subsidiary information

Not applicable.

10.J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are also exposed to liquidity risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Our costs and expenses may also be affected by China’s inflation level. Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2024, 2023 and 2022 were increases of 0.2%, 0.2% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Interest rate risk

Our exposure to interest rate risk primarily relates to the long-term borrowings we have entered into with a bank. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we have now or in the future.

Foreign currency translation and transaction

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-283258), as amended, for our initial public offering, which registered 1,250,000 ordinary shares, and the underwriters’ exercise of their over-allotment option to purchase an additional 160,349 ordinary shares, at a public offering price of $4.00 per ordinary share. The registration statement was declared effective by the SEC on February 25, 2025, for our initial public offering, which closed in March 2025. Kingswood Capital Partners, LLC was the representative of the underwriters.

The total gross proceeds received from the IPO, including proceeds from the exercise of the over-allotment option, were US$5.6 million. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$1.4 million, which included US$0.4 million in underwriting discounts and commissions for the initial public offering for our initial public offering. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to June 30, 2025, we used approximately US$2.8 million of the net proceeds from our initial public offering to obtain specialized vehicle permission, research and development expenses and general corporate purposes. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As of June 30, 2025, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; (b) pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; and (c) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Zhaohui Randall Xu, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Zhaohui Randall Xu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 14.1 of our registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the SEC on November 15, 2024, and posted a copy of our code of business conduct and ethics on our website at https://www.stakindustry.com/ir/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended June 30,
	2024	2025
	(US$ in millions)
Audit Fees(1)	0.22	0.22

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, and review of the interim consolidated financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by HTL International, LLC, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the policies is filed as Exhibit 11.2 to this annual report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management

We have developed and implemented a cybersecurity risk management policy designed to protect the confidentiality, integrity, and availability of our critical systems and information. The audit committee of the Board of Directors will oversee this policy and will be responsible for the implementation of the Company’s oversight, programs, procedures, and policies related to cybersecurity, cybersecurity risks, information security, and data privacy.

Management shall report to the audit committee on the Company’s and its subsidiaries’ strategy, risks, metrics and operations relating to cybersecurity and information security matters, including significant cybersecurity and information security-related projects and initiatives and related progress, the integration and alignment of such strategy with the Company’s overall business and strategy, and trends that may affect such strategy or operations.

Team leads from various departments of the Company have been identified under this policy to report to the Company’s chief financial officer and oversee the strategy of the Company. While these named leaders will oversee the strategy pursuant to this policy, cybersecurity is the responsibility of all business stakeholders and requires the cooperation and compliance of all personnel.

All employees shall exercise professional judgement in using computing devices and network resources connected to the cyberspace. All information, physical and intellectual properties stored on electric and computing devices or existing within the cyberspace remain the sole property of the Company. Therefore, employees must neither access nor share confidential and proprietary information prior to receiving consent from management or the Company’s directors and officers.

We and certain of our third-party service providers may be subject to cyberattacks and security due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to experience cyberattacks and security incidents in the future.

Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of our cybersecurity and data protection program. The audit committee shall report regularly to the Board concerning its matters covered under this policy and advising the Board of any developments that the audit committee believes should have Board of Directors’ consideration. The audit committee shall also annually review and assess the adequacy of this policy and recommend any proposed changes to the Board of Directors for approval.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of STAK Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1**	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-42535), filed with the Securities and Exchange Commission on June 13, 2025)
2.1**	Specimen Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
2.2*	Description of Securities
4.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
4.2**	Form of Officer Employment Agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.3**	Form of Independent Director Agreement between the Registrant and Independent Directors (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.4**	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-286004), filed with the Securities and Exchange Commission on March 21, 2025)
4.5**†	Translation of Framework Cooperation Agreements entered by YLAN and Baolu Auto Industrial (Shiyan) Limited dated August 10, 2022 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.6**†	Translation of Framework Cooperation Agreements entered by YLAN and Yizhuan Auto Limited dated June 30, 2022 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.7**†	Translation of Leasing Agreement entered by and among YLAN, Changzhou Hongce Urban Development and Construction Co., Ltd., and Jiangsu Tianing Economic Development Zone dated August 3, 2023 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.8**†	Translation of Leasing Agreement entered by and between YLAN and Shiyan Neng Sheng Gong Mao Development Limited (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
8.1**	List of Significant Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
11.1**	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of DeHeng Law Offices
15.2*	Consent of Ogier
15.3*	Consent of HTL International, LLC
97.1**	Form of Clawback Policy (incorporated herein by reference to Exhibit 99.8 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously filed.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STAK Inc.

By:	/s/ Chuanbo Jiang
Name:	Chuanbo Jiang
Title:	Chief Executive Officer and Chairman of the Board

Date: November 5, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

STAK INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of STAK INC. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2023.

Houston, Texas

November 5, 2025

STAK INC.

CONSOLIDATED BALANCE SHEETS

 (Expressed in U.S. dollars, except for the number of shares)

	As of June 30,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$1,022,625	$658,154
Accounts receivable, net	1,988,785	3,485,523
Inventories, net	17,018,217	8,282,243
Advances to suppliers	562,473	1,427,849
Amounts due from a related party	87,472	133,482
Prepayments and other current assets, net	2,783,842	680,496
Deferred offering costs	-	627,604
Total current assets	23,463,414	15,295,351

Non-current assets:
Property and equipment, net	293,023	2,582,713
Intangible assets, net	2,022,918	62,241
Right-of-use assets, net	74,562	38,197
Deferred tax assets	785,700	506,523
Other assets	114,888	297,696
Total non-current assets	3,291,091	3,487,370

Total assets	$26,754,505	$18,782,721

Liabilities and shareholder’s equity

Liabilities
Current liabilities:
Accounts payable	$3,722,525	$746,134
Deferred revenues	1,164,334	-
Amounts due to a related party	30,222	42,487
Accrued expenses and other current liabilities	1,116,014	1,293,243
Short-term borrowings	5,636,831	4,334,544
Operating lease liabilities, current	73,530	-
Income tax payable	1,692,519	1,668,400
Total current liabilities	13,435,975	8,084,808

Non-Current liability:
Long-term borrowings	418,784	116,964
Total non-current liability	418,784	116,964

Total liabilities	$13,854,759	$8,201,772

Commitments and contingencies

Shareholder’s equity
Ordinary shares (par value of $0.001 per share; 50,000,000 shares authorized; 10,000,000 shares issued and outstanding as of June 30, 2024) *	-	10,000
Class A ordinary shares (par value of $0.001 per share; 75,000,000 shares authorized; 4,010,349 shares issued and outstanding as of June 30, 2025) *	4,010	-
Class B ordinary shares (par value of $0.001 per share; 25,000,000 shares authorized; 9,200,000 shares issued and outstanding as of June 30, 2025) *	9,200	-
Additional paid in capital	12,157,104	4,249,517
Statutory reserve	672,402	672,402
Retained earnings	324,893	6,037,573
Accumulated other comprehensive loss	(267,863)	(388,543)
Total shareholders’ equity	12,899,746	10,580,949

Total liabilities and shareholder’s equity	$26,754,505	$18,782,721

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1) and share split (Note 15).

 The accompanying notes are an integral part of these consolidated financial statements.

STAK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. dollars, except for number of shares)

	For the Years Ended June 30,
	2025	2024	2023

Revenues	$24,914,618	$18,918,847	$21,146,463
Cost of revenues	(17,224,749)	(13,245,171)	(14,385,492)
Gross profit	7,689,869	5,673,676	6,760,971

Operating expenses:
Selling and marketing expenses	(746,119)	(653,218)	(1,177,448)
General and administrative expenses	(6,800,745)	(544,304)	(579,353)
Research and development expenses	(3,269,086)	(1,677,456)	(1,371,912)
Total operating expenses	(10,815,950)	(2,874,978)	(3,128,713)

Operating (loss) income	(3,126,081)	2,798,698	3,632,258

Other (expenses) income:
Loss from sale of property and equipment	(1,538,023)	-	-
Loss from sale of accounts receivable	(1,097,204)	-	-
Interest expenses, net	(167,146)	(126,373)	(52,349)
Government subsidies	18,994	45,638	595,593
Other expenses	(73,182)	-	-
Total other (expenses) income, net	(2,856,561)	(80,735)	543,244

(Loss) income before income tax	(5,982,642)	2,717,963	4,175,502
Income tax benefit (expenses)	269,962	(276,189)	(715,040)
Net (loss) income	(5,712,680)	2,441,774	3,460,462

Net (loss) income per ordinary share:
(Loss) earnings per share, basic and diluted *	$(0.53)	$0.24	$0.35

Weighted average number of shares outstanding, basic and diluted *	10,736,359	10,000,000	10,000,000

Net (loss) income	$(5,712,680)	$2,441,774	$3,460,462
Foreign currency translation adjustments	120,680	(31,462)	(279,973)
Total comprehensive (loss) income	$(5,592,000)	$2,410,312	$3,180,489

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1) and share split (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

 STAK INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for number of shares)

	Ordinary shares		Subscription	Additional paid in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares *	Amount	receivable	capital	reserve	earnings	loss	equity
Balance as of July 1, 2022	10,000,000	$10,000	$(10,000)	$549,764	$78,635	$729,104	$(77,108)	$1,280,395
Contribution from shareholders	-	-	-	3,659,753	-	-	-	3,659,753
Net income	-	-	-	-	-	3,460,462	-	3,460,462
Appropriation to statutory reserve	-	-	-	-	347,289	(347,289)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(279,973)	(279,973)
Balance as of June 30, 2023	10,000,000	$10,000	$(10,000)	$4,209,517	$425,924	$3,842,277	$(357,081)	$8,120,637

	Ordinary Shares		Shareholder	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	subscription	capital	reserves	earnings	income	equity
Balance as of June 30, 2023	10,000,000	$10,000	$(10,000)	$4,209,517	$425,924	$3,842,277	$(357,081)	$8,120,637
Contribution from shareholders	-	-	10,000	40,000	-	-	-	50,000
Net income	-	-	-	-	-	2,441,774	-	2,441,774
Appropriation to statutory reserve	-	-	-	-	246,478	(246,478)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(31,462)	(31,462)
Balance as of June 30, 2024	10,000,000	$10,000	$-	$4,249,517	$672,402	$6,037,573	$(388,543)	$10,580,949

	Class A ordinary shares		Class B ordinary shares		Ordinary shares		Shareholder	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	Shares*	Amount	subscription	capital	reserves	earnings	income	equity
Balance as of June 30, 2024	-	$-	-	$-	10,000,000	$10,000	$-	$4,249,517	$672,402	$6,037,573	$(388,543)	$10,580,949
Issuance of ordinary shares upon Initial public offering (“IPO”), net of issuance costs	-	-	-	-	1,410,349	1,410	-	4,003,387	-	-	-	4,004,797
Net loss	-	-	-	-	-	-	-	-	-	(5,712,680)	-	(5,712,680)
Re-designation of ordinary shares into Class A Ordinary Shares	2,210,349	2,210	-	-	(2,210,349)	(2,210)	-	-	-	-	-	-
Re-designation of ordinary shares into Class B Ordinary Shares	-	-	9,200,000	9,200	(9,200,000)	(9,200)	-	-	-	-	-	-
Share-based compensation	1,800,000	1,800	-	-	-	-	-	3,904,200	-	-	-	3,906,000
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	-	120,680	120,680
Balance as of June 30, 2025	4,010,349	$4,010	9,200,000	$9,200	-	$-	$-	$12,157,104	$672,402	$324,893	$(267,863)	$12,899,746

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and the shares surrender (Note 1) and share split (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

STAK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(5,712,680)	$2,441,774	$3,460,462
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Provision for credit losses	505,795	(17,508)	92,358
Depreciation of property and equipment	284,125	328,563	322,737
Amortization of intangible assets	45,341	5,042	3,056
Amortization of operating lease right-of-use assets	36,150	30,271	39,257
Loss on sale of accounts receivable	1,097,204	-	-
Loss on sale of property and equipment	1,538,023	-	-
Deferred income tax	(269,962)	(342,875)	(145,967)
Share-based compensation	3,906,000	-	-
Changes in operating assets and liabilities:
Accounts receivable	(6,320)	529,647	(3,465,216)
Advances to suppliers	879,799	(907,610)	(507,412)
Inventories	(8,555,643)	(2,125,531)	(3,364,874)
Amounts due from/due to related parties	34,814	(350,582)	(369,642)
Prepaid expenses and other current assets	(802,008)	(47,884)	640,661
Other assets	185,799	(299,443)	-
Accounts payable	2,944,759	(2,565,379)	481,279
Deferred revenues	1,156,151	(385,941)	306,223
Income tax payable	(10)	616,111	860,995
Accrued expenses and other current liabilities	(146,238)	436,146	176,451
Operating lease liabilities	-	(80,098)	(60,046)
Net cash used in operating activities	$(2,878,901)	$(2,735,297)	$(1,529,678)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(61,622)	(17,427)	(2,522,408)
Purchases of intangible assets	(1,991,345)	-	(73,343)
Loans to third parties	(989,999)	(553,649)	(599,689)
Collection of loans to third parties	602,969	297,863	239,876
Net cash used in investing activities	$(2,439,997)	$(273,213)	$(2,955,564)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from shareholders	-	50,000	3,659,753
Net proceeds from initial public offering	4,187,707	-	-
Proceeds from short-term bank loans	5,597,217	5,501,882	1,980,196
Proceeds from long-term bank loans	415,841	117,650	-
Repayments of short-term bank loans	(4,366,328)	(2,595,228)	(681,588)
Repayments of long-term bank loans	(117,822)	-	-
Net cash provided by financing activities	$5,716,615	$3,074,304	$4,958,361

Effect of exchange rate changes on cash	(33,246)	(839)	88,167

Net increase in cash and cash equivalents	364,471	64,955	561,286
Cash and cash equivalents at beginning of the year	658,154	593,199	31,913
Cash and cash equivalents at the end of the year	$1,022,625	$658,154	$593,199

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	$-	$3,058	3,773
Income taxes refund			4,702
Interest paid	183,156	120,602	52,740

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Addition of right-of-use assets	$72,220	$56,085	$-

The accompanying notes are an integral part of these consolidated financial statements.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

STAK Inc. (“STAK”) was incorporated as an exempted holding company under the laws of Cayman Islands on May 9, 2023. STAK does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiary of such entity. STAK and its subsidiaries are hereinafter collectively referred to as “the Company”. The Company is engaged in the design, production and sales of oilfield specific vehicles and related vehicles components, and provides automatic solution for oilfield specific vehicles in PRC.

Reorganization

In preparation for its initial public offering, the Company completed a reorganization on September 19, 2023 (the “Reorganization”), which involved the following steps:

●	on May 9, 2023, STAK was established under the laws of Cayman Islands, and is controlled by Mr. Chuanbo Jiang;

●	on May 15, 2023, STAK Holdings Limited (“STAK HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of STAK;

●	on August 4, 2023, STAK (Changzhou) Intelligent Technology Co., Ltd. (“STAK Changzhou” or “WFOE”) was established as a wholly-owned subsidiary of STAK HK in the PRC; and

●	on September 19, 2023, WFOE acquired 100% equity interest of YLAN Technology (Changzhou) Co., Ltd. (“YLAN”).

On September 19, 2023, WFOE and the shareholders of YLAN entered into a share purchase agreement to purchase 100% equity shares of YLAN. Immediately before and after the Reorganization, Mr. Chuanbo Jiang controls over 50% of equity interest of these entities, and the Reorganization has been treated as a corporate restructuring of entities under common control. Thus, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities are presented on a consolidated basis for all periods to which such entities were under common control. The results of these subsidiaries are included in the financial statements for both years ended June 30, 2024 and 2023. The discussion and presentation of financial statements herein assumes the completion of the Reorganization, which is accounted for retroactively as if it occurred on July 1, 2021 in accordance with ASC805-50-45-5, and the equity has been restated to reflect the change, as well.

On May 20, 2024, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 40,000,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 10,000,000 of par value of $0.001 per share. All share and per share data in the consolidated financial statements have been retroactively adjusted to reflect the surrender as if it has occurred at the beginning of the earliest period presented.

The consolidated financial statements reflect the activities of STAK and each of the following entities as of June 30, 2025.

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal Activities
STAK Holdings Limited (“STAK HK”)	May 15, 2023	Hong Kong	100%	Holding company
STAK (Changzhou) Intelligent Technology Co., Ltd. (“STAK Changzhou” or “WFOE”)	August 4, 2023	PRC	100%	Holding company
YLAN Technology (Changzhou) Co., Ltd. (“YLAN”)	June 18, 2020	PRC	100%	design, production and sales of oilfield-specialized production and maintenance equipment, and provide automatic solution for them
Changzhou Zhongshan Intelligent Equipment Co., Ltd. (“Zhongshan Co”)	April 8, 2022	PRC	100%	design, collaborate production and sales of specialized oilfield vehicles

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of STAK, and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, estimates and judgments applied in determination of provision for doubtful accounts, lower of cost and net realizable value of inventories, impairment losses for long-lived assets, valuation allowance for deferred tax assets and uncertain tax position. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

(c) Fair value measurement

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These tiers include:

Level 1—defined as observable inputs such as quoted prices in active markets;

Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3—defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, accounts receivable, other current assets, amount due from and due to a related party, short-term borrowings, accounts payable and other current liabilities.

(d) Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiary located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of operations and comprehensive (loss) income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The consolidated balance sheets amounts, with the exception of equity, on June 30, 2025 and 2024 were translated at RMB7.1636 to $1.00 and RMB7.2672 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive (loss) income and cash flows for the years ended June 30, 2025, 2024 and 2023 were RMB7.2143 to $1.00, RMB7.2248 to $1.00 and RMB6.9536 to $1.00, respectively.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Cash and cash equivalents

Cash and cash equivalents mainly consist of cash held in banks.

(f) Accounts receivable

Accounts receivable are stated at the original amount less an allowance for credit losses. Accounts receivable, net are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional.

On July 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual credit losses. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

The Company accounts for transfers of accounts receivable as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s continuing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in “Loss from sale of accounts receivable” in the consolidated statements of operations and comprehensive (loss) income. Assets obtained in connection with transfers reported as sales are initially recognized in the consolidated balance sheets at fair value.

(g) Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the consolidated statements of operations and comprehensive (loss) income.

(h) Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any impairment. Depreciation is calculated over the asset’s estimated useful life, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter. Estimated useful lives are as follows:

Categories	Estimates of useful lives	Estimates of residual values
Office equipment	3 years	5%
Machinery and equipment	10 years	5%
Transportation equipment	10 years	5%

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Property and equipment – continued

The Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

The cost of maintenance and repair is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

The Company constructs certain of its property including recodifications and improvement of its office buildings. Depreciation is recorded at the time assets are ready for the intended use.

Gains and losses on sale of property and equipment are determined by comparing the proceeds with the carrying amount and are recognized as “Loss from sale of property and equipment” in the consolidated statements of operations and comprehensive (loss) income.

(i) Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The term for the purchased invention patents is 20 years from the date of filing, the estimated useful life of these purchased patents, ranging from 14 to 17 years, are determined on shorter of the remaining legal period and anticipated economic life. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patents	14-17 years

(j) Deferred offering costs

Deferred offering costs are expenses directly related to the Company’s initial public offering (“IPO”). The deferred offering costs were offset against the IPO proceeds and reclassified to additional paid-in capital upon completion of the IPO in February 2025.

(k) Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets or asset group with determinable useful lives whenever events or changes in circumstances indicate that an asset or a group of assets’ carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. The carrying amount of the long-lived asset or asset group is not recoverable when the sum of the undiscounted expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset group, when the market prices are not readily available. The adjusted carrying amount of the assets becomes new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The impairment test is performed at the asset group level. The Company did not record any impairment charge for the years ended June 30, 2025, 2024 and 2023.

(l) Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers with a date of the initial application of July 1, 2021 using the modified retrospective method.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue recognition – continued

The Company generates revenues primarily from sales of specialized oilfield vehicles, sales of specialized oilfield equipment, automation solutions service and others. In accordance with Revenue from Contracts with Customers (“ASC 606”), revenues from contracts with customers are recognized when or as the control of the services or goods is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services net of business tax and value added tax. Revenue recognition policies for each type of revenue stream are as follows:

Sales of specialized oilfield vehicles and specialized oilfield equipment

The Company sells products of specialized oilfield equipment and specialized oilfield vehicles. Among which the equipment and components of specialized oilfield vehicles are designed and manufactured by the Company; the vehicles are outsourced to qualified specialized vehicle manufacturing companies for integration and production of the Company’s produced core equipment and components. The Company generates revenues from sales of specialized oilfield vehicles and specialized oilfield equipment through contracts with customers. The Company identifies only one performance obligation to provide customers with the specific vehicle or equipment at a fixed price stated in the contracts.

The Company provides standard manufacturer’s warranty promise to general repairs on delivered specialized oilfield vehicles or specialized oilfield equipment if it does not perform as expected. The Company considers the warranty it provided not as an incremental service to customers, but rather an assurance of the product’s quality. Therefore, it is an assurance-type warrant, not a separate performance obligation, and should be accounted for in accordance with ASC 460, Guarantees. Because the Company has not experienced any claim for products, the Company does not recognize assurance-type warranty liability bases on the best estimation. The Company regularly reevaluates the estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

The revenue is recognized at a point in time upon the controls of the promised products are transferred to the customers. This occurs when the customers either pick up the products themselves or when the products are delivered to the customers’ designated place and accepted by them. Payment terms for product sales are generally 6 months after the control of products is transferred to the customers. The Company is deemed as the principal, recognizing revenue on a gross basis as the Company is primarily responsible for fulfilling the contract, bears the inventory risk as the processed specialized oilfield vehicles and equipment are stored in the Company’s warehouse before sales and it has the controls and ownership over the products, and has the discretion in establishing the sales price.

Service income from automation solutions

The Company provides corporate customers with automation solutions services, with multiple promises in the service contract, including software development, training, debugging, and other services for oilfield-specialized production and maintenance equipment. The software development, training, debugging, and other services are provided to customers prior to their acceptance of the developed software or function, and are not distinct because they are highly interdependent and interrelated with one another, integrated together as inputs to provide an combined output, that is to provide a well-developed software or function to corporate customers.

Therefore, the Company identifies only one performance obligation to provide corporate customers with the automation solutions services at a fixed price stated in the contracts. Corporate customers would not receive and consume the benefits before the delivery of the developed software or function. Both the corporate customers and the Company have the unilateral right to terminate the contract at any time with compensation, which would be further agreed by each party upon termination if any. In addition, the Company would control the source code and script of the software or function and would not have the enforceable right to the payment until the delivery of the developed software or function, therefore, the revenue is recognized at a point in time upon the corporate customers’ acceptance of the developed software or function. Payment terms are generally set at 6 months after the completion of the service. The Company is deemed as the principal, recognizing revenue on a gross basis as the Company is primarily responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price.

Others

Other revenue primarily derives from sales of parts and materials, such as integrated circuits, box iron and backlight panels, etc. Payment terms for sales of parts and materials are generally 4 months after the control of products is transferred to the customers. The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. Generally, the Company is deemed as the principal when it is primarily responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price, and revenue is recognized on a gross basis. The Company is acting as the agent if it is not primarily responsible for fulfilling the contract, does not bear the inventory risk, and does not have the discretion in establishing the sales price, and revenue is recognize on a net basis. The Company recognizes revenue from sales of parts and materials at a point in time upon the customer’s acceptance of the parts and materials.

For all the revenue streams, the contract payment is not subject to any refund, sales incentives, cancellation or termination provision. Nor has the Company makes such payments.

The following table disaggregates the Company’s revenues by product line for the years ended June 30, 2025, 2024 and 2023:

	For the Years Ended June 30,
	2025	2024	2023
Sales of specialized oilfield equipment	$11,952,061	$8,877,804	$13,919,600
Sales of specialized oilfield vehicles	10,909,211	5,406,586	6,361,812
Service income from automation solutions	1,762,092	1,763,018	271,462
Others	291,254	2,871,439	593,589
Net revenues	$24,914,618	$18,918,847	$21,146,463

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue recognition - continued

Contract Balances

Timing of revenue recognition was once the Company has determined that the customer has obtained control over the product. Accounts receivable represent revenues recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has an unconditional right to the payment.

Deferred revenue primarily represents the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration. The consideration received remains a contractual liability until goods or services have been provided to the customer. The amount of revenue recognized for the years ended June 30, 2025, 2024 and 2023 that was previously included in the deferred revenue as of June 30, 2024, 2023 and 2022 was nil, $384,532 and $98,386, respectively.

(m) Cost of revenues

Cost of revenues mainly consists of manufacturing and purchase cost of raw materials, depreciation and other overhead expenses.

(n) Selling and marketing expenses

Selling and marketing expenses mainly consist of commission. Selling and marketing expenses are expensed as incurred.

(o) General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and welfare expenses, (ii) allowance for doubtful accounts and (iii) professional fees.

(p) Research and development expenses

The Company’s research and development (“R&D”) expenses primarily consist of (i) materials in relation to testing materials; and (ii) design and development expenses, which primarily include fees payable to third-party suppliers for designing and testing. The research and development expenses are mainly driven by the stage and scale of our equipment development. The Company follows the guidance in FASB ASC 730-10.

(q) Employee benefits

The Company’s subsidiaries incorporated in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing, and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included in the accompanying consolidated statements of operations and comprehensive (loss) income amounted to $126,894, $112,387 and $103,570 for the years ended June 30, 2025, 2024 and 2023, respectively.

(r) Government subsidies

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company, receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances.

Government subsidies are recognized as other income upon receipt as further performance by the Company is not required.

(s) Share-based compensation

The Company has granted share-based awards in the form of share options to certain consultants and management. The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, share-based awards granted are measured at the grant date fair value of the awards and recognized as expenses at grant date with no performance conditions and exercise prices. The fair value of shares is determined based on the market price of ordinary shares on the grant date.

(t) Warrants

The accounting treatment of warrants issued is determined pursuant to the guidance provided by ASC 470, Debt (“ASC 470”), ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

(u) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss) income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive (loss) income. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended June 30, 2025, 2024 and 2023. As of June 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenues generated from sales of products and revenues earned for services. The Company records revenues net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The applicable PRC VAT rates are 13% for selling products and 6% for service income for the years ended June 30, 2025, 2024 and 2023.

(w) Comprehensive (loss) income

Comprehensive (loss) income includes all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive (loss) income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. For the years presented, comprehensive (loss) income includes net (loss) income and the foreign currency translation changes.

(x) Segment

In accordance with ASC 280-10, Segment Reporting, the Company’s chief operating decision maker (“CODM”), identified as the Company’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(y) Operating lease

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”) as of July 1, 2021, using the non-comparative transition option pursuant to ASU 2018-11. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases and (iii) did not require the Company to reassess initial direct costs for any existing leases. Therefore, the Company did not consider its existing land use right that was not previously accounted for as leases under Topic 840. For all operating leases except for short-term leases, the Company recognized operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less were short-term leases and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Company’s lease agreements contained renewal options; however, the Company did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Company was reasonably certain of renewing the lease at inception or when a triggering event occurred. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

(z) Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Commitments and contingencies- continued

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(aa) Recently adopted accounting standards pronouncements

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard since June 30, 2024, which did not have a material impact on the consolidated financial statements but resulted in certain additional disclosures as required by the revised ASU.

(bb) Recently issued accounting standards pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for the Group beginning December 15, 2026, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net was summarized as follows:

	As of June 30,
	2025	2024
Accounts receivable	$2,032,306	$3,578,741
Less: provision for credit losses	(43,521)	(93,218)
Accounts receivable, net	$1,988,785	$3,485,523

The changes in the provision for credit losses were as follows:

	For the Years Ended June 30,
	2025	2024	2023
Balance at beginning of the year	$93,218	$97,526	$4,974
Additions (reversal)	445,389	(4,118)	96,910
Reversal from sale of accounts receivable	(496,075)	-	-
Foreign exchange effect	989	(190)	(4,358)
Balance at the end of the year	$43,521	$93,218	$97,526

For the year ended June 30, 2025, the Company recognized credit loss of $445,389 and reversed credit loss of $496,075 from sale of accounts receivable. For the year ended June 30, 2024, the Company reversed credit loss of $4,118. For the year ended June 30, 2023, the Company recognized credit loss of $96,910.

In 2025, the Company sold accounts receivable which having an aggregate gross amount of $2.6 million and provision for credit losses totaling $0.5 million to a third party in exchange for cash proceeds of $1.0 million. Due to the financial distress of the third party, the Company has assessed that the likelihood of full recovery of the consideration was remote. As of issuance date, the Company has already received cash of $135,000, and the remaining proceeds will be collected before December 10, 2025. Loss incurred on the sale was $1.1 million and was reported as loss from sale of accounts receivable in the consolidated statements of operations and comprehensive (loss) income.

As of issuance date of consolidated financial statements, the Company has collected $1.5 million of its outstanding balance as of June 30, 2025.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 4 - INVENTORIES, NET

Inventories, net were summarized as follows:

	As of June 30,
	2025	2024
Parts and materials	$13,820,398	$7,915,528
Goods in transit	1,765,424	-
Finished goods	1,432,395	366,715
Inventories, net	$17,018,217	$8,282,243

For the years ended June 30, 2025, 2024 and 2023, the Company did not recognize any impairment loss for slow-moving inventory with cost lower than net realizable value.

NOTE 5 - PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consisted of the following:

	As of June 30,
	2025	2024
Loan to third parties (i)	$988,581	$598,580
Sale of accounts receivable (ii)	865,000	-
Sale of property and equipment (iii)	550,000	-
Escrow fund (iv)	400,000	-
Deductible input VAT	50,433	72,641
Prepaid expenses	3,505	21,694
Others	1,813	2,029
Less: allowances for credit losses	(75,490)	(14,448)
Prepayment and other current assets, net	$2,783,842	$680,496

(i)	Loans to third parties are used for their capital turnover. As of the issuance date, the Company has not yet received the outstanding consideration, the remaining consideration should be collected before May 15, 2026.

(ii)	On June 10, 2025, the Company entered into an agreement with another third-party company to transfer all rights to the accounts receivable with totaled gross amount of $2.6 million and allowance of credit losses of $0.5 million in exchange for a cash consideration of $1.0 million. As of the issuance date, the Company has not yet received the outstanding consideration, the remaining consideration should be collected before December 10, 2025.

(iii)	In May 2025, the Company entered into an agreement with a third-party individual to sale part of its property and equipment with total consideration of $0.6 million. These property and equipment have gross amount and accumulated depreciation of $3.0 million and $0.9 million, respectively. As of the issuance date, the Company has collected the outstanding consideration of $0.4 million, the remaining consideration should be collected before November 6, 2025.

(iv)	On Feb 25, 2025, the Company entered into a certain escrow agreement with Nason, Yeager, Gerson, Harris & Fumero, P.A. who act as the escrow agent pursuant to which the Company agreed to deposit the aggregated amount of $400,000 upon closing of Initial public Offering. The escrow fund will be released on Feb 25, 2026.

For the years ended June 30, 2025, the Company recognized credit loss of $60,406 and for the years ended June 30, 2024 and 2023, the Company reversed credit loss of $13,390 and $4,552, respectively.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2025	2024
Machinery and equipment	$372,578	$3,370,486
Transportation equipment	73,069	13,898
Office equipment	22,290	18,929
Total	467,937	3,403,313
Less: accumulated depreciation	(174,914)	(820,600)
Property and equipment, net	$293,023	$2,582,713

Depreciation expenses for the years ended June 30, 2025, 2024 and 2023 were $284,125, $328,563 and $322,737, respectively. The Company did not recognize any impairment loss for the years ended June 30, 2025, 2024 and 2023.

In May 2025, the Company sold a batch of property and equipment to a third party that could not be relocated due to the relocation of its production facility. These property and equipment have gross amount and accumulated depreciation of $3.0 million and $0.9 million, respectively. As of June 30, 2025, the Company has derecognized the carrying amount of the aforementioned assets of $2.1 million in exchange for cash consideration of $0.6 million, which resulting in a $1.5 million loss from sale of property and equipment in the consolidated statements of operations and comprehensive (loss) income.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of June 30,
	2025	2024
Patents	$2,076,632	$70,178
Less: accumulated depreciation	(53,714)	(7,937)
Intangible assets, net	$2,022,918	$62,241

On Jan 24, 2025, the Company acquired certain new energy and intelligent technologies that are presently integrated into production of oilfield vehicles and equipment. These intangible assets were purchased with a total consideration of $2,000,000 and were amortized on a straight-line basis.

Amortization expense were $45,341, $5,042 and $3,056 for the years ended June 30, 2025, 2024 and 2023, respectively. Future estimated amortization expenses of patents are as follows:

For the years ended June 30,	Amount
2026	$135,577
2027	135,577
2028	135,577
2029	135,577
2030	135,577
Thereafter	1,345,033
Total	$2,022,918

The Company has pledged its intellectual property, with original valued at RMB510,000 (approximately $71,193), as collateral for the loan. Refer to Note 9 for details.

NOTE 8 - OTHER ASSETS

As of June 30, 2025, other assets consisted of prepayment for software usage rights, and joint research and development fees, using straight-line method with amortization periods of 1.7 to 2.5 years and 3 years.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	Annual Interest	Maturity	Guarantee	As of June 30,
	Rate	Date	Information	2025	2024
Bank of Nanjing	3.20%	March 25, 2026	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	$1,393,155	$-
Bank of Communications	2.90%	March 23, 2026	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	837,568	-
Bank of Communications	3.20%	June 5, 2026	YLAN & Mr. Chuanbo Jiang	837,568	-
China Construction Bank (i)	3.95%	July 29, 2025	Intellectual property	697,973	-
Industrial and Commercial Bank of China	3.10%	December 10, 2025	Changzhou Zhongshan Intelligent Equipment Co., Ltd. & Mr. Chuanbo Jiang	697,973	-
Bank of Nanjing (ii)	3.80%	September 12, 2025	Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	614,216
Bank of Suzhou	From 3.30% to 3.70%	From January 6, 2026 to May 8, 2026	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	558,378	-
Bank of Nanjing	3.80%	From September 14, 2024 to March 26, 2025	Jiangsu Wujin Credit Financing Guarantee Co., Ltd.& Taizhou Guoxin Financing Guarantee Co., Ltd.& Mr. Chuanbo Jiang	-	1,926,464
Bank of Communications	3.65%	March 20, 2025	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd.& Mr. Chuanbo Jiang	-	825,627
China Construction Bank	3.95%	July 20, 2024	Intellectual Property	-	550,418
Bank of Jiangsu	4.00%	July 19, 2024	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	-	412,814
Bank of Suzhou	3.70%	April 15, 2025	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd.	-	412,814
Jiangnan Rural Commercial Bank	3.95%	November 10, 2024	Changzhou Zhongshan Intelligent Equipment Co., Ltd.& Mr. Chuanbo Jiang	-	206,407
Total				$5,636,831	$4,334,544

(i)	The principal of the borrowing is RMB5,000,000 (approximately $697,973). Subsequently in July 2025, the Company repaid RMB50,000 (approximately $6,980) and reborrowed RMB4,950,000 (approximately $690,993) in total of the borrowing.

(ii)	The principal of the borrowing is RMB4,400,000 (approximately $614,216). Subsequently in September 2025, the Company repaid this loan and reborrowed.

Interest expenses for the years ended June 30, 2025, 2024 and 2023 were $183,156, $120,602 and $52,740, respectively.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2025	2024
VAT payable	$443,833	$671,867
Payroll payable	355,182	308,707
Accrued expenses	274,732	273,697
Others	42,267	38,972
Total	$1,116,014	$1,293,243

NOTE 11 - LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:

	Annual Interest	Maturity	Guarantee	As of June 30,
	Rate	date	Information	2025	2024
Bank of Jiangsu	3.75%	From July 1, 2026 to July 2, 2026	Mr. Chuanbo Jiang	$418,784	$-
WeBank Co., Ltd. (i)	10.30%	From January 25, 2026 to February 25, 2026	Mr. Chuanbo Jiang	-	116,964
Total				$418,784	$116,964

(i)	The borrowing were repaid ahead of schedule in August and September 2024.

NOTE 12 - SHARE-BASED COMPENSATION

On March 21, 2025, the Board of Directors of the Company announced the 2025 Share Incentive Plan (“the Plan”). On April 22, 2025, an aggregate of 1,800,000 restricted share units (“RSUs”) were granted to certain consultants and management (the “Participants”) under the Plan. These shares were granted with no vesting conditions and exercise prices required. The fair value of shares is based on the closing price of the underlying ordinary shares on grant date.

The following table summarized the Group’s share option activities for the year ended June 30, 2025.

	Number of options	Weighted Average Grant Date Fair Value
		USD
Outstanding as of July 1, 2024	-	-
Granted	1,800,000	$2.17
Forfeited	-	-
Vested and exercised	(1,800,000)	2.17
Outstanding as of June 30, 2025	-	$-

Total share-based compensation expenses for these options for the year ended June 30, 2025 were $3,906,000, which was reported as general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income.

NOTE 13 - TAXATION

Cayman Islands

STAK is incorporated in the Cayman Islands. Under the current laws of Cayman Islands, STAK is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first HK$ 2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$ 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiary did not have assessable profits that were derived in Hong Kong for the years ended June 30, 2025, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for the years ended June 30, 2025, 2024 and 2023.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 13 – TAXATION (CONTINUED)

The components of the income tax provision consisted of the following:

	For the Years Ended June 30,
	2025	2024	2023
Current income tax expenses	$-	$619,064	$861,007
Deferred income tax benefits	(269,962)	(342,875)	(145,967)
Total	$(269,962)	$276,189	$715,040

As the main business operations were concentrated in China, PRC statutory income tax rate was applied. The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate were as follows:

	For the Years Ended June 30,
	2025	2024	2023
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates available to different jurisdictions	(22.1)%	-	0.1%
Effect of non-deductible expenses	(0.2)%	0.6%	0.2%
Effect of research and development deduction	1.8%	(15.4)%	(8.2)%
Effective income tax rate	4.5%	10.2%	17.1%

As of June 30, 2025 and 2024, the significant components of the deferred tax assets and deferred tax liabilities were summarized below:

	As of June 30,
	2025	2024
Deferred tax assets
Tax losses carried forward	$710,701	$454,243
Allowance for credit losses	28,139	26,917
Accrued expenses	47,118	34,912
Lease liabilities	18,383	-
Total deferred tax assets	$804,341	$516,072

Deferred tax liability
Right-of-use assets	$(18,641)	$(9,549)
Total deferred tax liability	$(18,641)	$(9,549)

Deferred tax assets, net	$785,700	$506,523

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 13 - TAXATION (CONTINUED)

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of June 30, 2025 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in the PRC, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of June 30, 2025 and 2024, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years. As of June 30, 2025 and 2024, the Company had net operating loss carryforwards of approximately $2,834,297 and $1,788,722 for entities incorporated in PRC mainland, respectively. As of June 30, 2025, the net operating loss carryforwards from PRC will expire, if unused, from 2027 to 2030.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 14 - LEASES

The Company leases offices, equipment and facility space under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheets.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Company’s consolidated statements of operations and comprehensive (loss) income was as follows:

	For the Years Ended June 30,
	2025	2024	2023
Operating leases cost excluding short-term rental expense	$36,150	$31,725	$40,466
Short-term rental expense	66,294	2,284	506
Total	$102,444	$34,009	$40,972

A summary of supplemental information related to operating leases was as follows:

	As of June 30,
	2025	2024
Weighted average remaining lease term (years)	1.50	2.00
Weighted average discount rate	3.60%	3.85%

Future minimum lease payments for operating leases as of June 30, 2025 are as follows:

For the fiscal year ended June 30,	Amount
2026	$73,750
Total lease payments	73,750
Less: imputed interest	220
Total operating lease liabilities, net of interest	$73,530

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

NOTE 15 - EQUITY

Ordinary shares

STAK was established under the laws of Cayman Islands on May 9, 2023. The authorized number of Ordinary Shares was originally 50,000 with par value of $1 per share. The Company issued 50,000 shares to the shareholders at par value of $1 per share in May 2023.

On May 20, 2024, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 40,000,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 10,000,000 of par value of $0.001 per share.

On February 27, 2025 and March 5, 2025, the Company closed its initial public offering (“IPO”) and the sale of the over-allotment shares. The Company issued and sold 1,410,349 Ordinary Shares, including 160,349 Ordinary Shares of the over-allotment shares, at $4.00 per share, for net proceeds of approximately $4.2 million, after (i) deducting underwriting discounts and other related expenses and (ii) reimbursements made to PRC subsidiaries for expenses advanced from them in connection with the Company’s IPO.

On February 25, 2025, the Company issued warrant to underwriter to purchase such number of ordinary shares equals to 5% of the total amount of the Company’s ordinary shares and over-allotment shares issued in IPO, at $4.80 per share. The warrant shall be exercisable within 5 years from the closing date of the Company’s IPO. As of the date of this annual report, 70,517 ordinary shares were reserved and no shares were exercised.

The summary of warrant activities for the year ended June 30, 2025 was as follows, no activities existed for the years ended June 30, 2024.

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years
Warrants Outstanding as of June 30, 2024	-	$-	-
Warrants Exercisable as of June 30, 2024	-	-	-
Warrant Granted	70,517	4.80	4.66
Warrant Exercised	-	-	-
Warrant Expired	-	-	-

Warrants Outstanding as of June 30, 2025	70,517	4.80	4.66
Warrants Exercisable as of June 30, 2025	70,517	$4.80	4.66

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

On May 10, 2025, the Company issued and granted 1,800,000 ordinary shares through share incentive plan. Refer to Note 12 for details.

On June 13, 2025, the Company’s authorized share capital was increased (the “Increase of Authorized Share Capital”), and re-designated and re-classified from US$50,000 divided into 50,000,000 ordinary shares of par value USD0.001 each to US$100,000 divided into (a) 75,000,000 Class A Ordinary Shares of par value US$0.001 each, with each Class A Ordinary Share entitled to one vote, and (b) 25,000,000 Class B Ordinary Shares of par value US$0.001 each, with each Class B Ordinary Share entitled to 30 votes (the “Share Capital Reorganization”); and (ii) the Company repurchased 7,700,000 and 1,500,000 Class A Ordinary Shares from two shareholders, Lanying Capital Limited and MT. Yang Holding Ltd, respectively, and issued a corresponding number of Class B Ordinary Shares to such shareholders (the “Share Repurchase and Issue,” and together with the Increase of Authorized Share Capital and the Share Capital Reorganization, the “Dual Class Restructuring”).

NOTE 15 - EQUITY (CONTINUED)

Statutory reserve and restricted net assets

A significant portion of the Company’s operations are conducted through its PRC subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserve. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the shareholders. Paid-in capital of the subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the consolidated net assets were $5,035,159 and $4,881,919 as of June 30, 2025 and 2024, respectively.

NOTE 16 - CONCENTRATIONS

(a)	Concentration of customers

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended June 30, 2025, 2024 and 2023.

	For the Years Ended June 30,
Percentage of the Company’s revenues	2025	2024	2023
Customer A	36%	29%	*
Customer B	13%	14%	*
Customer C	13%	*	*
Customer D	*	24%	31%
Customer H	*	*	16%
Customer I	*	*	13%
Total	62%	67%	60%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of June 30, 2025 and 2024.

	As of June 30,
Percentage of the Company’s accounts receivable	2025	2024
Customer E	44%	*
Customer F	19%	*
Customer G	16%	*
Customer D	*	85%
Total	79%	85%

*	Indicates below 10%.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 16 - CONCENTRATIONS (CONTINUED)

(b)	Concentration of suppliers

For the years ended June 30, 2025, 2024 and 2023, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	For the Years Ended June 30,
Percentage of the Company’s purchase	2025	2024	2023
Supplier A	28%	*	*
Supplier B	17%	*	*
Supplier C	16%	*	*
Supplier D	14%	39%	*
Supplier E	*	11%	*
Supplier J	*	*	16%
Supplier K	*	*	11%
Supplier L	*	*	10%
Total	75%	50%	37%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of June 30, 2025 and 2024.

	As of June 30,
Percentage of the Company’s accounts payable	2025	2024
Supplier A	73%	*
Supplier F	*	46%
Supplier G	*	17%
Supplier H	*	14%
Supplier I	*	10%
Total	73%	87%

*	Indicates below 10%.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2025 and 2024, the Company had no material purchase commitments, significant capital commitments, long-term obligations or guarantees.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there was no material pending or threatened claims and litigation as of the issuance date of these consolidated financial statements.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company:

Name of related party:	Relationship with the Company
Mr. Chuanbo Jiang	CEO, director and a shareholder of the Company
Ms. Huyun Gao	A shareholder of the Company

The following table presents amounts due from a related party as of June 30, 2025 and 2024.

	As of June 30,
	2025	2024
Mr. Chuanbo Jiang (i)	$87,472	$133,482
Total	$87,472	$133,482

(i)	The balance mainly represents due on demand advances made to a related party for the Company’s daily operational purposes.

The following table presents amounts due to a related party as of June 30, 2025 and 2024.

	As of June 30,
	2025	2024
Mr. Huyun Gao (i)	$30,222	$42,487
Total	$30,222	$42,487

(i)	The balance represented advances from a related party for the Company’s daily operations with no fixed term of repayment and interest.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

For the years ended June 30, 2025, 2024 and 2023, the Company had the following related party transactions.

	For the Years Ended June 30,
	2025	2024	2023
Shareholder contribution
Mr. Chuanbo Jiang	$-	$38,500	$2,804,556
Ms. Huyun Gao	-	7,500	553,652
Mr. Huailiang Xu	-	2,000	168,516
Mr. Haoyu Xiong	-	1,500	126,134
Mr. Cheukyin Tai	-	500	6,895

NOTE 19 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s operating subsidiaries to pay dividends may be restricted due to the restriction of paid in capital, additional paid in capital and statutory surplus reserves of the Company under PRC laws and regulations.

The condensed financial information of the parent company, STAK, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

STAK and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of STAK’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. STAK’s share of income and losses from its subsidiaries is reported as earnings from subsidiaries in the accompanying condensed financial information of parent company.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 19 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

	As of June 30,
	2025	2024
Assets
Current assets:
Cash	$25,428	$46,307
Advances to suppliers	135,000	-
Prepayments and other current assets, net	756,585	-
Total current assets	917,013	46,307

Non-current asset:
Investment in subsidiaries	12,405,300	10,534,642
Total non-current asset	12,405,300	10,534,642
Total assets	$13,322,313	$10,580,949

Liabilities
Current liabilities:
Accrued expenses and other current liabilities	$292,528	$-
Amounts due to related parties	130,039	-
Total current liabilities	$422,567	$-

Shareholders’ equity
Ordinary shares (par value of $0.001 per share; 50,000,000 shares authorized; 10,000,000 shares issued and outstanding as of June 30, 2024)	$-	$10,000
Class A ordinary shares (par value of $0.001 per share; 75,000,000 shares authorized; 4,010,349 shares issued and outstanding as of June 30, 2025)	4,010	-
Class B ordinary shares (par value of $0.001 per share; 25,000,000 shares authorized; 9,200,000 shares issued and outstanding as of June 30, 2025)	9,200	-
Additional paid in capital	12,157,104	4,249,517
Retained earnings	997,295	6,709,975
Accumulated other comprehensive loss	(267,863)	(388,543)
Total shareholders’ equity	$12,899,746	$10,580,949
Total liabilities and shareholders’ equity	$13,322,313	$10,580,949

	For the Years Ended June 30,
	2025	2024	2023
Operating (loss) income
Equity (loss) income of subsidiaries	$(424,939)	$2,446,103	$3,460,462
General and administrative expenses	(5,304,727)	(4,832)	-
Total operating (loss) income	(5,729,666)	2,441,271	3,460,462

Foreign exchange gain and interest income	16,986	503	-
Net (loss) income	$(5,712,680)	$2,441,774	$3,460,462

Other comprehensive (loss) income
Foreign currency translation adjustment	120,680	(31,462)	(279,973)
Total comprehensive (loss) income	$(5,592,000)	$2,410,312	$3,180,489

	For the Years Ended June 30,
	2025	2024	2023
Cash flows from operating activities	$(1,581,748)	$(3,710)	$-
Cash flows from investing activities	(2,617,293)	-	-
Cash flows from financing activities	4,187,707	50,000	-
Effect of exchange rate changes	(9,545)	17	-
Net (decrease) increase in cash	(20,879)	46,307	-
Cash at beginning of the year	46,307	-	-
Cash at the end of the year	$25,428	$46,307	$-

NOTE 20 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through November 5, 2025, which was the date of the issuance of the consolidated financial statements, and determined that no events would have material impacts on the consolidated financial statements.

