Form 20-F
period 2026-06-30
STAK Inc.
filed 2026-10-21
CIK 2002453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026.

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

As of June 30, 2026, there were 19,210,349 ordinary shares of par value of US$0.001 each, being the sum of 10,010,349 Class A ordinary shares of par value of US$0.001 each, and 9,200,000 Class B ordinary shares of par value of US$0.001 each.

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

Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“CAGR” refers to compound annual growth rate;

●	“Changzhou Zhongshan” refers to Changzhou Zhongshan Intelligent Equipment Co., Ltd., one of our PRC subsidiaries.

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China;

●	“Class A Ordinary Shares” refer to the Class A ordinary shares of STAK Inc. of par value of US$0.001 each;

●	“Class B Ordinary Shares” refer to the Class B ordinary shares of STAK Inc. of par value of US$0.001 each;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“mainland China” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this annual report;

●	“PRC Subsidiaries” refers to the Company’s subsidiaries incorporated in the mainland China, including STAK (Changzhou) Intelligent Technology Co., Ltd, YLAN Technology (Changzhou) Co., Ltd, and Changzhou Zhongshan Intelligent Equipment Co., Ltd;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Ordinary Shares” refer to the Class A Ordinary Shares and Class B Ordinary Shares of STAK Inc., collectively;

●	“we,” “us,” “our,” the “Company” and the “Group” refer to STAK Inc., a Cayman Islands exempted company, together as a group with its subsidiaries;

●	“U.S. Subsidiary” refers to STAK Vision Energy Inc., the Company’s subsidiary incorporated in the United States;

●	“U.S. dollars,” “dollars,” “USD” or “US$” refers to the legal currency of the United States; and

●	“YLAN” refers to YLAN Technology (Changzhou) Co., Ltd., as an operating entity of STAK Inc. in mainland China.

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

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

Our Company Structure

Our Company, STAK Inc., is a holding company with no material operations of its own. We conduct our operations through our subsidiaries in (i) China, primarily through YLAN, which is engaged in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, and (ii) the United States, namely STAK Vision Energy Inc., which is engaged in the development and commercialization of modular gas-to-electricity power generation systems for AI data centers and other energy-intensive applications. As a result, our ability to pay dividends depends upon dividends paid by our PRC Subsidiaries and U.S. Subsidiary. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. The PRC Subsidiaries didn’t distribute dividends and have made no further plans to pay dividends since such date and do not expect to do so unless and until they have generated sufficient accumulated profits and have met the requirements for statutory reserve funds.

The following diagram illustrates our corporate structure as of the date of this annual report.

OFFSHORE
MT. Yang Holding Ltd
Lanying Capital Ltd
Tradable Shares
7.79%
40.01%
52.20%
STAK Inc.
100%
STAK Group Ltd.
100%
100%
100%
100%
STAK Terra Ltd.
STAK Vision Ltd.
STAK Horizon Ltd.
STAK Matrix Ltd.
100%
60%
100%
100%
STAK Holdings Limited
STAK Vision Energy INC
STAK Horizon Energy Limited
STAK Matrix Energy Limited
100%
100%
STAK INDUSTRY ENERGY LTD
ONSHORE
STAK (Changzhou) Intelligent Technology Co., Ltd
100%
YLAN Technology (Changzhou) Co., Ltd
Shiyan Branch
100%
Changzhou Zhongshan Intelligent Equipment Co., Ltd

STAKINC | 斯塔克工业

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

Cash and Asset Flows Through Our Organization

For the fiscal year ended June 30, 2026, STAK Inc. did not make any capital contributions to the STAK (Changzhou) Intelligent Technology Co., Ltd, or WFOE, through its intermediate holding company. Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between YLAN, our main operating subsidiary, and its subsidiaries. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision) (the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. For the fiscal years ended June 30, 2026 and 2025, no transfers, dividends or distributions from a subsidiary were made to STAK Inc. or other investors. As advised by our PRC counsel, DeHeng Law Offices (Shenzhen), the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.

The Holding Foreign Companies Accountable Act

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before our Ordinary Shares may be prohibited from trading or delisted has been reduced accordingly.

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

Our auditor, HTL International, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL International, LLC is headquartered in Houston, Texas, it is currently subject to inspection by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our subsequent offerings and we cannot assure you whether Nasdaq Capital Market (the “Nasdaq”) or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Risks Related to Our Business and Industry

●	Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

●	We cannot assure you that we will maintain profitability.

●	We operate in a volatile industry where the demand for oil equipment can fluctuate significantly, often in correlation with oil and natural gas prices, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

●	We have a limited operating history and experience in specialized oilfield equipment and integrated solutions, which makes it difficult to evaluate our business. We cannot assure you that the market for our products will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

●	Failure to maintain and enlarge our customer base or strengthen customer engagement may adversely affect our business and results of operations.

●	Failure to maintain the quality of our products and services could have a material and adverse effect on our reputation, financial condition and results of operations.

●	We depend on our cooperation with our suppliers. Our business may be negatively affected if such suppliers do not continue their relationship with us or if their operations fail.

●	We may experience significant liability claims or complaints from customers, litigation and regulatory investigations and proceedings.

●	We are dependent on our top customers. If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

●	Our industry is intensely competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources.

●	We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

●	Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Our Capital Structure

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

●	Our dual class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Risks Related to Doing Business in China

●	Uncertainties and quick changes in the PRC legal system could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	We are subject to the filing procedures with the CSRC in connection with subsequent securities offerings. The approval of or clearance by the CAC and other compliance procedures may be required in connection with subsequent securities offerings, and, if required, we cannot predict whether we will be able to obtain such approval or clearance.

●	We must remit subsequent offerings proceeds to mainland China before they may be used to benefit our business in mainland China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

●	We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our securities.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our subsequent offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

●	We do not hold a special vehicle production permission to produce special vehicles as requested by the Chinese Ministry of Industry and Information Technology. If the government does not allow outsourcing or if our business demand exceeds the outsourcing factory’s capacity in the future, it could severely restrict our growth and adversely affect the value of your investment.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

Risks Related to Ordinary Shares

●	If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Ordinary Shares will be delisted.

●	The market price for the Class A Ordinary Shares may be volatile.

●	Our management team has limited experience managing a public company.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

●	Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

●	We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

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

We accounted $0.4 million net income and $5.7 million net loss for the fiscal years ended June 30, 2026 and 2025, respectively. We may not be able to regain or maintain our level of profitability. We may raise additional working capital if our working capital is not sufficient for our future development. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures may make us continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur losses again in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we cannot assure you that we will maintain operating profits as we continue to expand our business, and otherwise implement our growth initiatives.

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

In early 2020, we started our focus on the production of oilfield-specialized and maintenance equipment, leading to the establishment of YLAN, our operating subsidiary. Since then we have achieved rapid growth in terms of customer base and revenue. For the fiscal years ended June 30, 2026 and 2025, our specialized oilfield equipment revenue accounted for 19.5% and 48.0% of our total revenue, respectively. However, our limited operating history in our services to provide specialized oilfield equipment and integrated solutions may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

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

Our expansion into the modular gas-to-electricity power generation systems business may not be successful.

We are developing modular gas-to-electricity power generation systems primarily based on gas-fired internal combustion engines and generator set technologies, targeting AI data centers and other energy-intensive applications across North America. This business represents a new area of our operations, and we have limited operating history and experience in developing, marketing and commercializing power generation systems for these applications. Our ability to successfully develop and expand this business will depend on various factors, including the development and performance of our systems, customer demand, availability and cost of suitable fuel supplies, applicable regulatory and environmental requirements, financing, supply chain management, and our ability to secure customers and successfully execute projects. In addition, we may incur significant costs in developing and commercializing this business before generating meaningful revenue. We cannot assure you that we will be able to successfully develop or commercialize these systems, obtain sufficient market acceptance, or generate the anticipated revenues or profits from this business.

Our expansion into the modular gas-to-electricity power generation systems business may require substantial capital and other resources.

The development, testing, commercialization and deployment of our modular gas-to-electricity power generation systems may require significant capital expenditures and other resources, including expenditures for product development, equipment, personnel, supply chain management, project execution and sales and marketing. We may need to continue investing substantial financial and other resources in this business before generating meaningful revenue from it. The amount and timing of such investments may be greater than anticipated, and we may not be able to generate sufficient revenues or cash flows from this business to recover our investments. If we are unable to obtain or allocate sufficient capital and other resources, our ability to develop, commercialize and expand this business may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Our modular gas-to-electricity power generation systems are subject to applicable regulatory and environmental requirements, and changes in such requirements or failure to maintain compliance could adversely affect our business.

We have obtained the applicable environmental permits required for our current commercialization activities. However, the operation and further deployment of our modular gas-to-electricity power generation systems may remain subject to ongoing compliance with applicable U.S. Environmental Protection Agency (“EPA”) requirements and state-level environmental regulations, as well as any additional certifications, permits or approvals that may become applicable as our business expands or as regulatory requirements change. We cannot assure you that we will be able to maintain compliance with all applicable requirements or obtain any additional certifications, permits or approvals in a timely manner. Changes in applicable laws or regulations, additional regulatory requirements, or delays or costs associated with maintaining compliance could increase our operating costs or delay or limit the further commercialization and deployment of our systems.

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

We cooperate with various suppliers when conducting our business. We have four and four suppliers who accounted for more than 10% of the Company’s purchase for the years ended June 30, 2026 and 2025, respectively. If we are not able to retain our existing suppliers, the quality of our products and services may decline, which will hinder our business growth. The occurrence of any of these circumstances may significantly hinder our ability to carry out our business operations and increase the customer base we can reach, and may significantly increase our expense and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

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

Maintaining existing customers and developing new customers are essential to our success. We are heavily dependent on our top customers, who are dealers that purchase our products and resell to the downstream end-users, oilfield service companies. For the year ended June 30, 2026, our top three customers contributed approximately 50% to our revenue. We do not maintain long-term agreements with the top customers and the services agreements with the top customers are made on a per-project basis. Therefore, we cannot be certain that our revenues from the top customers will continue.

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

Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of technologies, market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

We believe that the extensive experience of our management team, their industry knowledge, in-depth understanding of the market and well-established relationships with our customers, suppliers and business associates, enable us to assess the market trends and requirements of our customers, as well as to evaluate and manage our customers efficiently. Our future success will depend on the continued involvement, efforts, performance and abilities of our key personnel as a whole. Although we have employment agreements with our key personnel, there can be no assurance that we will be able to retain the services of our key personnel and to continually leverage their leadership skills. If we are unable to retain our key personnel or attract and engage suitable personnel on a timely and commercially viable basis, it may result in the loss of strategic leadership, disruption or delay to our business operations, which could have a material adverse effect on our business, operations and financial conditions.

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

Our business depends on our ability to successfully obtain payment from customers for the amounts they owe us for our products and services. As of June 30, 2026 and 2025, our accounts receivable balance amounted to approximately $2.8 million and $2.0 million, respectively. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

Adverse general economic, business and industry conditions could have a material adverse effect on the Company’s results of operations and cash flow.

The demand for energy, including crude oil, nature gas liquids (“NGL”) and natural gas, is generally linked to broad-based economic activities. If there is a slowdown in economic growth, an economic downturn or recession or other adverse economic or political development in the US, Europe, or Asia, there could be a significant adverse effect on global financial markets and commodity prices. In addition, hostilities in the Middle East and Ukraine and the occurrence or threat of terrorist attacks in the US or other countries could adversely affect the global economy. Global or national health concerns, including the outbreak of pandemic or contagious diseases may adversely affect the Company by (i) reducing global economic activity thereby resulting in lower demand for crude oil, NGL and natural gas, (ii) impairing its supply chain, for example, by limiting the manufacturing of materials or the supply of goods and services used in the Company’s operations, and (iii) affecting the health of its workforce, rendering employees unable to work or travel. These and other factors that affect the demand for crude oil, NGLs and natural gas, and the Company’s business and industry, could ultimately have an adverse impact on the Company’s results of operations and cash flows.

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

As of June 30, 2026, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

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

Our directors and officers currently own an aggregate of approximately 96.5% of the total voting power.

Currently, our directors and officers collectively own an aggregate of approximately 96.5% of the total voting power. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value thereof.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Chuanbo Jiang, our CEO and Chairman of the board, is beneficially own 83.7% of our issued and outstanding Class B Ordinary Shares, representing approximately 80.8% of the total voting power.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. No member (other than a director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or as authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of the rights to vote at such general meeting, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 clear days is required for the convening of our general meetings. A quorum required for a general meeting is one or more holders holding shares that represent not less than one-third of the issued and outstanding shares of the Company carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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

As of the date of this annual report, Mr. Chuanbo Jiang, our CEO and Chairman of the board, and Ms. Huyun Gao, our COO, collectively beneficially owned all of our issued and outstanding Class B Ordinary Shares, which will constitute approximately 96.5% of the total voting power. As a result of this dual class share structure and the concentration of control, as of the date of this annual report, Mr. Chuanbo Jiang and Ms. Huyun Gao have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 96.5% of the total voting power as of the date of this annual report. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This voting structure will also limit your ability to influence corporate matters and could discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

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

We are subject to the filing procedures with the CSRC in connection with subsequent securities offerings. The approval of or clearance by the CAC and other compliance procedures may be required in connection with subsequent securities offerings, and, if required, we cannot predict whether we will be able to obtain such approval or clearance.

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

We conduct substantially all of our historical operations in mainland China, and substantially all of our operating assets are located in mainland China. In addition, our current officers reside within mainland China and are PRC nationals. As a result, it may be difficult or impossible for investors to effect service of process on us inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Risks Related to Ordinary Shares

If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Ordinary Shares will be delisted.

On October 15, 2025, we received a notice from the Nasdaq Stock Market LLC, stating that our ordinary shares fail to comply with the minimum bid price requirement for continued listing on Nasdaq in accordance with Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the ordinary shares for the 30 consecutive business days prior to the date of the notice, and we were given an initial compliance period of 180 calendar days, or until April 13, 2026, to regain compliance. On April 13, 2026, we received another notification letter from the Nasdaq Stock Market LLC confirming that we had regained compliance. For the last 10 consecutive business days, from March 27, 2026 through April 10, 2026, the closing bid price of our Class A Ordinary Shares had been above $1.00 per share. Accordingly, we have regained compliance and our ordinary shares are no longer subject to delisting.

There can be no assurance that we will be able to maintain compliance with the minimum bid price requirement or other applicable Nasdaq continued listing standards in the future. If our Class A Ordinary Shares are delisted from Nasdaq and we are unable to list our securities on another national securities exchange, trading of our Class A Ordinary Shares would likely occur on an over-the-counter market. In such event, liquidity for our securities could be materially reduced, price volatility could increase, and it could become more difficult for investors to sell their shares or obtain accurate market quotations, any of which could adversely affect the market price of our Class A Ordinary Shares and our ability to raise capital.

The market price for our Class A Ordinary Shares may be volatile.

The trading prices of our Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in mainland China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

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

The trading market for the Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A Ordinary Shares to decline.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. In addition, if we issue additional Class A Ordinary Shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ordinary shares. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

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

As of the date of this annual report, our directors and officers collectively own an aggregate of 96.5% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in this annual report and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements.

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

Upon completion of our initial public offering, we became a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

With the growth of our business and in order to facilitate international capital raising, we underwent an offshore reorganization in 2023. In May 2023, STAK Inc. was incorporated in the Cayman Islands as our offshore holding company. Shortly after its incorporation, STAK Inc. incorporated a wholly-owned subsidiary in Hong Kong, namely, STAK Holdings Limited, or STAK HK. In August 2023, STAK HK established STAK (Changzhou) Intelligent Technology Co., Ltd, or WFOE, as a wholly foreign owned entity in the PRC. WFOE acquired 100% equity interest in YLAN in September 2023, and STAK Inc. became the ultimate holding company of our operating subsidiaries, YLAN and Changzhou Zhongshan, a wholly-owned subsidiary of YLAN, which was established in April 2022 in mainland China. YLAN also established two registered branch offices for its operations in Shiyan, Hubei Province and Guiyang, Guizhou Province in September 2024 and January 2025, respectively. The Guiyang branch office was subsequently deregistered due to adjustments to our business operations.

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

On June 5, 2025, the Company by way of resolution of shareholders passed at the extraordinary general meeting of the Company (i) re-designated and re-classified 37,500,000 ordinary shares as 37,500,000 Class A Ordinary Shares of par value of US$0.001 each, cancelled 12,500,000 ordinary shares and created a new share class of 12,500,000 Class B Ordinary Shares of par value US$0.001 each; (ii) immediately after such implementation of dual class structure, increased the Company’s authorized share capital to US$100,000 divided into (a) 75,000,000 Class A Ordinary Shares of a par value of US$0.001 each and (b) 25,000,000 Class B Ordinary Shares of par value of US$0.001 each, by creation of an additional 37,500,000 Class A Ordinary Shares and 12,500,000 Class B Ordinary Shares; (iii) immediately after such implementation of dual class structure and the increase of authorized share capital, adopted the second amended and restated memorandum and articles of association of the Company to reflect the changes of the authorized share capital and the rights of Class B Ordinary Shares; and (iv) subject to such implementation of dual class structure, the increase of authorized share capital and the effectiveness of the second amended and restated memorandum and articles of association, approved that repurchase of certain Class A Ordinary Shares held by certain shareholders and issuance of Class B Ordinary Shares thereto. Subsequently, the Company repurchased 7,700,000 and 1,500,000 Class A Ordinary Shares from two shareholders, Lanying Capital Limited and MT. Yang Holding Ltd, respectively, and issued a corresponding number of Class B Ordinary Shares to such shareholders.

On January 8, 2026, the Company closed a registered direct offering of 6,000,000 units (the “Units”) at a public offering price of US$0.38 per Unit, for aggregate gross process of approximately US$2.3 million. Each Unit consists of (i) one Class A Ordinary Share of par value of $0.001 per share, and (ii) one and one-half warrants (each, a “Warrant”), each whole warrant to purchase one Class A Ordinary Share. A total of 6,000,000 Class A Ordinary Shares were issued as part of the Units, and up to 9,000,000 Class A Ordinary Shares may be issued upon the exercise of the Warrants. The Warrants have a three-year term and are exercisable beginning on the second anniversary of issuance, subject to adjustment in accordance with the terms of the Warrant and applicable laws, at an initial exercise price equal to 120% of the public offering price of the Units (US$0.46 per share).

As our business continued to expand, we further reorganized our offshore corporate structure in 2026. In June 2026, STAK Inc. established STAK Group Ltd. as its wholly-owned subsidiary in the British Virgin Islands, or BVI. From June to September 2026, STAK Group Ltd. established STAK Vision Ltd., STAK Horizon Ltd., STAK Matrix Ltd. and STAK Terra Ltd., each as its wholly-owned subsidiary in the BVI. In September 2026, STAK Vision Ltd. established STAK Vision Energy Inc., a joint venture in Delaware, the United States, in which STAK Vision Ltd. holds a 60% equity interest. In September 2026, STAK Vision Energy Inc. established STAK Industry Energy Ltd. as its wholly-owned subsidiary in Texas, the United States. In September 2026, STAK Horizon Ltd. established STAK Horizon Energy Ltd. as its wholly-owned subsidiary in Hong Kong, and STAK Matrix Ltd. established STAK Matrix Energy Ltd. as its wholly-owned subsidiary in Hong Kong in the same month.

On October 9, 2026, our shareholders passed resolutions at an extraordinary general meeting approving: (i) an increase in the voting rights attached to each Class B Ordinary Share from thirty (30) votes to one hundred (100) votes per share; (ii) a reduction in the par value of each issued Class A Ordinary Share and Class B Ordinary Share from US$0.001 to US$0.0000001, a subdivision of each authorized but unissued Class A Ordinary Share and Class B Ordinary Share into 10,000 shares of the corresponding class, and the cancellation of certain excess authorized but unissued shares, such that, upon effectiveness of the foregoing, the authorized share capital of the Company would be US$10 divided into 75,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, each with a par value of US$0.0000001; (iii) an increase in the authorized share capital of the Company from US$10 to US$100,000, divided into (a) 750,000,000,000 Class A Ordinary Shares and (b) 250,000,000,000 Class B Ordinary Shares, each with a par value of US$0.0000001, by the creation of an additional 749,925,000,000 Class A Ordinary Shares and 249,975,000,000 Class B Ordinary Shares; and (iv) the adoption of the third amended and restated memorandum and articles of association of the Company to reflect the foregoing changes. All of the foregoing changes will become effective simultaneously upon completion of the relevant filings and registrations with the Registrar of Companies in the Cayman Islands. As of the date of this annual report, such filings and registrations had not been completed and, accordingly, none of the foregoing changes had become effective.

Historic Milestones

Corporate Information

Our principal executive office is located at Floor 8, Block 11, The Industry Park of Intelligent Auto Parts. No. 6 Bei Tang He East Rd., Tianning District, Changzhou City, Jiangsu Province, People’s Republic of China, and our phone number is +86 519 88802609. Our registered office in the Cayman Islands is located at the offices of Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at https://www.stakindustry.com/ir/.

4.B.	Business Overview

We are an industrial equipment company focused on the research and development, manufacturing and sale of specialized industrial equipment, automation control systems and integrated solutions. Our existing business primarily comprises the research and development, manufacturing and sale of oilfield-specialized production and maintenance equipment, as well as the sale of related equipment components, integration of specialized oilfield vehicles and provision of automation solutions. Leveraging our accumulated engineering experience, supply chain management capabilities and on-site delivery capabilities, we are expanding into the modular gas-to-electricity power generation systems business, with a focus on providing rapidly deployable on-site power generation solutions for AI data centers and other energy-intensive applications across North America.

Our existing business continues to comprise the production and sale of specialized oilfield vehicles and related equipment, including oil pumping trucks, oil-well repair trucks, fracking trucks, well flushing and wax-removal trucks and boiler trucks, as well as specialized equipment and components for oil-well repair and maintenance, fracking operations, oil well cleaning and wax removal, oil pumping and boiler operations. These products and services have formed the foundation of our historical operations and engineering experience.

As a new area of our business, we are developing modular gas-to-electricity power generation systems leveraging gas-fired internal combustion engines and generator set technologies as the underlying technical foundation. The systems are designed in modular, containerized or other configurations to facilitate deployment at customer sites. Depending on project requirements and available fuel sources, the systems may utilize natural gas, associated gas or other gaseous fuels. The systems are intended for applications where grid interconnection may require an extended period of time, power demand is expected to increase, or on-site baseload power is required.

Our vision is to become a provider of modular gas-to-electricity power generation solutions for AI data centers and other energy-intensive applications. Under our business proposition, “Power for AI, Without the Wait,” we seek to provide more timely power generation solutions for computing infrastructure and energy-intensive applications through rapidly deployable modular gas-to-electricity power generation systems.

STAK Inc. is a holding company incorporated in the Cayman Islands. We conduct our existing oilfield-specialized equipment and automation solutions business through our operating entities in mainland China, primarily through YLAN. We are also developing a modular gas-to-electricity power generation business in the United States through STAK Vision Energy Inc., a majority-owned subsidiary, and its wholly-owned subsidiary in Texas. The business focuses on the development, marketing and commercialization of modular gas-to-electricity power generation systems for AI data centers and other energy-intensive applications across North America.

STAKNC 斯塔克工业

STAK-Changzhou Head Office

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

37

38

39

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

In addition to our existing oilfield-specialized equipment and related solutions, we are developing modular gas-to-electricity power generation systems designed for on-site power generation at customer facilities. The systems are primarily based on a gas-fired internal combustion engine coupled with a generator set, with each deployment unit designed to generate up to 1.4 megawatts of electrical output within a standard ISO-compliant container footprint. Multiple units may be configured and scaled to support power requirements ranging from individual commercial or industrial facilities to larger-scale AI data center campuses. The systems are designed to accommodate multiple gaseous fuel inputs, including natural gas and associated gas, subject to the applicable project requirements and fuel availability.

Research and Development

In the fiscal years 2026 and 2025, our continuous expenditures on research and development were approximately $3.5 million and $3.3 million, respectively.

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

Patents: As of the date of this annual report, we have 66 registered patents in China. The term for invention patents in China is 20 years from the date of filing, for utility model patents is 10 years from the filing date, and the term for design patents is 15 years from the filing date. Our patents cover various areas, including a kind of support of oilfield workover designed to prevent secondary collapse, an intelligent drilling monitoring device, an integrated oil-field workover platform a new type of oil extraction vehicle petroleum well workover platforms, fully automated underground operation vehicles, new types of oil recovery vehicles, and fully automated intelligent hydraulic well workover vehicles and etc. We borrowed approximately $0.73 million from the bank and pledged three patents as collateral.

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

Our specific manufacturing process for oilfield specialty equipment is as follows:

We have entered into framework cooperation agreements with two manufacturers which hold specialized vehicle production qualifications to obtain announcements from the Chinese Ministry of Industry and Information Technology. The framework cooperation agreements expired on December 31, 2025 and were subsequently renewed in 2026. Pursuant to the framework cooperation agreements, we submit vehicle announcements to the manufacturers, including model details, parameters, and other relevant data. Order quantities, fees, and payment details will be specified with each order placed. Manufacturers must deliver work according to national standards, or our requirements when no national standard exists. The announcements are necessary permits for conducting specialized vehicle production in China and confirm the legality of our collaboration with manufacturers and their ability to comply with industry standards. We have established strong partnerships with these specialized vehicle manufacturers, jointly committed to producing high-quality specialized vehicle products in line with industry standards. In our collaboration with specialized vehicle manufacturers, we place orders and provide assembly oilfield equipment to the manufacturers and closely cooperate with them to ensure that specialized vehicle design, production, assembly, and other processes comply with the requirements specified by the Ministry of Industry and Information Technology. Through rigorous quality control and compliance inspections, our specialized vehicle products meet national standards and receive the necessary announcements, allowing us to offer legal and competitive products in the Chinese specialized vehicle market. This collaboration provides us with a stable supply chain and enables efficient and reliable specialized vehicle production. By partnering with manufacturers holding specialized vehicle production qualifications, we can concentrate resources on core activities such as research and development and marketing while reducing production costs and risks, all while ensuring compliance. Additionally, we have established a robust supply chain management team to oversee and coordinate the entire supply chain. This team is responsible for maintaining strong relationships with suppliers and contract manufacturers, procuring necessary raw materials, monitoring production processes, coordinating logistics and distribution, and addressing any supply chain issues.

We provide a manufacturer’s standard warranty on all products sold, including specialized oilfield equipment and vehicles. As of June 30, 2026, we had not received any claim for products; therefore we do not recognize related warranty liability bases on the best estimation.

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

Our Customers

We sell our products to our customers, who are the dealers and resell the products to end-users, oilfield service companies. We manufacture the ordered equipment or collaborate with qualified vehicles manufacturer to manufacture the ordered vehicles. The delivery period is agreed upon in the contract and varies for equipment and vehicles, typically ranging from three to six months. The customers make final payment settlement once they receive our products. For the year ended June 30, 2026, our top three customers contributed approximately 50% to our revenue.

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

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraging Foreign Investment (2025 Edition) (the “2025 Catalog”), which was promulgated by the Ministry of Commerce (“MOFCOM”), and the NDRC, on December 15, 2025 and took effect on February1, 2026, and the Special Administrative Measures for Access of Foreign Investment, (the “2024 Negative List”), which was promulgated by the MOFCOM and the NDRC on September 6, 2024 and took effect on November 1, 2024 and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2025 Catalog and 2024 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

The current principal legal basis is the Administrative Measures for the Access of Road Motor Vehicle Manufacturing Enterprises and Products (Order No. 50 of the MIIT, promulgated 27 November 2018, effective 1 June 2019). Article 2 provides for classified access management covering six categories: passenger cars, trucks, buses (divided into complete-vehicle and modification), specialized vehicles, motorcycles and trailers. The corresponding implementation documents are the Requirements for the Access Review of Road Motor Vehicle Manufacturing Enterprises and the Requirements for the Access Review of Road Motor Vehicle Products, originally issued by MIIT Announcement No. 1 of 2019 (effective 1 June 2019) and subsequently revised by MIIT Announcement No. 1 of 2026, effective 1 January 2027.

Enterprise-level access requires legal person status, completion of the relevant investment project procedures and construction, and premises, capital, personnel and capabilities (design and development, production, production-consistency assurance and after-sales service) commensurate with the enterprise’s activities. Product-level access requires prior enterprise-level access and compliance with applicable safety, environmental, energy-saving and anti-theft standards and MIIT safety technical conditions. Access obtained in accordance with law may not be leased, lent, sold or otherwise illegally transferred.

The industry standard is QC/T 739-2023, General Technical Conditions for Oilfield Specialized Vehicles, effective 1 November 2023, replacing QC/T 739-2005, and remains the current version. Key changes include revised and additional definitions (including “special-type” and “conventional-type” oilfield specialized operating vehicles), classification by dimensional and mass parameters in place of gross mass, revised overall dimension limits and axle-load/mass parameters, revised turning-circle, specific power, exterior noise and braking requirements, deletion of the ABS requirement for specialized operating trailers and of the road-driving test requirement, and addition of coupling device, specialized operating device and engine exhaust pollutant test requirements.

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

PRC Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax (the “VAT”). Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. The Value-Added Tax Law of the PRC was promulgated on December 25, 2024 and came into effect on January 1, 2026.

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

OFFSHORE
MT. Yang Holding Ltd
7.79%
Lanying Capital Ltd
40.01%
Tradable Shares
52.20%
STAK Inc.
100%
STAK Group Ltd.
100%
STAK Terra Ltd.
100%
STAK Vision Ltd.
100%
STAK Horizon Ltd.
100%
STAK Matrix Ltd.
100%
STAK Holdings Limited
60%
STAK Vision Energy INC
100%
STAK Horizon Energy Limited
100%
STAK Matrix Energy Limited
100%
100%
STAK INDUSTRY ENERGY LTD
ONSHORE
STAK (Changzhou) Intelligent Technology Co., Ltd
100%
YLAN Technology (Changzhou) Co., Ltd
Shiyan Branch
100%
Changzhou Zhongshan Intelligent Equipment Co., Ltd

4.D.	Property, Plant and Equipment

Our headquarters and research and development office are located at the Industry Park of Intelligent Auto Parts, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu Province, PRC, with a leased gross floor area of approximately 1,500 square meters. Our manufacturing center is located at Liuliping Ganghe Industrial Park, Danjiangkou City, Shiyan, Hubei Province, PRC, with a leased gross floor area of approximately 7,000 square meters. As of the date of this annual report, we did not own any real property and leased properties with an aggregate gross floor area of approximately 8,500 square meters. We do not expect difficulties in renewing any leases when they expire. If we need additional space, we can obtain additional space on commercially reasonable terms. To control costs, we can terminate lease agreements in advance or choose not to renew them after they expire while maintaining a reasonable layout of production capacity.

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

Overview

We are a holding company with operating subsidiaries, and with most of our operations and assets in mainland China. We are an industrial equipment company focused on the research and development, manufacturing and sale of specialized industrial equipment, automation control systems and integrated solutions. Our existing business primarily comprises the research and development, manufacturing and sale of oilfield-specialized production and maintenance equipment, as well as the sale of related equipment components, integration of specialized oilfield vehicles and provision of automation solutions. Leveraging our accumulated engineering experience, supply chain management capabilities and on-site delivery capabilities, we are expanding into the modular gas-to-electricity power generation systems business, with a focus on providing rapidly deployable on-site power generation solutions for AI data centers, industrial parks, oil and gas fields and other energy-intensive applications.

Our vision is to become a provider of modular gas-to-electricity power generation solutions for AI data centers and other energy-intensive applications. Under our business proposition, “Power for AI, Without the Wait,” we seek to provide more timely power generation solutions for computing infrastructure and energy-intensive applications through rapidly deployable modular gas-to-electricity power generation systems.

Our total revenue increased from $24.9 million for the year ended June 30, 2025 to $28.2 million for the year ended June 30, 2026, representing a year-on-year growth rate of 13.21%. The increase in revenues was mainly driven by the increase in sales of specialized oilfield vehicle of $11.3 million, partially offset by the decrease of specialized oilfield equipment of $6.5 million and service income from automation solutions of $1.8 million. Gross profit margin decreased from 30.86% for the year ended June 30, 2025 to 26.43% for the year ended June 30, 2026.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of income (loss) and comprehensive income (loss) for the years ended June 30, 2026, 2025 and 2024, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Years Ended June 30,
	2026		2025		2024
	USD	%	USD	%	USD	%
Revenues	$28,206,019	100.00%	$24,914,618	100.00%	$18,918,847	100.00%
Cost of revenues	(20,752,326)	(73.57)%	(17,224,749)	(69.14)%	(13,245,171)	(70.01)%
Gross profit	7,453,693	26.43%	7,689,869	30.86%	5,673,676	29.99%

Operating expenses:
Selling and marketing expenses	(898,008)	(3.18)%	(746,119)	(2.99)%	(653,218)	(3.45)%
General and administrative expenses	(2,001,457)	(7.10)%	(6,800,745)	(27.30)%	(544,304)	(2.88)%
Research and development expenses	(3,475,397)	(12.32)%	(3,269,086)	(13.12)%	(1,677,456)	(8.87)%
Total operating expenses	(6,374,862)	(22.60)%	(10,815,950)	(43.41)%	(2,874,978)	(15.20)%

Operating income (loss)	1,078,831	3.83%	(3,126,081)	(12.55)%	2,798,698	14.79%

Other (expense) income
Interest expenses, net	(238,393)	(0.85)%	(167,146)	(0.67)%	(126,373)	(0.67)%
Government subsidies	6,196	0.02%	18,994	0.08%	45,638	0.24%
Other income/(expenses), net	70,419	0.25%	(73,182)	(0.29)%	-	-
Loss from sale of Equipment	-	-	(1,538,023)	(6.17)%	-	-
Loss from sale of accounts receivable	-	-	(1,097,204)	(4.40)%	-	-
Total other expense, net	(161,778)	(0.58)%	(2,856,561)	(11.45)%	(80,735)	(0.43)%

Income (loss) before income tax	917,053	3.25%	(5,982,642)	(24.00)%	2,717,963	14.36%
Income tax (expense) benefit	(491,512)	(1.74)%	269,962	1.08%	(276,189)	(1.46)%

Net income (loss)	$425,541	1.51%	$(5,712,680)	(22.92)%	$2,441,774	12.90%

Comparison of Years Ended June 30, 2026 and 2025

Revenues

A detailed breakdown of revenues for the years ended June 30, 2026 and 2025 is set forth below:

	For the Years Ended June 30,		Variance
	2026	2025	Amount	%
Sales of specialized oilfield equipment	$5,511,628	$11,952,061	$(6,440,433)	(53.89)%
Sales of specialized oilfield vehicle	22,184,226	10,909,211	11,275,015	103.35%
Service income from automation solutions	-	1,762,092	(1,762,092)	(100.00)%
Others	510,165	291,254	218,911	75.16%
Total	$28,206,019	$24,914,618	$3,291,401	13.21%

Our revenues for the years ended June 30, 2026 and 2025 were $28.2 million and $24.9 million, respectively. The 13.21% increase in revenues was mainly attributable to increase in specialized oilfield vehicles, driven by increased demand and average sales price, partially offset by a decreased revenue from specialized oilfield equipment and automation solutions due to decrease in customer demand.

Sales of specialized oilfield equipment decreased by $6.5 million, or 53.89%, to $5.5 million for the year ended June 30, 2026 from $12.0 million for the year ended June 30, 2025. The decrease was mainly due to our decision to expand production capacity of higher-pricing specialized oilfield equipment in order to allocate more resources towards research and development for our new specialized oilfield equipment products, given that all specialized oilfield equipment shares the same production facilities. Such transformation resulted in a 64.94% decrease in the sales volume and a 31.51% increase in the average sales price of specialized oilfield equipment for the year ended June 30, 2026, compared to the same period for the year ended June 30, 2025.

We design and manufacture the equipment and components, then outsource them to qualified specialized vehicle manufacturing companies to integrate and produce specialized oilfield vehicles, and the vehicles are sold by us externally. Sales of specialized oilfield vehicles increased by $11.3 million, or 103.35%, to $22.2 million for the year ended June 30, 2026 from $10.9 million for the year ended June 30, 2025. The increase was mainly due to our decision to optimize product portfolio. We used to produce and sell large quantities of lower unit price vehicles to improve our efficiency of inventories’ turnover for the year ended June 30, 2025. While for the year ended June 30, 2026, we keep focusing on producing and selling vehicles with higher price. We produced higher selling price specialized oilfield vehicles, resulting in the average unit sales price of specialized oilfield vehicles increased from $29,564 to $41,936, or 41.85% for the year ended June 30, 2026.

We provide customers with automation solutions services, including software development or customized function development on customers’ system, testing, debugging and other automation solutions services with respect to specialized equipment used in the oilfield. The service revenue decreased to nil for the year ended June 30, 2026, from $1.8 million for the year ended June 30, 2025. This decrease was primarily due to our decision to focus our research and development efforts on our own specialized oilfield vehicle products.

Other revenue derives primarily from sales of parts and materials, such as power units and integrated circuits, etc. Our revenue generated from others increased by $0.2 million, or 75.16%, to $0.5 million for the year ended June 30, 2026 from $0.3 million for the year ended June 30, 2025. We planned the sales was in one-time and unsustainable based on our customer’s demand for the years ended June 30, 2026 and 2025.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $3.6 million, or 20.48%, to $20.8 million for the year ended June 30, 2026 from $17.2 million for the year ended June 30, 2025. The increase in cost of revenues is primarily due to the manufacture of higher-pricing specialized oilfield equipment and oilfield vehicles, which carry higher unit costs.

Gross profit and gross profit margin

	For the year ended June 30, 2026		For the year ended June 30, 2025
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
Sales of specialized oilfield equipment	$1,659,512	30.11%	$3,760,783	31.47%
Sales of specialized oilfield vehicles	5,881,775	26.51%	3,434,999	31.49%
Service income from automation solutions	-	-	596,336	33.84%
Others	(87,594)	(17.17)%	(102,249)	(35.11)%
Total gross profit	$7,453,693	26.43%	$7,689,869	30.86%

Gross profit decreased by $0.2 million, or 3.07%, to $7.5 million for the year ended June 30, 2026 from $7.7 million for the year ended June 30, 2025. Gross profit margin decreased from 30.86% for the year ended June 30, 2025 to 26.43% for the year ended June 30, 2026. The decrease in gross profit and gross profit margin was mainly attributable to a change in product portfolio toward higher-priced specialized oilfield vehicles. These products sale at higher selling prices and also incurred higher unit costs, which resulted in a lower gross profit margin.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of commission.

Our selling and marketing expenses increased by 0.2 million, or 20.36%, to$0.9 million for the year ended June 30, 2026 from $0.7 million for the years ended June 30, 2025. We expanded sales of our higher-priced products during the year, which generates increase in revenue and a corresponding increase in sales commission expenses and resulting in increase in selling and marketing expenses.

General and administrative expenses

Our general and administrative expenses consist primarily of share-based compensation expenses, professional fees, provision for credit losses, salaries and welfare expenses, depreciation and amortization expenses and rental expenses.

Our general and administrative expenses decreased by $4.8 million, or 70.57%, to $2.0 million for the year ended June 30, 2026 from $6.8 million for the year ended June 30, 2025. No share-based compensation expense incurred for the year ended June 30, 2026. The decrease in general and administrative expense was attributable to a decrease in share-based compensation expense of $3.9 million, a decrease in professional fees of $0.5 million and a decrease in provision for credit losses $0.4 million.

Research and development expenses

Our research and development expenses consist primarily of (i) parts and materials in relation to testing materials; and (ii) design and development expenses, with new technology, materials and suppliers and other research and development related expenses for designing and testing.

Research and development expenses increased by $0.2 million, or 6.31%, to $3.5 million for the year ended June 30, 2026 from $3.3 million for the year ended June 30, 2025, attributed to the increase of design and development expenses to develop new products and refine existing products. The research and development expenses are mainly driven by the stage and scale of our equipment development.

Other income/(expenses), net

Our other income/(expenses), net consists primarily of (i) loss from sale of equipment, (ii) loss from sale of accounts receivable, (iii) interest expense, net, (iv) government subsidies, and (v) other expenses.

Other income/(expenses), net decreased by $2.7 million, or 94.34%, to $0.2 million for the year ended June 30, 2026 from $2.9 million for the year ended June 30, 2025, primarily attributable to the loss from sale of equipment of $1.5 million due to the relocation of the production factory, and the loss from sale of accounts receivable of $1.1 million due to our operating cash acceleration during the year ended June 30, 2025, as there were no such expenses incurred for the year ended June 30, 2026.

Income tax (expense) benefit

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. Our income tax expense of $0.5 million for the year ended June 30, 2026 changed from an income tax benefit of $0.3 million for the year ended June 30, 2025. The change resulted from the change in our taxable income as a result of the above fluctuation.

Net income (loss)

As a result of the foregoing, we recorded net income of $0.4 million for the year ended June 30, 2026 and a net loss of $5.7 million for the year ended June 30, 2025.

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

Other revenue derives primarily from sales of parts and materials, such as power units and integrated circuits, etc. Our revenue generated from others decreased by $2.6 million, or 89.86%, to $0.3 million for the year ended June 30, 2025 from $2.9 million for the year ended June 30, 2024. We sold chassis parts of $2.8 million for the year ended June 30, 2024. We planned the sales was in one-time and unsustainable based on our customer’s demand for the years ended June 30, 2025 and 2024.

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

Other income/(expenses), net

Our other (expense) income consists primarily of (i) loss from sale of equipment, (ii) loss from sale of accounts receivable, (iii) interest expense, net, (iv) government subsidies, and (v) other expense.

Other income/(expenses), net was $2.9 million for the year ended June 30, 2025, primarily as a result from loss from sale of equipment of $1.5 million due to relocation of production factory, and loss from sale of accounts receivable of $1.1 million due to our demand exchange of on accelerate cash consideration collection and optimize operating cashflow. Interest expense, net subsidies increased by $0.04 million to $0.17 million for the year ended June 30, 2025 from $0.13 million for the year ended June 30, 2024 due to increase in bank borrowings. While government subsidies decreased by $26,644, or 58.38%, to $18,994 for the year ended June 30, 2025 from $45,638 for the year ended June 30, 2024. Our government subsidies received in cash were not contingent upon our further actions or performance. We are not expecting to receive government subsidies continuously.

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

Cash Flows

Years Ended June 30, 2026, 2025 and 2024

The following table summarizes our cash flows for the periods indicated:

	For the years ended June 30,
	2026	2025	2024
Net cash used in operating activities	$(2,728,158)	$(2,878,901)	$(2,735,297)
Net cash used in investing activities	(219,540)	(2,439,997)	(273,213)
Net cash provided by financing activities	6,836,946	5,716,615	3,074,304
Effect of exchange rate changes	(11,215)	(33,246)	(839)
Net increase in cash, cash equivalents and restricted cash	$3,878,033	$364,471	$64,955
Cash, cash equivalents and restricted cash at beginning of the year	$1,022,625	$658,154	$593,199
Cash, cash equivalents and restricted cash at the end of the year	$4,900,658	$1,022,625	$658,154

Operating Activities

Net cash used in operating activities was $2.7 million for the year ended June 30, 2026, primarily derived from (i) net income of $0.4 million, (ii) an adjustment of added non-cash items of a net amount of $0.7 million, mainly inclusive of deferred income tax, amortization of intangible assets and operating lease right-of-use assets, depreciation of equipment and provision for credit losses; deducted by (iii) an increase of advances to suppliers of $3.5 million of purchase prepayments from suppliers, (iv) a decrease of contract liabilities of $1.1 million, primarily due to the timely delivery of specialized oilfield equipment and vehicles, (v) an increase of inventories of $1.0 million in relation to materials for volume production and finished goods that we capitalized on the depressed material prices to lock in favorable costs for our future production and research and development needs, (vi) an increase of accounts receivable of $0.7 million, primarily driven by revenue growth and (vii) partially offset by an increase of accounts payable of $1.2 million, (viii) a decrease of prepayments and other current assets of $1.0 million, primarily due to the collection of other receivables during the period.

Net cash used in operating activities was $2.9 million for the year ended June 30, 2025, primarily derived from (i) net loss of $5.7 million, (ii) an adjustment of added non-cash items of a net amount of $7.1 million, inclusive of share-based compensation expenses of $3.9 million, loss on sale of equipment of $1.5 million, loss on sale of accounts receivable of $1.1 million and other non-cash items; deducted by (iii) an increase of inventories of $8.6 million in relation to materials for volume production and finished goods that we capitalized on the depressed material prices to lock in favorable costs for our future production and research and development needs, (iv) an increase of prepayments and other current asset of $0.8 million, because of the outstanding receivable related to the sale of accounts receivable and equipment, and (v) partially offset by an increase of accounts payable of $2.9 million, (vi) an increase of contract liabilities of $1.2 million, and (vii) an decrease of advances to suppliers of $0.9 million.

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

Investing Activities

For the year ended June 30, 2026, net cash used in investing activities was $0.2 million, which was mainly due to purchases of intangible assets of $0.9 million and loans to third parties of $1.9 million, offset by the collection of loans to third parties of $2.0 million, and proceeds from sale of equipment of $0.6 million.

For the year ended June 30, 2025, net cash used in investing activities was $2.4 million, which was mainly due to purchases of intangible assets of $2.0 million and net proceeds to independent third parties of $0.4 million.

For the year ended June 30, 2024, net cash used in investing activities was $0.3 million, which was mainly due to loans to independent third parties.

Financing Activities

For the year ended June 30, 2026, net cash provided by financing activities was $6.8 million, which was mainly due to net proceeds from bank loans of $4.0 million and third parties of $2.4 million, and initial public offering proceeds from escrow account of $0.4 million.

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

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. We are required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not we are carrying on any relevant activities and if we are, we must satisfy an economic substance test.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenue gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of Ordinary Shares are effected outside of Hong Kong such as, for example, on Nasdaq, should not be subject to Hong Kong profits tax.

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

Material Cash Requirements

To date, the primary sources of liquidity consist of cash flows from the PRC Subsidiaries’ operating activities, capital contributions from shareholders and loans from banks. We have financed our operations primarily through capital contributions and revenue from operations. As of June 30, 2026, we had cash, cash equivalents and restricted cash of $4.9 million and a total working capital surplus of $14.1 million. For the next 12 months from the date of this Annual Report, we plan to implement measures to meet the cash requirements, including: (i) strictly controlling and reducing expenses; (ii) seeking additional credit facilities; and (iii) seeking equity financing from shareholders. We believe the above measures will be adequate to meet the operation requirements in the next 12 months from the date of this Annual Report.

We believe our current working capital is sufficient to support our operations for the next twelve months from the date of this Annual Report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

To utilize proceeds from our securities offerings, we may make additional loans or capital contributions to our PRC Subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC Subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC Subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC Subsidiaries need to file such change of registered capital with the State Administration for Market Regulation (the “SAMR”) or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then push such information to the China’s Ministry of Commerce or its local counterparts. If the holding company provides funding to our PRC Subsidiaries through loans, (i) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (ii) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC Subsidiaries and loans to our PRC Subsidiaries, we cannot assure that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our subsequent offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We expect the net proceeds from our initial public offering to be used in the PRC and will be in the form of Renminbi and, therefore, our PRC Subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Capital Expenditures

Our capital expenditures are primarily incurred for the purpose of acquisition of equipment, and intangible assets. Our capital expenditures were $0.9 million, $2.1 million and $0.02 million for the years ended June 30, 2026, 2025 and 2024, respectively.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026:

	Payments due by period
	Total	Within 1 year	Within 1-2 years	Over 2 years
Bank borrowings	$12,962,226	$11,370,503	$884,290	$707,433
Loan from third parties	2,476,014	2,476,014	-	-
Loans from related parties	351,503	78,506	272,997	-
Total	$15,789,743	$13,925,023	$1,157,287	$707,433

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

Holding Company Structure

See “Item 3. Key Information—Our Company Structure.”

5.C.	Research and Development

See “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property and Certificates.”

5.D.	Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E.	Critical Accounting policy and estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe that revenue recognition is the most significantly critical accounting policy affected by judgments and assumptions used in the preparation of our consolidated financial statements. Critical accounting estimates include financial instruments and current expected credit losses, valuation allowance for deferred tax assets and uncertainty tax position.

Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

We believe the following critical accounting policy and estimates involve a higher degree of judgment and complexity than our other accounting policies and estimates. Therefore, these are the policies and estimates we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Critical accounting policy

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

Others

Other revenue primarily derives from sales of parts and materials, such as power units and integrated circuits, etc. We recognize revenue from sales of parts and materials at a point in time upon the customer’s acceptance of the parts and materials.

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

Contract liability primarily represents our obligation to transfer goods or services to a customer for which we have received consideration. The consideration received remains a contractual liability until goods or services have been provided to the customer.

Critical accounting estimates

Financial instruments and current expected credit losses

Effective July 1, 2021, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) —Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for financial assets at amortized cost including accounts receivable, amounts due from a related party and other receivable and loans to a third party in prepayments and other current assets. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

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

In accordance with the expected credit loss (“ECL”) model, the Company uses roll-rate method and individual evaluation method to estimate the allowance for credit losses. Balances past due beyond the contractual credit period and receivables with higher risk identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of accounts receivable based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other.

There were $58,416, $43,521 and $93,218 provision for credit losses of accounts receivable as of June 30, 2026, 2025 and 2024, respectively. There were $221,073, $75,490 and $14,448 provision for credit losses of prepayments and other current asset as of June 30, 2026, 2025 and 2024, respectively. Historically there are no credit losses for amounts due from a related party.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future consolidated financial statements will be affected.

Valuation allowance for deferred tax assets

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as at the date of this annual report:

Name	Age	Position
Chuanbo Jiang	40	Chief Executive Officer and Chairman of the board
Diana Li	37	Chief Financial Officer
Huyun Gao	40	Chief Operating Officer
Ke Dennis Xu	55	Chief Technology Officer
Zhaohui Randall Xu	58	Independent Director
Yiqin Hu	61	Independent Director
Johannes Antonius Gerardus Beekmans	66	Independent Director

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

For the years ended June 30, 2026 and 2025, we paid an aggregate of approximately $0.09 million and approximately $0.17 million, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plan

In March 2025, we adopted the 2025 Share Incentive Plan, or 2025 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued pursuant to all awards under the 2025 Plan is 1,800,000. As of the date of this annual report, awards covering an aggregate of 1,800,000 ordinary shares had been granted under the 2025 Plan, all of which had vested and been exercised. Accordingly, no awards remained outstanding under the 2025 Plan as of such date.

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

Compensation Committee.

Our Compensation Committee consists of our three independent directors, and is chaired by Professor Hu. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

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

Nomination Committee.

Our Nomination Committee consists of our three independent directors, and is chaired by Johannes AG Beekmans. We have determined that each member of our Nomination Committee will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The Nomination Committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The Nomination Committee is responsible for, among other things:

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

Powers and Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening general meetings at any time;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers; and

●	exercising all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party..

Terms of Directors and Officers

Our officers are elected by the board of directors. A director appointed shall hold office until such time as they are removed or resigned in accordance with our memorandum and articles of association, as amended and restated from time to time, unless such director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period.

A director may retire from office as a director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office. Without prejudice to the provisions in our Amended and Restated Memorandum and Articles of Association for retirement (by rotation or otherwise), a director’s office shall be terminated forthwith if: (a) he is prohibited by the law of the Cayman Islands from acting as a director; or (b) he is made bankrupt or makes an arrangement or composition with his creditors generally; or (c) he resigns his office by notice to the Company; or (d) he only held office as a director for a fixed term and such term expires; or(e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (h) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

6.D.	Employees

As of June 30, 2026, we had 45 full-time employees, all of which were located in China.

The table below provides the number of full-time employees divided by function as of June 30, 2026:

Function	Number of Full-Time Employees
Manufacturing	24
Research and Development	6
Business and Marketing	7
Administrative, Human Resources and Finance	8
Total	45

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

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of September 30, 2026, by our officers, directors, and 5% or greater beneficial owners of our Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to one (1) vote per share and thirty (30) votes per share, respectively, and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

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

	Ordinary Shares Beneficially Owned as of September 30, 2026
	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
Name of Beneficial Owners(1)	Number	%	Number	%	%
Directors and Executive Officers:
Chuanbo Jiang(2)	-	-	7,700,000	83.7	80.8
Diana Li	-	-	-	-	-
Huyun Gao(3)	-	-	1,500,000	16.3	15.7
Ke Dennis Xu	-	-	-	-	-
Zhaohui Randall Xu	-	-	-	-	-
Yiqin Hu	-	-	-	-	-
Johannes AG Beekmans	-	-	-	-	-
All directors and executive officers as a group 5% shareholders:	-	-	9,200,000	100.0	96.5
Lanying Capital Ltd(2)	-	-	7,700,000	83.7	80.8
MT. Yang Holding Ltd(4)	-	-	1,500,000	16.3	15.7
Total	-	-	9,200,000	100.0	96.5

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, People’s Republic of China, 213000.

(2)	Chuanbo Jiang, our CEO and Chairman of the board, beneficially holds 7,700,000 Class B Ordinary Shares, or 83.7% of the outstanding Class B Ordinary Shares through his 100% shareholding of Lanying Capital Ltd. Following the Extraodinary General Meeting held in June 2025, the Company repurchased 7,700,000 Class A Ordinary Shares from Lanying Capital Limited and issued a corresponding number of Class B Ordinary Shares to such shareholder.

(3)	Huyun Gao, our COO, beneficially holds 1,500,000 Class B Ordinary Shares, or 16.3% of the outstanding Class B Ordinary Shares of the Company through her 100% shareholding of MT. Yang Holding Ltd. Following the Extraodinary General Meeting held in June 2025, the Company repurchased 1,500,000 Class A Ordinary Shares from MT. Yang Holding Ltd and issued a corresponding number of Class B Ordinary Shares to such shareholder.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

On October 9, 2026, our shareholders passed resolutions at an extraordinary general meeting approving, among other things: (i) an increase in the voting rights attached to each Class B Ordinary Share from thirty (30) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Change of Voting Rights”); (ii) a reduction in the par value of each issued Class A Ordinary Share and each issued Class B Ordinary Share from US$0.001 to US$0.0000001, a subdivision of each authorized but unissued Class A Ordinary Share and Class B Ordinary Share into 10,000 shares of the corresponding class, and the cancellation of certain excess authorized but unissued shares, such that, upon effectiveness of the foregoing, our authorized share capital would be US$10 divided into 75,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, each with a par value of US$0.0000001 (the “Share Capital Reduction and Reorganization”); (iii) immediately following the Share Capital Reduction and Reorganization becoming effective, an increase in our authorized share capital from US$10 to US$100,000, divided into 750,000,000,000 Class A Ordinary Shares and 250,000,000,000 Class B Ordinary Shares, each with a par value of US$0.0000001, by the creation of an additional 749,925,000,000 Class A Ordinary Shares and 249,975,000,000 Class B Ordinary Shares (the “Share Capital Increase”); and (iv) the adoption of the third amended and restated memorandum and articles of association of the Company to reflect the foregoing changes (collectively, the “Share Capital Changes”).

As of the date of this annual report, the relevant filings and registrations with the Registrar of Companies in the Cayman Islands had not been completed and, accordingly, none of the Share Capital Changes had become effective. All of the Share Capital Changes will become effective simultaneously upon completion of such filings and registrations. Upon the effectiveness of the Share Capital Changes, our authorized share capital will be US$100,000 divided into 750,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each and 250,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each, and holders of our Class A Ordinary Shares and Class B Ordinary Shares will be entitled to one (1) vote per share and one hundred (100) votes per share, respectively.

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

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

DeHeng Law Offices (Shenzhen) has further advised us that there are currently no bilateral treaties or multilateral conventions between the United States and the PRC providing for the mutual recognition and enforcement of court judgments, and the PRC has not ratified any international convention on the recognition and enforcement of foreign judgments. Under the PRC Civil Procedure Law, a foreign judgment cannot be enforced directly or summarily: a party may apply directly to the competent intermediate people’s court, or the foreign court may request recognition and enforcement pursuant to an applicable international treaty or the principle of reciprocity. The court will review the application under the applicable treaty or the reciprocity principle and, where the judgment does not contravene the basic principles of PRC law or prejudice state sovereignty, security or the public interest, will rule that it be recognized, issuing an enforcement order where enforcement is required. The PRC Civil Procedure Law sets out the grounds for refusal, including: (i) the foreign court lacked jurisdiction; (ii) the respondent was not lawfully summoned or was not afforded a reasonable opportunity to present its case; (iii) the judgment was obtained by fraud; (iv) the people’s court has already ruled on the same dispute or has already recognized a third-country court’s judgment on the same dispute; or (v) recognition or enforcement would contravene the basic principles of PRC law or prejudice state sovereignty, security or the public interest. In the absence of a treaty or an established reciprocal relationship, the application will generally be dismissed (save for divorce judgments); recognition is a prerequisite, and enforcement then proceeds under the PRC Civil Procedure Law rather than by way of fresh proceedings on the merits.

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

Employment Agreements and Director Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Director Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

The following is a summary of transactions for the years ended June 30, 2024, 2025 and 2026 to which we have been a party and in which any members of our board of directors, any executive officers, or major shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this annual report captioned “Management.”

	Subsequent	For the Years Ended June 30,
	Period (1)	2026	2025		2024
Shareholder contributions (2)
Mr. Chuanbo Jiang	$-	$-		$-	$38,500
Ms. Huyun Gao	-	-		-	7,500
Mr. Huailiang Xu	-	-		-	2,000
Mr. Haoyu Xiong	-	-		-	1,500
Mr. Cheukyin Tai	-	-		-	500
Total	$-	$-		$-	$50,000

A related party assumed the Company’s debt to third parties
Mr. Chuanbo Jiang (3)	$-	$272,997	$		$-

(1)	For the period from July 1, 2026 through the date of this annual report.
(2)	The transaction amount represented the shareholders’ capital contributions to our PRC operating subsidiary YLAN in exchange for equity interest of YLAN, and all capital contributions have been received within the corresponding periods. In September 2023, WFOE entered into a share transfer agreement with YLAN’s former shareholders to acquire 100% voting equity interests of YLAN at the consideration of $0.7 million (RMB5.2 million). The transaction has been treated as a corporate restructuring of entities under common control as part of the Reorganization process.
(3)	In April 2026, Mr. Chuanbo Jiang, the Company and several third parties entered into tripartite agreements, pursuant to which Mr. Chuanbo Jiang agreed to assume the Company’s indebtedness to third parties in the aggregate amount of $272,997. The accrued expenses and other current liabilities were converted into interest-free loans from Mr. Chuanbo Jiang to the Company, due on December 31, 2027.

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

On October 9, 2026, our shareholders approved by way of special resolution the adoption of the third amended and restated memorandum and articles of association of the Company, which will become effective upon the Change of Voting Rights, the Share Capital Reduction and Reorganization and the Share Capital Increase (each as defined in the minutes of the extraordinary general meeting held on October 9, 2026). As of the date of this annual report, the relevant filings and registrations with the Registrar of Companies in the Cayman Islands had not been completed and, accordingly, the foregoing changes and the third amended and restated memorandum and articles of association had not become effective. Until their effectiveness, our currently effective second amended and restated memorandum and articles of association will continue to govern the rights attached to our Ordinary Shares.

The following are summaries of material provisions of the third amended and restated memorandum and articles of association (referred to as the “Amended and Restated Memorandum and Articles of Association”), and of the Companies Act, insofar as they relate to the material terms of our shares. Unless otherwise indicated, the descriptions below reflect the provisions that will apply upon the effectiveness of the Amended and Restated Memorandum and Articles of Association.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares does not receive a certificate in respect of such Ordinary Shares. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Subject to the provisions of the Companies Act and our Amended and Restated Memorandum and Articles of Association regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Share Capital. As of the date of this annual report, our authorized share capital remained US$100,000 divided into (i) 75,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 25,000,000 class B ordinary shares of par value of US$0.001 each. Upon the effectiveness of the Share Capital Reduction and Reorganization, the Share Capital Increase and the Amended and Restated Memorandum and Articles of Association, our authorized share capital will be US$100,000 divided into (i) 750,000,000,000 class A ordinary shares of par value of US$0.0000001 each and (ii) 250,000,000,000 class B ordinary shares of par value of US$0.0000001 each.

Dividends. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our Amended and Restated Memorandum and Articles of Association: (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. Unless provided for by the rights attached to a share, no dividend or other monies payable by the company in respect of a share shall bear interest.

Voting Rights. Under our currently effective second amended and restated memorandum and articles of association, a resolution put to the vote of the meeting shall be decided on a poll. On a poll, each Class A Ordinary Share is currently entitled to one (1) vote and each Class B Ordinary Share is currently entitled to thirty (30) votes on all matters subject to a vote at general meetings of the Company. Upon the effectiveness of the Amended and Restated Memorandum and Articles of Association, each Class A Ordinary Share will continue to be entitled to one (1) vote, and each Class B Ordinary Share will be entitled to one hundred (100) votes, on all matters subject to a vote at general meetings of the Company. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

General Meetings of Shareholders. As a Cayman Islands exempted company, we may, but shall not (unless required by the Nasdaq Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with our Amended and Restated Memorandum and Articles of Association. Our Amended and Restated Memorandum and Articles of Association provide that the Company may, but shall not (unless required by the rules of Nasdaq) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with our Amended and Restated Memorandum and Articles of Association. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in our Amended and Restated Memorandum and Articles of Association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition and delivered in accordance with the notice provisions. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

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

A meeting may be adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the members constituting a quorum. When a meeting is adjourned for more than seven clear days, shareholders shall be given at least seven clear days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. In the case of an equality of votes, the chairman of the meeting, shall not be entitled to a second or casting vote.

Transfer of Ordinary Shares. Subject to any applicable requirements set forth in our Amended and Restated Memorandum and Articles of Association and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer all or any of his or her Ordinary Shares to another person by completing an instrument of transfer in the common form or in a form prescribed by Nasdaq or any other form approved by our board of directors, executed:

●	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

●	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that is not fully paid up or on which we have a lien. Our board of directors may also, but are not required to, decline to register any transfer of such Ordinary Share unless:

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

Liquidation. If we are wound up, the shareholders may, subject to our Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

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

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of our Amended and Restated Memorandum and Articles of Association.

We may sell any shares over which it has a lien if all of the following conditions are met: (a) the sum in respect of which the lien exists is presently payable; (b) the Company gives notice to the shareholder holding the share (or to the person entitled to it in consequence of the death or bankruptcy of that shareholder) demanding payment and stating that if the notice is not complied with the shares may be sold; and (c) that sum is not paid within fourteen (14) clear days after that notice is deemed to be given under our Amended and Restated Memorandum and Articles of Association.

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

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). No shareholder (other than a director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or as authorized by the directors or by ordinary resolution. However, we will provide our shareholders with annual audited financial statements.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

●	a company acts act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our Amended and Restated Memorandum and Articles of Association provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

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

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Amended and Restated Memorandum and Articles of Association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all the shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association, as amended and restated from time to time. Our Amended and Restated Memorandum and Articles of Association allow one or more of our shareholders who together hold not less than 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Other than this right to requisition a shareholders’ meeting, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, directors may be removed, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (a) is prohibited by the law of the Cayman Islands from acting as a director; or (b) is made bankrupt or makes an arrangement or composition with his creditors generally; or (c) resigns his office by notice to the Company; or (d) only held office as a director for a fixed term and such term expires; or (e) in the opinion of a registered medical practitioner by whom is being treated he becomes physically or mentally incapable of acting as a director; or (f) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or (g) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (h) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months; or (i) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles of Association.

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

If we are wound up, the shareholders may, subject to our Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, if the share capital is divided into different classes of shares then, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied if one of the following applies: (a) the members holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the members holding the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenue gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of Ordinary Shares are effected outside of Hong Kong such as, for example, on the Nasdaq Capital Market, should not be subject to Hong Kong profits tax.

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

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash, cash equivalents and restricted cash are categorized as passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means the portion of distributions received by a U.S. Holder during a taxable year that exceeds 125 percent of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years or, if shorter, the portion of such U.S. Holder’s holding period before the current taxable year, and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

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

Inflation risk

Our costs and expenses may also be affected by China’s inflation level. Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the fiscal years ended June 30, 2026, 2025 and 2024 were increases of 1.0%, 0.2% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remains unchanged.

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

The total gross proceeds received from the IPO, including proceeds from the exercise of the over-allotment option, were US$5.6 million. The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$1.4 million, which included US$0.4 million in underwriting discounts and commissions for the initial public offering for our initial public offering. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to June 30, 2026, we used approximately US$2.29 million of the net proceeds from our initial public offering to obtain specialized vehicle permission, research and development expenses and general corporate purposes. There has been no material change in the use of proceeds as described in the registration statement. We still intend to use the remainder of the net proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

As of June 30, 2026, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

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

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended June 30,
	2025	2026
	(US$ in millions)
Audit Fees(1)	0.22	0.25

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, and review of the interim consolidated financial statements. Other services normally provided in connection with statutory and regulatory filings or engagements, including services related to filings with the SEC.

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

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the exemptions afforded to us and follow certain home country corporate governance practices. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market as listed below:

●	Rule 5605(b), pursuant to which a majority of a company’s board of directors must be independent and the independent board members of a company must have regularly scheduled meetings at which only independent directors are present;

●	Rule 5620(a) –which requires that a listed company must hold its annual shareholders meeting within one year of the company’s fiscal year-end;

●	Rule 5620(c), pursuant to which a company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock;

●	Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain specified circumstances.

●	Rule 5635(b) requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

●	Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; and

●	Rule 5635(d) requires shareholder approval for certain issuances or potential issuances, other than public offerings, of 20% or more of the outstanding common stock or voting power at a price below the Minimum Price, as defined in the Nasdaq Stock Market Rules.

Under our home country practices, we do not require a majority of our board of directors to be independent or regularly scheduled meetings attended solely by independent directors, and we do not require annual shareholders’ meetings within the timeframe prescribed by Rule 5620(a). The quorum for general meetings under our currently effective second amended and restated memorandum and articles of association is one or more members holding shares that represent not less than one-third of the issued and outstanding shares carrying the right to vote at such general meeting. With respect to the transactions and arrangements covered by Rule 5635, we obtain shareholder approval where required by Cayman Islands law and our currently effective second amended and restated memorandum and articles of association, rather than solely because such approval would be required under Rule 5635.

With respect to Rule 5640 and IM-5640, Nasdaq accepts actions or issuances relating to the voting rights structure of a non-U.S. company that either comply with Nasdaq’s requirements for domestic companies or are not prohibited by the company’s home country law. Under our currently effective second amended and restated memorandum and articles of association, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company.

On October 9, 2026, our shareholders approved, among other things, a proposed increase in the voting rights attached to each Class B Ordinary Share from thirty (30) votes to one hundred (100) votes per share, and the adoption of the Amended and Restated Memorandum and Articles of Association reflecting, among others, such increase. As of the date of this annual report, the Amended and Restated Memorandum and Articles of Association had not become effective, pending completion of the relevant filings and registrations with the Registrar of Companies in the Cayman Islands. Accordingly, each Class B Ordinary Share continued to be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company as of the date of this annual report.

Our Cayman Islands counsel has issued a letter dated August 3, 2026, addressed to Nasdaq, confirming that, subject to the qualifications and limitations set forth therein, the Company’s home country practices identified in such letter were not prohibited by Cayman Islands law. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the policies was filed as Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended June 30, 2025, filed with the SEC on November 5, 2025, and is incorporated herein by reference.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of STAK Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1**	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-42535), filed with the Securities and Exchange Commission on June 13, 2025)
1.2**	Third Amended and Restated Memorandum and Articles of Association Adopted by Special Resolution Passed at Extraordinary General Meeting of Shareholders of the Company Held on 9 October 2026 and Effective upon the Change of Voting Rights, the Share Capital Reduction and Reorganization and the Share Capital Increase (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-42535), filed with the Securities and Exchange Commission on October 9, 2026)
2.1**	Specimen Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
2.2*	Description of Securities
4.1**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 20-F (File No.001-42535), filed with the Securities and Exchange Commission on November 5, 2025)
4.2**	Form of Officer Employment Agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.3**	Form of Independent Director Agreement between the Registrant and Independent Directors (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.4**	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-286004), filed with the Securities and Exchange Commission on March 21, 2025)
4.5**†	Translation of Framework Cooperation Agreements entered by YLAN and Baolu Auto Industrial (Shiyan) Limited dated August 10, 2022 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.6**†	Translation of Framework Cooperation Agreements entered by YLAN and Yizhuan Auto Limited dated June 30, 2022 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.7**†	Translation of Leasing Agreement entered by and among YLAN, Changzhou Hongce Urban Development and Construction Co., Ltd., and Jiangsu Tianing Economic Development Zone dated August 3, 2023 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.8**†	Translation of Leasing Agreement entered by and between YLAN and Shiyan Neng Sheng Gong Mao Development Limited (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
4.9**	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-291542), as amended, filed with the Securities and Exchange Commission on December 30, 2025)

8.1*	List of Significant Subsidiaries of the Registrant
11.1**	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
11.2**	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F (File No.001-42535), filed with the Securities and Exchange Commission on November 5, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of DeHeng Law Offices
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of HTL International, LLC
97.1**	Form of Clawback Policy (incorporated herein by reference to Exhibit 99.8 to the registration statement on Form F-1 (File No. 333-283258), as amended, initially filed with the Securities and Exchange Commission on November 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously filed.
***	Furnished herewith.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STAK Inc.

By:	/s/ Chuanbo Jiang
Name:	Chuanbo Jiang
Title:	Chief Executive Officer and Chairman of the Board

Date: October 21, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of STAK INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of STAK INC. (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Houston, Texas

October 21, 2026

STAK INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	As of June 30,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$4,163,749	$1,022,625
Restricted cash	736,909	-
Stablecoins	2,151	-
Accounts receivable, net	2,834,374	1,988,785
Inventories	18,988,710	17,018,217
Advances to suppliers	4,183,833	562,473
Amounts due from a related party	-	87,472
Prepayments and other current assets, net	2,688,256	2,783,842
Total current assets	33,597,982	23,463,414

Non-current assets:
Equipment, net	257,541	293,023
Intangible assets, net	2,886,048	2,022,918
Right-of-use assets, net	19,665	74,562
Deferred tax assets	504,450	785,700
Other non-current assets	177,605	114,888
Total non-current assets	3,845,309	3,291,091

Total assets	$37,443,291	$26,754,505

Liabilities and shareholder’s equity

Liabilities
Current liabilities:
Accounts payable	$2,483,829	$3,722,525
Short-term borrowings	11,046,263	5,636,831
Long-term borrowings due within one year	324,240	-
Contract liabilities	88,282	1,164,334
Amounts due to related parties, current	78,506	30,222
Accrued expenses and other current liabilities	3,529,957	1,116,014
Operating lease liabilities, current	-	73,530
Income tax payable	1,968,515	1,692,519
Total current liabilities	19,519,592	13,435,975

Non-current liabilities:
Long-term borrowings	1,591,723	418,784
Amounts due to a related party, non-current	272,997	-
Total non-current liabilities	1,864,720	418,784

Total liabilities	$21,384,312	$13,854,759

Commitments and contingencies

Shareholder’s equity
Class A ordinary shares (par value of $0.001 per share; 75,000,000 shares authorized; 10,010,349 and 4,010,349 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	$10,010	$4,010
Class B ordinary shares (par value of $0.001 per share; 25,000,000 shares authorized; 9,200,000 shares issued and outstanding as of June 30, 2026 and 2025)	9,200	9,200
Additional paid in capital	14,438,304	12,157,104
Statutory reserve	811,378	672,402
Retained earnings	611,458	324,893
Accumulated other comprehensive income (loss)	178,629	(267,863)
Total shareholders’ equity	$16,058,979	$12,899,746

Total liabilities and shareholder’s equity	$37,443,291	$26,754,505

The accompanying notes are an integral part of these consolidated financial statements.

STAK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except for number of shares and per share data)

	For the Years Ended June 30,
	2026	2025	2024
Revenues	$28,206,019	$24,914,618	$18,918,847
Cost of revenues	(20,752,326)	(17,224,749)	(13,245,171)
Gross profit	7,453,693	7,689,869	5,673,676

Operating expenses:
Selling and marketing expenses	(898,008)	(746,119)	(653,218)
General and administrative expenses	(2,001,457)	(6,800,745)	(544,304)
Research and development expenses	(3,475,397)	(3,269,086)	(1,677,456)
Total operating expenses	(6,374,862)	(10,815,950)	(2,874,978)

Operating income (loss)	1,078,831	(3,126,081)	2,798,698

Other (expenses) income:
Interest expenses, net	(238,393)	(167,146)	(126,373)
Government subsidies	6,196	18,994	45,638
Other income (expenses), net	70,419	(73,182)	-
Loss from sale of equipment	-	(1,538,023)	-
Loss from sale of accounts receivable	-	(1,097,204)	-
Total other expenses, net	(161,778)	(2,856,561)	(80,735)

Income (loss) before income tax	917,053	(5,982,642)	2,717,963
Income tax (expenses) benefit	(491,512)	269,962	(276,189)
Net income (loss)	425,541	(5,712,680)	2,441,774

Net income (loss) per ordinary share: *
Basic	$0.03	$(0.53)	$0.24
Diluted	0.02	(0.53)	0.24

Weighted average number of shares outstanding used in calculating net income (loss) per ordinary share: *
Basic	16,070,623	10,736,359	10,000,000
Diluted	19,041,623	10,736,359	10,000,000

Net income (loss)	$425,541	$(5,712,680)	$2,441,774
Foreign currency translation adjustments	446,492	120,680	(31,462)
Total comprehensive income (loss)	$872,033	$(5,592,000)	$2,410,312

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1) and share split (Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

STAK INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for number of shares and per share data)

	Ordinary Shares		Shareholder	Additional paid in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	subscription	capital	reserves	earnings	loss	equity
Balance as of June 30, 2023	10,000,000	$10,000	$(10,000)	$4,209,517	$425,924	$3,842,277	$(357,081)	$8,120,637
Contribution from shareholders	-	-	10,000	40,000	-	-	-	50,000
Net income	-	-	-	-	-	2,441,774	-	2,441,774
Appropriation to statutory reserve	-	-	-	-	246,478	(246,478)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(31,462)	(31,462)
Balance as of June 30, 2024	10,000,000	$10,000	$-	$4,249,517	$672,402	$6,037,573	$(388,543)	$10,580,949

	Class A ordinary shares		Class B ordinary shares		Ordinary shares		Additional paid in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of June 30, 2024	-	$-	-	$-	10,000,000	$10,000	$4,249,517	$672,402	$6,037,573	$(388,543)	$10,580,949
Issuance of ordinary shares upon Initial public offering (“IPO”), net of issuance costs	-	-	-	-	1,410,349	1,410	4,003,387	-	-	-	4,004,797
Net loss	-	-	-	-	-	-	-	-	(5,712,680)	-	(5,712,680)
Re-designation of ordinary shares into Class A Ordinary Shares	2,210,349	2,210	-	-	(2,210,349)	(2,210)	-	-	-	-	-
Re-designation of ordinary shares into Class B Ordinary Shares	-	-	9,200,000	9,200	(9,200,000)	(9,200)	-	-	-	-	-
Share-based compensation	1,800,000	1,800	-	-	-	-	3,904,200	-	-	-	3,906,000
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	120,680	120,680
Balance as of June 30, 2025	4,010,349	$4,010	9,200,000	$9,200	-	$-	$12,157,104	$672,402	$324,893	$(267,863)	$12,899,746

	Class A ordinary shares		Class B ordinary shares		Additional paid	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	in capital	reserves	earnings	(loss) income	equity
Balance as of June 30, 2025	4,010,349	$4,010	9,200,000	$9,200	$12,157,104	$672,402	$324,893	$(267,863)	$12,899,746
Issuance of Class A ordinary shares	6,000,000	6,000	-	-	2,281,200	-	-	-	2,287,200
Net income	-	-	-	-	-	-	425,541	-	425,541
Appropriation to statutory reserves	-	-	-	-	-	138,976	(138,976)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	446,492	446,492
Balance as of June 30, 2026	10,010,349	$10,010	9,200,000	$9,200	$14,438,304	$811,378	$611,458	$178,629	$16,058,979

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1) and share split (Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

STAK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended June 30,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$425,541	$(5,712,680)	$2,441,774
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision (reversal) for credit losses	149,399	505,795	(17,508)
Depreciation of equipment	50,280	284,125	328,563
Amortization of intangible assets	147,855	45,341	5,042
Amortization of operating lease right-of-use assets	57,293	36,150	30,271
Loss on sale of accounts receivable	-	1,097,204	-
Loss on sale of equipment	-	1,538,023	-
Deferred income tax	315,319	(269,962)	(342,875)
Share-based compensation	-	3,906,000	-
Changes in operating assets and liabilities:
Accounts receivable	(724,799)	(6,320)	529,647
Advances to suppliers	(3,486,030)	879,799	(907,610)
Inventories	(990,650)	(8,555,643)	(2,125,531)
Amounts due from/due to related parties	142,618	34,814	(350,582)
Prepayments and other current assets	973,171	(802,008)	(47,884)
Other non-current assets	(59,931)	185,799	(299,443)
Accounts payable	1,227,673	2,944,759	(2,565,379)
Contract liabilities	(1,106,923)	1,156,151	(385,941)
Income tax payable	176,193	(10)	616,111
Accrued expenses and other current liabilities	50,146	(146,238)	436,146
Operating lease liabilities, current	(75,313)	-	(80,098)
Net cash used in operating activities	$(2,728,158)	$(2,878,901)	$(2,735,297)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	-	(61,622)	(17,427)
Purchases of intangible assets	(875,728)	(1,991,345)	-
Proceeds from sale of equipment	563,337	-	-
Loans to third parties	(1,867,315)	(989,999)	(553,649)
Collection of loans to third parties	1,960,166	602,969	297,863
Net cash used in investing activities	$(219,540)	$(2,439,997)	$(273,213)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from shareholders	-	-	50,000
Net proceeds from initial public offering	-	4,187,707	-
Release of IPO proceeds held in escrow	400,000	-	-
Proceeds from third-party loans	2,402,059	-	-
Proceeds from short-term bank loans	7,670,861	5,597,217	5,501,882
Proceeds from long-term bank loans	1,429,797	415,841	117,650
Repayments of short-term bank loans	(5,065,771)	(4,366,328)	(2,595,228)
Repayments of long-term bank loans	-	(117,822)	-
Net cash provided by financing activities	$6,836,946	$5,716,615	$3,074,304

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,215)	(33,246)	(839)

Net increase in cash, cash equivalents and restricted cash	3,878,033	364,471	64,955
Cash and cash equivalents at beginning of the year	1,022,625	658,154	593,199
Cash, cash equivalents and restricted cash at the end of the year	$4,900,658	$1,022,625	$658,154
Including:
Cash and cash equivalents at the end of the year	4,163,749	1,022,625	658,154
Restricted cash at the end of the year	736,909	-	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	-	-	3,058
Interest paid	253,715	183,156	120,602

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Addition of right-of-use assets	$-	$72,220	$56,085
Reclassification of accounts payables into supplier finance obligations	2,337,718	-	-
Offsetting of loan to third parties and accounts payable	293,108	-	-
Stablecoins settlement received for sales of accounts receivable	865,000	-	-
Stablecoins used for advance payment to a vendor	865,000	-	-
Issuance of Class A ordinary shares in exchange for stablecoins	2,287,200	-	-
Loan to a third party via stablecoins	2,285,049	-	-
Transfer of loan from a third party to a related party	272,997	-	-

The accompanying notes are an integral part of these consolidated financial statements.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

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

On May 20, 2024, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares from 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 40,000,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 10,000,000 of par value of $0.001 per share. All share and per share data in the consolidated financial statements have been retroactively adjusted to reflect the surrender as if it has occurred at the beginning of the earliest period presented.

The consolidated financial statements reflect the activities of STAK and each of the following entities as of June 30, 2026.

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal Activities
STAK Holdings Limited (“STAK HK”)	May 15, 2023	Hong Kong	100%	Holding company
STAK (Changzhou) Intelligent Technology Co., Ltd. (“STAK Changzhou” or “WFOE”)	August 4, 2023	PRC	100%	Holding company
YLAN Technology (Changzhou) Co., Ltd. (“YLAN”)	June 18, 2020	PRC	100%	Design, production and sales of oilfield-specialized production and maintenance equipment, and provide automatic solutions for them
Changzhou Zhongshan Intelligent Equipment Co., Ltd. (“Zhongshan Co”)	April 8, 2022	PRC	100%	Design, collaboration production and sales of specialized oilfield vehicles
STAK Group Ltd.	June 11, 2026	British Virgin Islands	100%	Holding company
STAK Vision Ltd.	June 24, 2026	British Virgin Islands	100%	Holding company

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

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

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, estimates and judgments applied in determination of allowance for credit losses, lower of cost and net realizable value of inventories, impairment losses for long-lived assets, valuation allowance for deferred tax assets and uncertain tax position. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

The carrying amounts of the Company’s financial instruments, approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, and restricted cash, accounts receivable, other current assets, amount due from and due to a related party, short-term borrowings, accounts payable and other current liabilities.

All of the Company’s crypto assets are classified within Level 1 of the fair value hierarchy because they were valued using quoted prices in active markets.

(d) Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiary located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Foreign currency translation and transactions – continued

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

The consolidated balance sheets amounts, with the exception of equity, on June 30, 2026 and 2025 were translated at RMB6.7851 to $1.00 and RMB7.1636 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive income (loss) and cash flows for the years ended June 30, 2026, 2025 and 2024 were RMB6.9940 to $1.00, RMB7.2143 to $1.00 and RMB7.2248 to $1.00, respectively.

(e) Cash and cash equivalents

Cash and cash equivalents primarily consist of cash held in banks and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less.

(f) Restricted cash

Cash balances that have restrictions as to withdrawal or usage under contractual agreement provided by a financial institution are considered restricted cash. Cash payments also require financial institution approval under contractual agreement. Restricted cash that will be released to cash within the next 12 months is classified as current asset

(g) Stablecoins

The Company accounts for its holdings of stablecoins in accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. Based on its evaluation of the rights and claims associated with stablecoins, the Company determined that its holdings of stablecoins do not provide the Company with enforceable rights to redeem the stablecoins for U.S. dollars or other underlying assets and otherwise, meeting the scope criteria under ASC 350-60.

The Company initially recognizes stablecoins in accordance with the U.S. GAAP guidance applicable to the underlying transaction and subsequently measures its USDT holdings at fair value as of each reporting date. Changes in fair value are recognized in earnings in the period in which they occur. USDT holdings accounted for under ASC 350-60 are not amortized. The Company presents crypto assets separately from other intangible assets on its consolidated balance sheets and presents changes in their fair value separately from changes in the carrying amounts of other intangible assets in its consolidated statements of operations and comprehensive income (loss).

The fair value of stablecoins is determined using quoted prices in the principal market accessible to the Company at the measurement date, when available.

As of June 30, 2026, stablecoins were held in Company-controlled digital wallets.

(h) Accounts receivable

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

The Company accounts for transfers of accounts receivable as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s continuing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in “Loss from sale of accounts receivable” in the consolidated statements of operations and comprehensive income (loss). Assets obtained in connection with transfers reported as sales are initially recognized in the consolidated balance sheets at fair value.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Financial Instruments and Current Expected Credit Losses

Effective July 1, 2021, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for financial assets at amortized cost including accounts receivable, amounts due from a related party and other receivable and loans to a third party in prepayments and other current assets. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

In accordance with the expected credit loss (ECL) model, the Company uses roll-rate method and individual evaluation method to estimate the allowance for credit losses. Balances past due beyond the contractual credit period and receivables with higher risk identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of accounts receivable based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future consolidated financial statements will be affected.

(j) Prepayments and other current assets, net

Prepayments and other current assets, net primarily include loan to third parties, sale of accounts receivable, sale of equipment and escrow funds. Prepayments and other current assets, net are stated at the historical carrying amount net of the allowance for credit losses. The Company reviews other receivables on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Other receivables are written off after all collection efforts have been exhausted.

(k) Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the consolidated statements of operations and comprehensive income (loss).

(l) Equipment

Equipment are carried at cost less accumulated depreciation and any impairment. Depreciation is calculated over the asset’s estimated useful life, using the straight-line method. Estimated useful lives are as follows:

Categories	Estimates of useful lives	Estimates of residual values
Machinery and equipment	10 years	5%
Transportation equipment	10 years	5%
Office equipment	3 years	5%

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

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Equipment – continued

The cost of maintenance and repair is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

Gains and losses on sale of equipment are determined by comparing the proceeds with the carrying amount and are recognized as “Loss from sale of equipment” in the consolidated statements of operations and comprehensive income (loss).

(m) Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The term for the purchased invention patents is 20 years from the date of filing, the estimated useful life of these purchased patents, ranging from 10 to 17 years, are determined by the remaining legal period. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patents	10-17 years

(n) Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets or asset group with determinable useful lives whenever events or changes in circumstances indicate that an asset or a group of assets’ carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. The carrying amount of the long-lived asset or asset group is not recoverable when the sum of the undiscounted expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset group, when the market prices are not readily available. The adjusted carrying amount of the assets becomes new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The impairment test is performed at the asset group level. The Company did not record any impairment charge for the years ended June 30, 2026, 2025 and 2024.

(o) Supplier finance program

The Company accounts for obligations under supplier finance programs according to ASC 405-50 as short-term borrowings. A supplier finance program exists when the Company (a) enters into an agreement with a finance provider or intermediary, (b) confirms supplier invoices as valid to that finance provider or intermediary, and (c) the supplier has the option to request early payment from a party other than the Company for confirmed invoices. A commitment to pay a party other than the supplier without offset, deduction, or any other defenses to payment indicates that the confirmed obligation is a financing liability to the finance provider rather than a trade payable to the supplier.

Accordingly, when the Company confirms invoices as valid under the program, the confirmed amounts are recognized within short-term borrowings, with a corresponding reduction in accounts payable, and are subsequently settled with the finance provider or intermediary on the original invoice maturity dates. The obligations are measured at the confirmed invoice amount, or amortized cost where applicable, and related program fees are expensed as incurred or included in financing costs, as appropriate.

ASC 405-50 does not change the recognition, measurement, or financial statement presentation of these obligations; however, the Company discloses the program’s key terms, the outstanding confirmed amount included in short-term borrowings, the balance sheet line item.

(p) Related party transactions

The Company identifies related parties, and accounts for and discloses related party transactions in accordance with ASC 850, Related Party Disclosures, and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if they have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Related party transactions – continued

The Company reviews amounts due from a related party on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Amounts due from a related party is written off after all collection efforts have been exhausted.

(q) Revenue recognition

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

The revenue is recognized at a point in time upon the controls of the promised products are transferred to the customers. This occurs when the customers either pick up the products themselves or when the products are delivered to the customers’ designated place and accepted by them. Payment terms for product sales are generally 3-6 months after the control of products is transferred to the customers. The Company is deemed as the principal, recognizing revenue on a gross basis as the Company is primarily responsible for fulfilling the contract, bears the inventory risk as the processed specialized oilfield vehicles and equipment are stored in the Company’s warehouse before sales and it has the controls and ownership over the products, and has the discretion in establishing the sales price.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Revenue recognition – continued

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

Therefore, the Company identifies only one performance obligation to provide corporate customers with the automation solutions services at a fixed price stated in the contracts. Corporate customers would not receive and consume the benefits before the delivery of the developed software or function. Both the corporate customers and the Company have the unilateral right to terminate the contract at any time with compensation, which would be further agreed by each party upon termination if any. In addition, the Company would control the source code and script of the software or function and would not have the enforceable right to the payment until the delivery of the developed software or function, therefore, the revenue is recognized at a point in time upon the corporate customers’ acceptance of the developed software or function. Payment terms are generally set at 3-6 months after the completion of the service. The Company is deemed as the principal, recognizing revenue on a gross basis as the Company is primarily responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price.

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

The following table disaggregates the Company’s revenues by product line for the years ended June 30, 2026, 2025 and 2024:

	For the Years Ended June 30,
	2026	2025	2024
Sales of specialized oilfield equipment	$5,511,628	$11,952,061	$8,877,804
Sales of specialized oilfield vehicles	22,184,226	10,909,211	5,406,586
Service income from automation solutions	-	1,762,092	1,763,018
Others	510,165	291,254	2,871,439
Net revenues	$28,206,019	$24,914,618	$18,918,847

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Revenue recognition - continued

Contract Balances

Timing of revenue recognition was once the Company has determined that the customer has obtained control over the product. Accounts receivable represent revenues recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has an unconditional right to the payment.

Contract liabilities primarily represents the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration. The consideration received remains a contractual liability until goods or services have been provided to the customer. The amount of revenue recognized for the years ended June 30, 2026, 2025 and 2024 that was previously included in the contract liabilities as of June 30, 2025, 2024 and 2023 was $1,164,334, nil and $384,532, respectively.

(r) Cost of revenues

Cost of revenues mainly consists of manufacturing and purchase cost of raw materials, depreciation and other overhead expenses.

(s) Selling and marketing expenses

Selling and marketing expenses mainly consist of commission. Selling and marketing expenses are expensed as incurred.

(t) General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and welfare expenses, (ii) allowance for credit losses and (iii) professional fees.

(u) Research and development expenses

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

(v) Employee benefits

The Company’s subsidiaries incorporated in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing, and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included in the accompanying consolidated statements of operations and comprehensive income (loss) amounted to $144,314 $126,894 and $112,387 for the years ended June 30, 2026, 2025 and 2024, respectively.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Government subsidies

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

(x) Share-based compensation

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

(y) Warrants

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

(z) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income (loss). The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended June 30, 2026, 2025 and 2024. As of June 30, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenues generated from sales of products and revenues earned for services. The Company records revenues net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The applicable PRC VAT rates are 13% for selling products and 6% for service income for the years ended June 30, 2026, 2025 and 2024.

(bb) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) are required to be reported in a financial statement that is presented with the same prominence as other financial statements. For the years presented, comprehensive income (loss) includes net income (loss) and the foreign currency translation changes.

(cc) Income(loss) per share

Class A and Class B ordinary shares have the same rights with regard to dividends and distributions upon liquidation of the Company. Net income/(loss) is allocated on a pro rata basis to the Class A and Class B ordinary shares to the extent that each class shares in income for the period. Basic earnings per share for each class of ordinary shares is computed by dividing net income attributable to that class by the weighted average number of ordinary shares outstanding of that class for the period. Diluted earnings per share is calculated by dividing net income attributable to the Class A and Class B ordinary shares as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method for warrants. Under the treasury stock method, incremental shares are calculated based on assumed purchases of ordinary shares using the average market price during the outstanding period of issued warrants. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(dd) Segment

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

The Company concluded that consolidated net income reported in the consolidated statements of comprehensive income is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CODM refer to consolidated operating results and financial condition when addressing strategic and operational matters and allocating resources. Significant expense categories regularly provided to and reviewed by the CODM are those presented in the consolidated statements of comprehensive income.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(ee) Operating lease

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”). For all operating leases except for short-term leases, the Company recognized operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less were short-term leases and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff) Commitments and contingencies

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

(gg) Recently adopted accounting standards pronouncements

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. For public business entities, ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. For entities other than public business entities, ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption is permitted. The Company will adopt the ASU on July 1, 2026, in accordance with the delayed adoption practice described below.

(hh) Recently issued accounting standards pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(hh) Recently issued accounting standards pronouncements – continued

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-12.

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

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 3 - STABLECOINS

The following table provides a roll-forward of stablecoins measured at fair value on a recurring basis for the year ended June 30, 2026:

	Quantity	Fair Value
Balance as of June 30, 2025		$-
Addition of USDT	3,152,200	3,152,200
Disposal of USDT	(3,150,049)	(3,150,049)
Balance as of June 30, 2026	2,151	$2,151

The Company uses the first-in, first-out method to track the cost basis of USDT. The cost basis of USDT acquired equals the consideration transferred at the date of acquisition. The disposal gain or loss is recognized as the difference between disposal proceeds and the cost basis of the USDT disposed. As of June 30, 2026, the cost of stablecoins held by the Company was $2,151. For nature of the movements, refer to Notes 4, 7 and 17.

NOTE 4 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net were summarized as follows:

	As of June 30,
	2026	2025
Accounts receivable	$2,892,790	$2,032,306
Less: provision for credit losses	(58,416)	(43,521)
Accounts receivable, net	$2,834,374	$1,988,785

The changes in the provision for credit losses were as follows:

	For the Years Ended June 30,
	2026	2025	2024
Balance at beginning of the year	$43,521	$93,218	$97,526
Additions (reversal)	12,095	445,389	(4,118)
Reduction due to sale of accounts receivable	-	(496,075)	-
Foreign exchange effect	2,800	989	(190)
Balance at the end of the year	$58,416	$43,521	$93,218

For the year ended June 30, 2026, the Company recognized credit loss of $12,095. For the year ended June 30, 2025, the Company recognized credit loss of $445,389 and reversed credit loss of $496,075 from sale of accounts receivable. For the year ended June 30, 2024, the Company reversed credit loss of $4,118.

In 2025, the Company sold accounts receivable which have an aggregate gross amount of $2.6 million and provision for credit losses totaling $0.5 million to a third party at consideration of $1.0 million. As of June 30, 2026, the Company has already fully received the proceeds in stablecoins of USDT of $0.9 million and cash of $0.1 million. Loss incurred on the sale was $1.1 million and was reported as loss from sale of accounts receivable in the consolidated statements of operations and comprehensive income (loss) for the year ended June 30, 2025.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 5 - INVENTORIES

Inventories were summarized as follows:

	As of June 30,
	2026	2025
Parts and materials	$17,253,847	$13,820,398
Goods in transit	-	1,765,424
Finished goods	1,734,863	1,432,395
Inventories	$18,988,710	$17,018,217

For the years ended June 30, 2026, 2025 and 2024, the Company did not recognize any impairment loss for slow-moving inventory with cost lower than net realizable value.

NOTE 6 – ADVANCES TO SUPPLIERS

The advances to suppliers primarily consist of prepayments for the inventory purchases. Advances to suppliers as of June 30, 2026 of which $4.1 million was received as inventory by September 2026.

NOTE 7 - PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of June 30,
	2026	2025
Loan to third parties (i)	$2,906,068	$988,581
Prepaid expenses	368	3,505
Sale of accounts receivable (ii)	-	865,000
Sale of equipment (iii)	-	550,000
Escrow fund (iv)	-	400,000
Deductible input VAT	-	50,433
Others	2,893	1,813
Total	2,909,329	2,859,332
Less: allowances for credit losses	(221,073)	(75,490)
Prepayment and other current assets, net	$2,688,256	$2,783,842

(i)

(1) In August 2022, the Company entered into an interest-free loan agreement with third party A for its daily operations, under which the Company provided loan principal of RMB350,000 (approximately $51,584). The loan matured on July 31, 2023 and subsequently overdue. Since the Company assessed recoverability of the loan was extremely low, the Company accrued full amount of allowance of the loan in the year ended June 30, 2025.

(2) In May 2025, the Company entered into an interest-free loan agreement with third party E for its daily operations, under which the Company provided loan principal amount of RMB2,000,000 (approximately $279,189). The loan originally matured on May 15, 2026, and was fully repaid in April 2026.

(3) In December 2024, the Company entered into an interest-free loan agreement with third party B for its daily operations, under which the Company provided loan principal of RMB1,150,000 (approximately $169,489). The loan matured on November 30, 2025 and subsequently overdue. Since the Company assessed recoverability of the loan was extremely low, the Company accrued full amount of allowance of the loan in the year ended June 30, 2026.

(4) In March 2025, the Company provided a loan of $500,000 to third party C, which was due in February 2026. In January, 2026, the Company entered into a new loan agreement with third party D, an entity under common control with third party C, for a principal amount of $2,684,993. Under the new loan agreement, the Company disbursed $2,284,993 in stablecoins of USDT, with a fair value of $2,284,993 at the date of disbursement, and transferred the remaining $400,000 of the loan principal from third party C to third party D. Following this transfer, the outstanding principal owned by third party C was reduced to $100,000, which was subsequently repaid in February 2026. The loan to third party D bears interest at 4.50% per annum and matures on December 31, 2026. Third party K, an entity under common control with third party D, provided an unlimited guarantee for the repayment of the loan. The loan was used to fund third party D’s research and development activities, and all related outputs from those activities are agreed to be controlled by the target company described below.

The agreement includes an embedded conversion feature granting the Company the right to convert the loan’s outstanding principal and accrued interest into ordinary shares of a joint venture (the “the target company”) plan to be controlled by the Company. The Company could execute its conversion right when the milestone as agreed with third party D is achieved. Third party D agreed to contribute all its research and development outputs to the target company and build up solid research foundations and technical expertise to support daily operation and business of the target company. If third party D fails to deliver all required research and development outputs to the target company and fulfill its obligation under the agreement, the conversion right will cease and the Company shall have the right to demand repayment of the outstanding principal and accrued interest under the loan.

On September 2, 2026, the target company STAK Vision Energy Inc (“STAK Vision Energy”) was incorporated. The Company executed its conversion right and the loan principal and interests were converted into consideration of 60% shares of STAK Vision Energy.

(5) For the year ended June 30, 2026, the Company provided interest-free loans to third party I in the aggregate amount of RMB4.56 million (or $0.65 million), of which RMB2.51 million (or $0.36 million) had been recovered in cash. In June 2026, the Company entered into an offset agreement with third party I, pursuant to which the remained outstanding loan balance of RMB 2.05 million (or $0.29 million) was offset against accounts payables to third party I. As a result, the loans due from third party I were received and settled in full as of June 30, 2026.

(6) During fiscal year 2026, the Company provided several interest-free loans to the third party J for its daily operations, with principal amounts of RMB8.5 million (approximately $1.2 million). The loans were fully repaid during the year ended June 30, 2026.

The Company recognized the loan amount as loan receivable under ASC 310 in consolidated balance sheets and accrued interest annually in consolidated statements of operations and comprehensive income (loss). During the years ended June 30, 2026 and 2025, the credit losses recorded in the company’s net income (loss) were $137,304 and $60,406, respectively. For the year ended June 30, 2024, the Company reversed credit loss of $13,390.

(ii)	On June 10, 2025, the Company entered into an agreement with third party F to transfer all rights to the accounts receivable with total gross amount of $2.6 million and allowance of credit losses of $0.5 million in exchange for consideration of $1.0 million. As of June 30, 2025, the Company received $135,000 of the consideration. During the year ended June 30, 2026, the Company collected the remaining consideration in stablecoins of USDT, with a fair value of $865,000 at the settlement date.

(iii)	In May 2025, the Company entered into an agreement with third party G to sale part of its equipment with total consideration of $0.6 million. These equipment have gross amounts and accumulated depreciation of $3.0 million and $0.9 million, respectively. As of June 30, 2026, the Company has received full amount of the consideration in cash.

(iv)	On Feb 25, 2025, the Company entered into a certain escrow agreement with Nason, Yeager, Gerson, Harris & Fumero, P.A. who act as the escrow agent pursuant to which the Company agreed to deposit the aggregated amount of $400,000 upon closing of Initial public Offering. The escrow fund has been released on February 25, 2026.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 8 - EQUIPMENT, NET

Equipment, net consisted of the following:

	As of June 30,
	2026	2025
Machinery and equipment	$393,362	$372,578
Transportation equipment	77,145	73,069
Office equipment	23,534	22,290
Total	494,041	467,937
Less: accumulated depreciation	(236,500)	(174,914)
Equipment, net	$257,541	$293,023

Depreciation expenses for the years ended June 30, 2026, 2025 and 2024 were $50,280, $284,125 and $328,563, respectively. The Company did not recognize any impairment loss for the years ended June 30, 2026, 2025 and 2024.

In May 2025, the Company sold a batch of equipment to a third party that could not be relocated due to the relocation of its production facility. These equipment have gross amount and accumulated depreciation of $3.0 million and $0.9 million, respectively. For the year ended June 30, 2025, the Company has derecognized the carrying amount of the aforementioned assets of $2.1 million in exchange for cash consideration of $0.6 million, which resulting in a $1.5 million loss from sale of equipment in the consolidated statements of operations and comprehensive income (loss).

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of June 30,
	2026	2025
Patents	$3,095,165	$2,076,632
Less: accumulated amortization	(209,117)	(53,714)
Intangible assets, net	$2,886,048	$2,022,918

On May 29, 2026, the company acquired new fuel cell preparation systems and methods from an third party supplier to support the production of vehicle and equipment. These intangible assets were purchased with a total consideration of $0.9 million and were amortized on a straight-line basis.

On Jan 24, 2025, the Company acquired certain new energy and intelligent technologies that are presently integrated into production of oilfield vehicles and equipment. These intangible assets were purchased with a total consideration of $2.0 million and were amortized on a straight-line basis.

Amortization expense was $147,855, $45,341 and $5,042 for the years ended June 30, 2026, 2025 and 2024, respectively. Future estimated amortization expenses of patents are as follows:

For the years ended June 30,	Amount
2027	$204,092
2028	204,092
2029	204,092
2030	204,092
2031	204,092
Thereafter	1,865,588
Total	$2,886,048

The Company has pledged its intellectual property, with original valued at RMB510,000 (approximately $75,165), as collateral for the loan from July 30, 2024 to July 30, 2027. Refer to Note 11 for details.

NOTE 10 - OTHER NON-CURRENT ASSETS

As of June 30, 2026, other non-current assets consisted of long-term prepayments for joint research and development facility usage fees and staff costs. The expense occurred are recognized based on actual amounts invoiced by the customer over contractual period.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares per share data)

NOTE 11 - SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	Annual Interest	Maturity	Guarantee	As of June 30,
	Rate	Date	Information	2026	2025
Bank of Nanjing (i)	3.00%	August 5, 2026	YLAN and Mr. Chuanbo Jiang	$2,409,691	$-
Bank of Communications	2.80%	April 15, 2027	Mr. Chuanbo Jiang	1,473,818	-
Agricultural Bank of China	2.70%	January 22, 2027	Mr. Chuanbo Jiang and Jiangsu Changzhou Hi-Tech Credit Financing Guarantee Co., Ltd.	1,473,818	-
Agricultural Bank of China	2.75%	November 6, 2026	YLAN and Mr. Chuanbo Jiang	1,031,672	-
Bank of Communications	2.70%	January 29, 2027	Mr. Chuanbo Jiang	884,291	-
Industrial and Commercial Bank of China	3.00%	December 2, 2026	No guarantee	736,909	-
Bank of China Limited	2.55%	May 28, 2027	YLAN and Mr. Chuanbo Jiang and Jiangsu Science and Technology Financing Guarantee Co., Ltd.	736,909	-
China Construction Bank (ii)	3.95%	July 29, 2026	Intellectual property	729,540	-
Bank of Suzhou	3.00%	March 23, 2027	Zhongshan Co and Mr. Chuanbo Jiang	589,527	-
Bank of Nanjing	3.30%	September 11, 2026	Jiangsu Science and Technology Financing Guarantee Co., Ltd. and Mr. Chuanbo Jiang	537,943	-
Agricultural Bank of China	2.75%	January 3, 2027	YLAN and Mr. Chuanbo Jiang	442,145	-
Bank of Nanjing	3.20%	March 25, 2026	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	-	1,393,155
Bank of Communications	2.90%	March 23, 2026	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	-	837,568
Bank of Communications	3.20%	June 5, 2026	YLAN & Mr. Chuanbo Jiang	-	837,568
China Construction Bank	3.95%	July 29, 2025	Intellectual property	-	697,973
Industrial and Commercial Bank of China	3.10%	December 10, 2025	Changzhou Zhongshan Intelligent Equipment Co., Ltd. & Mr. Chuanbo Jiang	-	697,973
Bank of Nanjing	3.80%	September 12, 2025	Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	-	614,216
Bank of Suzhou	From 3.30% to 3.70%	From January 6, 2026 to May 8, 2026	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd. & Mr. Chuanbo Jiang	-	558,378
Total				$11,046,263	$5,636,831

(i)	On November 10, 2025, The Company has entered into a non-recourse supplier finance obligations agreement with the Bank of Nanjing Co., Ltd Changzhou Branch (the “BON Changzhou”), pursuant to which BON Changzhou granted the Company a total credit line of RMB16.4 million (approximately $2.4 million), maturing on November 9, 2026. Under the arrangement, the bank settles the Company’s supplier invoices early to extinguish the underlying accounts payable and the Company should repay to bank based on the maturity dates of the respective validated invoices. As of June 30, 2026, the Company has fully utilized the credit line of RMB16.4 million (approximately $2.4 million). Subsequently in August 2026, the Company fully repaid this loan of $2.4 million. As of June 30, 2026, the balance due to the Bank under this arrangement was recorded in short-term borrowings.

The changes in the supplier finance obligation was as follows:

For the year ended June 30, 2026
Confirmed obligations outstanding at beginning of the year	$-
Obligations confirmed during the year	2,337,718
Confirmed obligations paid during the year	-
Foreign currency translation difference	71,973
Confirmed obligations outstanding at the end of the year	$2,409,691

(ii)	The principal of the borrowing is RMB4,950,000 (approximately $729,540). The Company has pledged its intellectual property, with original value at RMB510,000 (approximately $75,165), as collateral for the borrowing from July 30, 2024 to July 30, 2027. Subsequently in July 2026, the Company repaid this loan.

Interest expenses for the years ended June 30, 2026, 2025 and 2024 were $253,715, $183,156 and $120,602, respectively.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 12 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2026	2025
Loan from third parties (i)	$2,476,014	$-
VAT payable	556,192	443,833
Payroll payable	492,354	355,182
Accrued expenses	1,490	274,732
Others	3,907	42,267
Total	$3,529,957	$1,116,014

(i)	In April and May 2026, the Company entered into interest-free loan agreements with third parties, respectively. Each loan agreement had a loan amount of $1,179,055 (RMB8,000,000) and $1,296,960 (RMB8,800,000), with maturity dates in October and November 2026, respectively.

NOTE 13 - LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:

	Annual Interest	Maturity	Guarantee	As of June 30,
	Rate	Date	Information	2026	2025
Bank of Jiangsu (i)	2.60%	June 30, 2027	Mr. Chuanbo Jiang	$294,764	$-
Bank of China Limited (ii)	2.40%	From November 21, 2026 to May 21, 2027	Zhongshan Co and Mr. Chuanbo Jiang	14,738	-
Bank of China Limited (iii)	2.55%	From November 21, 2026 to May 21, 2027	YLAN and Mr. Chuanbo Jiang and Jiangsu Science and Technology Financing Guarantee Co., Ltd.	14,738	-
Total current portion				$324,240	$-
Bank of China Limited (ii)	2.40%	From November 21, 2027 to June 29, 2028	Zhongshan Co and Mr. Chuanbo Jiang	$722,171	$-
Bank of China Limited (iii)	2.55%	From November 21, 2027 to May 28, 2029	YLAN and Mr. Chuanbo Jiang and Jiangsu Science and Technology Financing Guarantee Co., Ltd.	722,171	-
Bank of Jiangsu (i)	From 2.60% to 3.75%	July 1, 2027	Mr. Chuanbo Jiang	147,381	418,784
Total non-current portion				$1,591,723	$418,784
Total				$1,915,963	$418,784

(i)	In July 2025, the Company was granted the one-year credit facility by Bank of Jiangsu in the amount of RMB3.0 million (approximately $418,784) and fully drew the amount. The credit facility was guaranteed by Mr. Chuanbo Jiang. The loan originally matured in July 2026 and was renewed on its original maturity date, extending the maturity dates to June 30, 2027 and July 1, 2027. As of June 30, 2026, no repayments had been made under the loan agreements. The outstanding balance of the current portion was RMB2.0 million (approximately $294,764) due on June 30, 2027 and the non-current portion was RMB1.0 million (approximately $147,381) due on July 1, 2027.
(ii)	On May 29, 2026, the Company was granted a two-year credit facility by Bank of China with amount of RMB5.0 million (approximately $736,909) and fully drew the amount. The credit facility was guaranteed by Zhongshan Co and Mr. Chuanbo Jiang. As of June 30, 2026, no repayments had been made under this loan agreement. The outstanding borrowings are RMB100,000 (approximately $14,738) due on May 21, 2027 and RMB4.9 million (approximately $722,171) due on June 29, 2028.
(iii)	On May 29, 2026, the Company was granted a three-year credit facility by Bank of China with amount of RMB5.0 million (approximately $736,909) and fully drew the amount. The credit facility was guaranteed by YLAN, Mr. Chuanbo Jiang and Jiangsu Science and Technology Financing Guarantee Co., Ltd. As of June 30, 2026, no repayments had been made under this loan agreement. The outstanding borrowings are RMB100,000 (approximately $14,738) due on May 21, 2027 and RMB4.9 million (approximately $722,171) due on May 28, 2029.

The repayment schedule for the principal of the Company’s long-term borrowings is as follows:

For the fiscal years ended June 30,	Amount
2027	$324,240
2028	884,290
2029	707,433
Total	$1,915,963

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 14 - SHARE-BASED COMPENSATION

On March 21, 2025, the Board of Directors of the Company announced the 2025 Share Incentive Plan (“the Plan”). On April 22, 2025, an aggregate of 1,800,000 options was granted to certain consultants and management (the “Participants”) under the Plan. These options were granted with no vesting conditions and exercise prices required. The fair value of options is based on the closing price of the underlying ordinary shares on grant date.

The following table summarized the Company’s share-based compensation activities for the year ended June 30, 2025.

	Number of options	Weighted Average Grant Date Fair Value
		USD
Outstanding as of July 1, 2024	-	$-
Granted	1,800,000	2.17
Forfeited	-	-
Vested and exercised	(1,800,000)	2.17
Outstanding as of June 30, 2025	-	$-

Total share-based compensation expenses for these options for the year ended June 30, 2025 were $3,906,000, which was reported as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

There was no share based compensation during the year ended June 30, 2026.

NOTE 15 - TAXATION

Cayman Islands

STAK is incorporated in the Cayman Islands. Under the current laws of Cayman Islands, STAK is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first HK$ 2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$ 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiary did not have assessable profits that were derived in Hong Kong for the years ended June 30, 2026, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for the years ended June 30, 2026, 2025 and 2024.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and share data)

NOTE 15 – TAXATION (CONTINUED)

The following tables set forth the component of income (loss) before income tax of the Company for the years ended June 30, 2026, 2025 and 2024:

	For the Years Ended June 30,
	2026	2025	2024
Income (loss) before income tax
PRC	$1,834,445	$(685,469)	$2,718,254
Cayman	(720,686)	(5,287,741)	(4,329)
Hong Kong	(196,706)	(9,432)	4,038
Total	$917,053	$(5,982,642)	$2,717,963

The components of the income tax provision consisted of the following:

	For the Years Ended June 30,
	2026	2025	2024
Current income tax expenses	$176,193	$-	$619,064
Deferred income tax expenses (benefits)	315,319	(269,962)	(342,875)
Total	$491,512	$(269,962)	$276,189

As the main business operations were concentrated in China, PRC statutory income tax rate was applied. The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate were as follows:

	For the Years Ended June 30,
	2026		2025		2024
	USD	%	USD	%	USD	%
PRC statutory income tax rate	229,263	25.0%	(1,495,660)	25.0%	679,491	25.0%
Foreign Tax Effects
Statutory tax rate difference between Cayman and PRC	180,172	19.6%	1,321,935	(22.1)%	1,082	0.0%
Statutory tax rate difference between Hong Kong and PRC	16,721	1.9%	802	0.0%	(344)	(0.0)%
Effect of research and development deduction	-	-	(108,471)	1.8%	(419,364)	(15.4)%
Effect of non-deductible expenses	11,998	1.3%	11,432	(0.2)%	15,324	0.6%
Effect of valuation allowance	53,358	5.8%	-	-	-	-
Effective income tax rate	491,512	53.6%	(269,962)	4.5%	276,189	10.2%

As of June 30, 2026 and 2025, the significant components of the deferred tax assets and deferred tax liabilities were summarized below:

	As of June 30,
	2026	2025
Deferred tax assets
Tax losses carried forward	$433,015	$710,701
Allowance for credit losses	69,872	28,139
Accrued expenses	60,415	47,118
Lease liabilities	-	18,383
Valuation allowance	(53,936)	-
Total deferred tax assets	$509,366	$804,341

Deferred tax liability
Right-of-use assets	$(4,916)	$(18,641)
Total deferred tax liability	$(4,916)	$(18,641)
Deferred tax assets, net	$504,450	$785,700

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 15 - TAXATION (CONTINUED)

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

As of June 30, 2026 and 2025, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in the PRC, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years. As of June 30, 2026 and 2025, the Company had net operating loss carryforwards of approximately $1,593,727 and $2,834,297 for entities incorporated in PRC mainland, respectively. As of June 30, 2026, the net operating loss carryforwards from PRC will expire, if unused, from 2028 to 2031.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares per share data)

NOTE 16 - LEASES

The Company leases equipment and facility space under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheets.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. During the three years period ended June 30, 2026, all of the Company’s leases were all operating leases.

A summary of lease cost recognized in the Company’s consolidated statements of operations and comprehensive income (loss) was as follows:

	For the Years Ended June 30,
	2026	2025	2024
Operating leases cost excluding short-term rental expense	$57,293	$36,150	$31,725
Short-term rental expense	66,664	66,294	2,284
Total	$123,957	$102,444	$34,009

Lease payments for the years ended June 30, 2026, 2025 and 2024 were $174,195, $39,629 and $81,061, respectively.

A summary of supplemental information related to operating leases was as follows:

	As of June 30,
	2026	2025
Weighted average remaining lease term (year)	0.50	1.50
Weighted average discount rate	3.60%	3.60%

NOTE 17 - EQUITY

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

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 17 – EQUITY (CONTINUED)

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

On May 10, 2025, the Company issued and granted 1,800,000 ordinary shares through share incentive plan. Refer to Note 14 for details.

On June 5, 2025, the Company’s authorized share capital was increased (the “Increase of Authorized Share Capital”), and re-designated and re-classified from $50,000 divided into 50,000,000 ordinary shares of par value $0.001 each to $100,000 divided into (a) 75,000,000 Class A Ordinary Shares of par value $0.001 each, with each Class A Ordinary Share entitled to one vote, and (b) 25,000,000 Class B Ordinary Shares of par value $0.001 each, with each Class B Ordinary Share entitled to 30 votes (the “Share Capital Reorganization”); and (ii) the Company repurchased 7,700,000 and 1,500,000 Class A Ordinary Shares from two shareholders, Lanying Capital Limited and MT. Yang Holding Ltd, respectively, and issued a corresponding number of Class B Ordinary Shares to such shareholders (the “Share Repurchase and Issue,” and together with the Increase of Authorized Share Capital and the Share Capital Reorganization, the “Dual Class Restructuring”). Class A and Class B ordinary shares have the same rights with regard to dividends and distributions upon liquidation of the Company. The Company’s dual class share structure with different voting rights, each Class A Ordinary Share shall be entitled to 1 vote and each Class B Ordinary Share shall be entitled to 30 votes on all matters subject to vote at general meetings of the Company.

On January 8, 2026, the Company closed a registered direct offering of 6,000,000 units (each a “Unit,” and collectively, the “Units”) of purchase price of US$0.38 per Unit, with each Unit consisting of (i) one Class A ordinary share, $0.001 par value per share (each a “Class A Ordinary Share,” and collectively, the “Class A Ordinary Shares”), and (ii) one and one-half warrants, each to purchase one Class A Ordinary Share (each a “Warrant,” and collectively, the “Warrants”), at the exercise price of $0.46 per share, directly to certain investors. The Company offers the Units at an assumed public offering price of $0.38 per share and the accompanying warrants. The warrant have a three-year term and can only be exercised after January 8, 2027 with exercise price of 120% (US$0.46 per share) of the Unit offering price. Both the shares and warrants were classified as equity instruments and the related proceeds were recorded in additional-paid in capital in fair value as of June 30, 2026.

As of June 30, 2026, the Company received net proceeds of approximately US$2,287,200 in stablecoins of USDT from this offering, after deducting offering expenses payable by the Company and no warrants were exercised.

The summary of warrant activities for the years ended June 30, 2026 and 2025 were as follows, no activities existed for the years ended June 30, 2024.

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Remained Contractual Life in Years
Warrants Outstanding as of June 30, 2024	-	$-	-
Warrants Exercisable as of June 30, 2024	-	-	-
Warrant Granted	70,517	$4.80	5.00
Warrant Exercised	-	-	-
Warrant Expired	-	-	-
Warrants Outstanding as of June 30, 2025	70,517	$4.80	4.66
Warrants Exercisable as of June 30, 2025	70,517	$4.80	4.66
Warrant Granted	9,000,000	0.46	3.00
Warrant Exercised	-	-	-
Warrant Expired	-	-	-
Warrants Outstanding as of June 30, 2026	9,070,517	$0.49	2.54
Warrants Exercisable as of June 30, 2026	70,517	$4.80	3.66

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 17 – EQUITY (CONTINUED)

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2026 and 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, that are included in the consolidated net assets were $5,174,135 and $5,035,159 as of June 30, 2026 and 2025, respectively.

NOTE 18 - CONCENTRATIONS

(a)	Concentration of customers

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended June 30, 2026, 2025 and 2024.

	For the Years Ended June 30,
Percentage of the Company’s revenues	2026	2025	2024
Customer A	31%	*	*
Customer B	10%	*	*
Customer C	*	36%	29%
Customer D	*	13%	14%
Customer E	*	13%	*
Customer F	*	*	24%
Total	41%	62%	67%

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of June 30, 2026 and 2025.

	As of June 30,
Percentage of the Company’s accounts receivable	2026	2025
Customer A	38%	*
Customer B	29%	*
Customer G	26%	*
Customer H	*	44%
Customer I	*	19%
Customer J	*	16%
Total	93%	79%

*	Indicates below 10%.

(b)	Concentration of suppliers

For the years ended June 30, 2026, 2025 and 2024, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	For the Years Ended June 30,
Percentage of the Company’s purchase	2026	2025	2024
Supplier A	24%	*	*
Supplier B	15%	*	*
Supplier C	12%	*	*
Supplier D	10%	16%	*
Supplier E	*	28%	*
Supplier F	*	17%	*
Supplier G	*	14%	39%
Supplier H	*	*	11%
Total	61%	75%	50%

The following table sets forth information to each supplier that accounted for 10% or more of total accounts payable as of June 30, 2026 and 2025.

	As of June 30,
Percentage of the Company’s accounts payable	2026	2025
Supplier A	61%	*
Supplier I	21%	*
Supplier E	*	73%
Total	82%	73%

*	Indicates below 10%.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2026 and 2025, the Company had no material purchase commitments, significant capital commitments, long-term obligations or guarantees.

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

NOTE 20 - RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company:

Name of related party:	Relationship with the Company
Mr. Chuanbo Jiang	CEO, director and significant shareholder of the Company
Ms. Huyun Gao	A significant shareholder of the Company

The following table presents amounts due from a related party as of June 30, 2026 and 2025.

	As of June 30,
	2026	2025
Amounts due from a related party
Mr. Chuanbo Jiang (i)	$-	$87,472
Total	$-	$87,472

(i)	The balance mainly represents due on demand advances made to a related party for the Company’s daily operational purposes.

The following table presents amounts due to related parties, current as of June 30, 2026 and 2025.

	As of June 30,
	2026	2025
Amounts due to related parties, current
Ms. Huyun Gao (i)	$74,498	$30,222
Mr. Chuanbo Jiang (i)	4,008	-
Total	$78,506	$30,222

(i)	The balance represented advances from a related party for the Company’s daily operations with no fixed term of repayment and interest.

The following table presents amounts due to a related party, non-current as of June 30, 2026 and 2025.

	As of June 30,
	2026	2025
Amounts due to a related party, non-current
Mr. Chuanbo Jiang (i)	$272,997	$-
Total	$272,997	$-

(i)	In April 2026, Mr. Chuanbo Jiang, the Company and several third parties entered into tripartite agreements, pursuant to which Mr. Chuanbo Jiang agreed to assume the Company’s indebtedness to third parties in the aggregate amount of $272,997. The accrued expenses and other current liabilities were converted into interest-free loans from Mr. Chuanbo Jiang to the Company, due on December 31, 2027.

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 20 - RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

For the years ended June 30, 2026, 2025 and 2024, the Company had the following related party transactions.

	For the Years Ended June 30,
	2026	2025	2024
Shareholder contribution
Mr. Chuanbo Jiang	$-	$-	$38,500
Ms. Huyun Gao	-	-	7,500
Mr. Huailiang Xu	-	-	2,000
Mr. Haoyu Xiong	-	-	1,500
Mr. Cheukyin Tai	-	-	500
Total	$-	$-	$50,000

NOTE 21 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares per share data)

NOTE 21 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed balance sheets

	As of June 30,
	2026	2025
Assets
Current assets:
Cash	$108,577	$25,428
Advances to suppliers	-	135,000
Amounts due from subsidiaries	2,247,207	-
Prepayments and other current assets, net	2,684,993	756,585
Total current assets	5,040,777	917,013

Non-current asset:
Investment in subsidiaries	11,492,076	12,405,300
Total non-current asset	11,492,076	12,405,300
Total assets	$16,532,853	$13,322,313

Liabilities
Current liabilities:
Accrued expenses and other current liabilities	$50,448	$292,528
Amounts due to related parties, current	153,889	130,039
Total current liabilities	204,337	422,567

Non-current liability:
Amounts due to a related party, non-current	269,537	-
Total non-current liability	269,537	-
Total liabilities	$473,874	$422,567

Shareholders’ equity
Class A ordinary shares (par value of $0.001 per share; 75,000,000 shares authorized; 10,010,349 and 4,010,349 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	$10,010	$4,010
Class B ordinary shares (par value of $0.001 per share; 25,000,000 shares authorized; 9,200,000 shares issued and outstanding as of June 30, 2026 and 2025)	9,200	9,200
Additional paid in capital	14,438,304	12,157,104
Retained earnings	1,422,836	997,295
Accumulated other comprehensive income (loss)	178,629	(267,863)
Total shareholders’ equity	$16,058,979	$12,899,746
Total liabilities and shareholders’ equity	$16,532,853	$13,322,313

STAK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares and per share data)

NOTE 21 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed statements of income (loss) and comprehensive income (loss)

	For the Years Ended June 30,
	2026	2025	2024
Operating income (loss)
Equity income (loss) of subsidiaries	$1,159,390	$(424,939)	$2,446,103
General and administrative expenses	(827,325)	(5,304,727)	(4,832)
Total operating income (loss)	332,065	(5,729,666)	2,441,271

Foreign exchange gain	93,476	16,986	503
Net income (loss)	$425,541	$(5,712,680)	$2,441,774

Other comprehensive income (loss)
Foreign currency translation adjustment	446,492	120,680	(31,462)
Total comprehensive income (loss)	$872,033	$(5,592,000)	$2,410,312

Condensed statements of cash flows

	For the Years Ended June 30,
	2026	2025	2024
Cash flows used in operating activities	$(220,835)	$(1,581,748)	$(3,710)
Cash flows used in investing activities	-	(2,617,293)	-
Cash flows generated from financing activities	400,000	4,187,707	50,000
Effect of exchange rate changes	(96,016)	(9,545)	17
Net increase (decrease) in cash	83,149	(20,879)	46,307
Cash at beginning of the year	25,428	46,307	-
Cash at the end of the year	$108,577	$25,428	$46,307

NOTE 22 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through October 21, 2026, which was the date of the issuance of the consolidated financial statements.

On October 9, 2026, the Company held an extraordinary general meeting of shareholders and a separate class-level meeting for holders of Class A Ordinary Shares. By special resolutions, shareholders approved the Change of Voting Rights, pursuant to which the voting power per Class B Ordinary Share will be (i) increased from 30 votes to 100 votes per share, while each Class A Ordinary Share will continue to carry 1 vote. (ii) a reduction in the par value of each issued Class A Ordinary Share and Class B Ordinary Share from US$0.001 to US$0.0000001, a subdivision of each authorized but unissued Class A Ordinary Share and Class B Ordinary Share into 10,000 shares of the corresponding class, and the cancellation of certain excess authorized but unissued shares, such that, upon effectiveness of the foregoing, the authorized share capital of the Company would be US$10 divided into 75,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, each with a par value of US$0.0000001; (iii) an increase in the authorized share capital of the Company from US$10 to US$100,000, divided into (a) 750,000,000,000 Class A Ordinary Shares and (b) 250,000,000,000 Class B Ordinary Shares, each with a par value of US$0.0000001, by the creation of an additional 749,925,000,000 Class A Ordinary Shares and 249,975,000,000 Class B Ordinary Shares; and (iv) the adoption of the third amended and restated memorandum and articles of association of the Company to reflect the foregoing changes. All of the foregoing changes will become effective simultaneously upon completion of the relevant filings and registrations with the Registrar of Companies in the Cayman Islands. As of the date of issuing this annual report, such filings and registrations had not been completed and, accordingly, none of the foregoing changes had become effective.

There are no subsequent events that would have material impacts on the consolidated financial statements, except for the events disclosed elsewhere in the consolidated financial statements.

